As filed with the Securities and Exchange Commission on May 24, 2002
Registration No. 333-66540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PLANVISTA CORPORATION
(Exact name of registrant as specified in charter)

Delaware	6411	13-3787901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4010 Boy Scout Blvd., Suite 200
Tampa, Florida 33607
(813) 353-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Phillip S. Dingle
Chief Executive Officer
PlanVista Corporation
4010 Boy Scout Blvd., Suite 200, Tampa, Florida 33607
(813) 353-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

David C. Shobe, Esq. Olga M. Pina, Esq. Fowler White Boggs Banker P.A. 501 East Kennedy Blvd., Suite 1700 Tampa, Florida 33602 (813) 228-7411	Howard B. Adler, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306 (202) 955-8500

Approximate date of commencement of proposed sale to the public:    as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities Proposed to be Registered and Sold	Proposed Maximum Offering Price (1)	Amount of Registration Fee

Common stock, par value $.01 per share(2)	—	—

Underwriters’ warrants	—	—

Common stock underlying the underwriters’ warrants (3)	—	—

Total	$60,000,000	$5,520(4)

(1)
Such amount represents the aggregate offering price of the securities registered hereunder to be sold by the Registrant and the exercise price of any securities issuable upon exercise of warrants. These figures are estimates solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares of common stock to be offered and sold by the Registrant and selling stockholders and shares of common stock subject to an option granted to the underwriters solely to cover over-allotments, if any. See “Underwriting.”

(3)
Pursuant to Rule 416, the number of shares of common stock issuable upon exercise of the underwriters’ warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.

(4)	$835 of which is being paid in connection with this filing, $2,672 of which was previously paid in connection with the initial filing and $2,013 of which is on account.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2002
PROSPECTUS

            Shares

Common Stock

This is a public offering of common stock of PlanVista Corporation. We are offering for sale an aggregate of              shares of our common stock and certain of our existing stockholders are offering for sale an aggregate of 1,363,821 shares of our common stock under this prospectus in a firm commitment underwriting. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Our common stock trades on the New York Stock Exchange under the ticker symbol “PVC.” The last reported sales price of our common stock on the New York Stock Exchange on May 23, 2002 was $3.75 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning at page 12 of this prospectus before buying shares of our common stock.

	Per Share	Total
Public offering price
Underwriting discounts and commissions*
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

*See “Underwriting” on page 68 for a description of the underwriters’ compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of              additional shares of our common stock from us within 30 days following the date of this prospectus to cover over-allotments, if any.

We expect the shares of our common stock will be ready for delivery to purchasers on or about             , 2002.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is             , 2002

[Artwork to be filed by amendment]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The use of the words “believe,” “expect,” “anticipate,” “intend,” “plans,” “estimate,” “assume,” “projects,” “should,” “could,” “may,” and other similar expressions, or their negations, generally identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to business strategy and prospects, industry trends and changes, continued acceptance and growth of our business, dependence on significant customers, future capital expenditures, sources and availability of capital and governmental regulations and their effect on us and our competition. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information.

When considering the forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. You should exercise caution in interpreting and relying on, and should not place undue reliance on, forward-looking statements, which reflect our management’s views as of the date of this prospectus and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and could materially affect our actual results, performance or achievements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the matters discussed under the caption “Risk Factors.”

We caution you that, while forward-looking statements reflect our good faith beliefs, these statements are not guarantees of future performance, results, levels of activity or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. In addition, we disclaim any obligation to publicly update or revise any forward-looking statement after the date of this prospectus, whether as a result of new information, future events or otherwise.

i

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the consolidated financial statements and related notes and other financial data included in this prospectus, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 12. In addition, some statements include forward-looking statements that involve risk and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page i. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

As used in this prospectus, “we,” “us,” “our,” “our company” and “PlanVista Corporation” mean PlanVista Corporation and our subsidiaries, unless the context indicates otherwise.

PLANVISTA CORPORATION

Who We Are

We are a publicly traded preferred provider network, or PPO network, and technology-enabled network management company. We provide healthcare payers access to our nationwide PPO “network of networks”, which offers discounts on medical services that fall outside of a payer’s primary network. The technology-enabled platform that we have developed for our PPO network provides claims repricing and claims and data management services to our healthcare payer, PPO and provider customers. These customers include insurance carriers, self-insured employers, third party administrators and other entities that pay claims on behalf of health plans, as well as PPOs and participating healthcare service providers.

Our PPO network, known as NPPN, is comprised of regional and local networks with which we contract and includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers, making us one of the largest PPO networks in the United States based on the number of participating healthcare providers. As of March 31, 2002, we had approximately 750 payer customers located throughout the country with 2.0 million estimated members.

Prior to 2002, NPPN accounted for all of our revenue. In 2001, we launched our PayerServ and PlanServ business units to exploit the automated claims repricing and provider data management platform that we developed for our NPPN network. PayerServ, which supports health insurance carriers, third party administrators and self-insured employers, uses this platform to address the cumbersome task of moving, tracking and repricing healthcare claims among a number of PPO networks with which a payer has contracts. PlanServ uses the same platform to support primary PPO networks that lack the in-house capabilities to develop their own automated claims handling and repricing systems or to efficiently manage the provider data necessary to provide network access.

PayerServ and PlanServ offer a suite of medical cost containment services designed to offer payers and PPO networks expense savings and revenue enhancement opportunities through the outsourcing of electronic claims repricing, network database administration, claims data management, mailroom and paper claim conversion, web hosting and management reporting. We believe that the current lack of in-house expertise on the part of most healthcare payers and PPOs and the predominantly manual nature of the network claims repricing and management processes prevalent in the industry today create a strong demand for the types of outsourced services that we offer.

How We Earn Revenues

NPPN

Our revenue has historically been generated by NPPN and consists primarily of a percentage of savings based on the discount that our network is able to pass along to a payer customer. In our industry, this is called a “percentage of savings” revenue model. Providers contract with and offer discounts to primary networks in an effort to generate patient flow and ensure prompt payment for services. NPPN offers its network to payers as an additional network that is intended to contain costs when an insured obtains medical services from a provider outside of the primary network of the payer. When a provider bills a payer for medical services that fall within the NPPN network, we electronically review the bill and reprice it to conform to our network pricing agreement, which is typically lower than the invoiced amount. We earn a percentage of the savings, which is generally between 18% and 20% of the discount.

Approximately 10% of our revenue in 2001 was derived from payers using NPPN as a primary network. With respect to primary network revenues, we receive a flat fee per month based on the number of enrolled members as opposed to a percentage of savings. We can also customize our per employee per month and percentage of savings models depending on payer requirements.

PayerServ and PlanServ

We derive our PayerServ and PlanServ revenue from claims repricing and claims and network data management services on a per claim basis, with the amount charged per claim based on estimated annual claim volume. We believe this pricing model differentiates us from our competitors, who generally require customers to invest in significant up-front network loading and implementation fees. PayerServ and PlanServ were launched in 2001 and accounted for approximately 5% of our revenue for the quarter ended March 31, 2002.

Market Outlook and Opportunities

We have identified several trends and opportunities in the healthcare industry, which we believe are driving increased demand for our NPPN network and for technology-enabled, outsourced claims repricing services:

NPPN Opportunities

•
Rising Employer Healthcare Costs.    Based on a 2001 survey of more than 2,800 employers conducted by William M. Mercer, Incorporated, employer-sponsored health benefit costs rose 6.6% in 2000 and 12.1% in 2001. Based on the same survey, average healthcare costs per employee rose from $4,097 in 1999 to $4,430 in 2000 and to $5,162 in 2001, and are forecasted to increase an additional 12.8%, or $761 per employee, in 2002. We believe that our percentage of savings revenue model will be increasingly attractive to payers seeking to control costs for their customers. We also believe that our technology-based approach to claims processing enables our payer customers to realize efficiencies that lower their costs.

•
PPO Networks are Growing.    According to the Mercer survey, enrollments for both PPOs and HMOs were 32% of the total enrollment in employer-sponsored plans in 1997. The American Association of Preferred Provider Organizations reports that, in 2001, PPOs across the country represented the healthcare needs of nearly 107 million Americans, representing 44% of total enrollment, compared to HMOs, which grew to only 35% of total enrollment. The growth in PPO enrollment presents us with an opportunity to continue to grow our NPPN business. Based on our internal analyses, we estimate that a typical payer receives discounts from its primary PPO networks on approximately 60-65% of the dollar volume of its claims. Because NPPN has established a large nationwide network of regional PPO networks, payers can achieve discounts on many of the claims that are not eligible for discounts from their primary networks through a relationship with NPPN. Our internal data suggest that, of the 35-40% of all claims that are not discounted by a payer’s primary network, approximately 50% would have received a discount had the payer established a contract with NPPN. We believe that the growth in the utilization of PPOs also enables us to obtain new business by marketing our claims repricing technology as a means of helping payers manage the cost of claims.

PayerServ and PlanServ Opportunities

•
Most Payer and PPO Processing Systems are Manual and Inefficient.    We believe that the current level of automation and electronic processing of claims in the healthcare industry is limited and the process is highly manual and paper-based. Our PayerServ and PlanServ business units offer our payer and PPO customers the ability to outsource technologically-advanced claims processing as an economical alternative to developing their own in-house automated systems.

•
Regulatory Changes and Consumer Demands Affect Claims Format and Processing Requirements.     Regulations and measures taken by regulatory groups and by consumers continue to evolve, resulting in new requirements for claims format and processing and new requirements for protecting patient privacy and confidentiality. Payers are increasingly being held to shorter claims turnaround times, greater accuracy, fewer claims reversals and other performance and member satisfaction measures by customers, as well as by recent legislation. Our internal data suggest that the repricing time for a typical claim is 10-15 days for third party administrators and 10-30 days for insurance carriers. The repricing process represents a significant portion of the total time required to settle a health insurance claim. We guarantee that we will reprice paper or fax claims within 72 hours, electronic data (or EDI) claims within 24 hours, and Internet-submitted claims immediately. Accordingly, we believe that our ability to accurately reprice claims and to guarantee short turnaround times will be viewed as valuable by payers seeking to shorten their overall claims turnaround times. To the extent that payers, PPOs and providers are unable to satisfy the new legal, regulatory and consumer requirements in-house, we believe they will engage outsourced service providers, such as us, to electronically manage and transmit their claims.

•
Claims Data are Transmitted In a Variety of Formats.    As a result of the various stages of technological development at claims sources, such as physician’s offices, laboratories and hospitals, and the various claims systems in use, repricing systems must allow for receiving claims through a variety of media, such as paper, faxes, EDI and the Internet, as well as returning claims to payers in various formats. We can accommodate and utilize all transmission media currently available for receiving and transmitting claims.

•
PPO Discount Terms are Becoming Increasingly More Complex.    The discount terms being offered by PPOs are becoming increasingly complex. While historically most payers’ information systems and applications could handle simple percentage discount repricing calculations, we believe that most are not well suited for current PPO contract terms requiring detailed, often complex, repricing calculations, frequently requiring the assistance of, and interpretation by, knowledgeable personnel. Moreover, we estimate that the average payer, looking to increase its ability to discount claims and thus reduce costs, has contractual relationships with 25-30 PPO networks, with some payers having more than 100 network relationships. Each of these networks may have different discount methodologies and rates, greatly adding to a payer’s administrative burden and increasing the complexities of processing and repricing claims. Our claims processing technology can handle these complexities, and the PayerServ solution is designed to provide the payer with an outsourced alternative to performing these functions in-house.

Our strategy is to market our established NPPN brand as a leading national PPO network and to provide a broad array of technology-based services to existing and new customers, designed to help them better manage the rising cost of healthcare. We expect to focus our strategy on further penetrating the payer market with both our NPPN and PayerServ products. We also expect to generate revenue through our PlanServ product, which will be marketed to PPO networks.

Company Background and Recent Events

We were incorporated in Delaware in 1994 and completed our initial public offering in May 1995 under the name HealthPlan Services Corporation. We changed our name to PlanVista Corporation in April 2001. Our original core business, which involved the third party administration of healthcare claims for large and small group employers and a managing general underwriter business, was purchased from Dun & Bradstreet

Corporation in 1994. These business units became unprofitable, and we disposed of them in a series of transactions during 2000 and 2001 while concentrating our focus on developing NPPN, which we had acquired in 1998. Upon completion of the disposition of the former businesses, we were left with a capital and debt structure that our remaining PPO network access core business was not able to service and we were unable to pay our senior secured debt when it matured in August of 2001. Our senior lending group entered into a forbearance agreement under which we operated until we completed a new credit facility and closed on a debt restructuring transaction on April 12, 2002.

We intend to use approximately $40.6 million of the proceeds from this offering to retire our senior indebtedness, repay other amounts and redeem the Series C convertible preferred stock that was issued to our senior lenders in connection with the debt restructuring, $5.4 million to secure our obligations under certain letters of credit, $5.0 million to satisfy certain obligations to HealthPlan Holdings, Inc., or HealthPlan Holdings, under a converted promissory note, $3.0 million to repay certain notes to Centra Benefits Services, Inc., or Centra, approximately $500,000 to repay notes to two of our directors and up to $             to repurchase after the offering an aggregate of up to 1,650,000 shares of our common stock from those of our senior lenders who elect to have us repurchase such shares from them at the price to the public of this offering, net of underwriting discounts and commissions. If we cannot obtain the funds in this offering to satisfy our obligations to our senior lenders and redeem the Series C convertible preferred stock, we will not proceed with the offering.

The following stockholders are also selling shares of our common stock in this offering pursuant to registration rights that allow them to include their shares in this offering:

•
our senior lenders are registering an aggregate of 150,000 shares of our common stock received as fees in connection with the forbearance agreement and various amendments to our senior credit facility;

•
HealthPlan Holdings is registering 939,452 shares of our common stock received in connection with its purchase of our remaining third party administration and managing general underwriter businesses in 2001; and

•	New England Financial, or NEF, is registering 274,369 shares of our common stock received in March of 2002 in connection with the conversion of a promissory note.

We have agreed that, 180 days following the closing of this offering, we will register the resale, on a registration statement on a delayed or continuous basis, called a shelf registration statement, of: (a) 553,500 shares held by certain accounts managed by DePrince Race & Zollo, Inc., or DRZ, an investment advisory firm of which one of our directors is a principal, pursuant to registration rights we granted to DRZ on behalf of these accounts at the time they purchased these shares from us in a private placement transaction; (b)              shares that will be issued to Centra upon conversion of certain promissory notes in connection with this offering; (c) any of the 1,650,000 shares that any of our senior lenders elect not to sell back to us in connection with this offering and any of the 150,000 shares owned by the senior lenders that are not sold in this offering; and (d) 100,000 shares held by HealthPlan Holdings, as well as the 939,452 shares held by HealthPlan Holdings if such shares are not sold in this offering.

For a detailed discussion of our new credit facility and other recent events affecting this offering, see “Recent Events Affecting this Offering.” For a detailed discussion of the registration rights granted to each of the selling stockholders and others, see “Description of Capital Stock—Registration Rights.”

RISKS

Our business and strategy are subject to numerous risks. See “Risk Factors” beginning on page 12 for information that you should consider before purchasing our common stock.

GENERAL

Our mailing address is 4010 Boy Scout Blvd., Suite 200, Tampa, Florida 33607-1742 and our principal telephone number at our executive offices is 813-353-2300. Our web site address is www.planvista.com. Information on our web site is not a part of this prospectus.

THE OFFERING

Common stock offered by us in this offering (1)	shares

Common stock offered by selling stockholders in this offering	1,363,821 shares

Common stock outstanding after the offering (2)	shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $ million. We intend to use our net proceeds as follows:

• approximately $40.6 million to pay down debt and other amounts owed in connection with our restructured credit facility and to retire our Series C convertible preferred stock;

• $5.4 million to secure obligations under letters of credit;

• $5.0 million to repurchase shares from, and satisfy related obligations to, HealthPlan Holdings;

• $3.0 million to repay a portion of the notes owed to Centra;

• approximately $500,000 to repay indebtedness owed to two of our directors;

• up to $ million to repurchase some or all of the 1,650,000 shares of our common stock issuable to our senior lenders; and

• the remainder for general corporate purposes. See “Use of Proceeds.”

The selling stockholders will receive the net proceeds from the sale of their shares in this offering and we will receive none of those proceeds.

New York Stock Exchange Symbol	“PVC”

(1)	shares if the underwriters exercise their over-allotment option in full.

(2)
Based on the number of shares outstanding as of             , 2002. Assumes that the Series C convertible preferred stock is retired with the proceeds of the offering, none of the 1,650,000 shares issued to our senior lenders upon closing are repurchased by us, 813,273 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note,              shares are issued upon conversion of $1.3 million of the promissory notes held by Centra and the underwriters do not exercise their option to purchase an additional              shares. This number excludes:

•
1,877,637 shares reserved for issuance upon the exercise of currently outstanding options granted under our existing stock option plans at an average option exercise price of $                     per share and an additional 687,916 shares reserved for issuance under our various plans;

•
                    shares reserved for issuance upon the exercise of warrants to be issued to our managing underwriter in the offering, Friedman, Billings, Ramsey & Co., Inc., at the time this offering is consummated; and

•	200,000 shares reserved for issuance upon the exercise of warrants issued to Centra.

SUMMARY FINANCIAL INFORMATION

The summary financial data for the years ended December 31, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements. The summary financial data for the three months ended March 31, 2001 and 2002 are derived from our unaudited consolidated financial statements. You should read this summary financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto that are included in this prospectus beginning on page F-1.

Financial data for 1997 are not reflected in the table below because we acquired our current business in 1998. Prior to 1998, our primary business was the third party processing and administration of healthcare claims. During 2000 and 2001, we sold these businesses and the operating results are classified as discontinued operations in 1998, 1999, 2000 and 2001, and therefore, are not included in this presentation of Summary Financial Information.

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Operating revenue	$10,024	$18,691	$26,964	$32,918	$7,983	$7,949
Operating expenses	12,103	15,531	17,134	24,349	5,205	5,542
Interest expense, net	5,540	7,364	10,237	11,970	1,817	2,558
Net income (loss)	9,698	104	(104,477)	(45,221)	(659)	669
Basic and diluted net income (loss) per share	$0.67	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04

We own or have rights to various trademarks and service marks used in our business. These include PlanVista, PayerServ and PlanServ. This prospectus also includes trademarks, service marks and trade names owned by other companies.

RECENT EVENTS AFFECTING THIS OFFERING

General

We were incorporated in Delaware in 1994, completed our initial public offering in May 1995 under the name HealthPlan Services Corporation and changed our name to PlanVista Corporation in April 2001. In 1994, we acquired from Dun & Bradstreet Corporation our original core business, which involved the third party administration of healthcare claims for large and small group employers and a managing general underwriter business. These business units became unprofitable and we disposed of them in a series of transactions during 2000 and 2001, while concentrating our focus on developing NPPN, which we had acquired in 1998. We completed the disposition of our former business units in 2001 with the sale of our subsidiary, HealthPlan Services, Inc., or HPS, which contained the last of our third party administration business units as well as our managing general underwriter business unit, to HealthPlan Holdings.

Restructured Credit Facility—Senior Lenders

Upon completion of the disposition of our former business units, we were left with a capital and debt structure that our remaining PPO network access core business was not able to service, and we were unable to pay our senior secured debt in the principal amount of approximately $69.0 million when it matured in August of 2001. We entered into a forbearance agreement with our senior lending group under which we operated until we completed a new credit facility and closed on a debt restructuring transaction on April 12, 2002. Pursuant to this restructuring, we obtained a revised term loan for $40.0 million, which is secured by substantially all of our assets, and exchanged $29.0 million of senior secured debt for 29,000 shares of Series C convertible preferred stock and an additional note for $184,872. See “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.” We also issued an aggregate of 75,002 shares of our common stock to our senior lenders as restructuring fees and an additional promissory note in the amount of $64,000 to Wachovia Bank, National Association representing administrative fees under the credit agreement that remained unpaid as of the closing of the restructuring transaction.

As a part of the restructuring, the senior lenders granted to us the option to repay the $40.0 million term loan plus interest, plus all interest and principal due on the $184,872 additional note, by August 10, 2002 in order to consider the senior facility fully paid off and to redeem the Series C convertible preferred stock without further cash payment from us. At the time of such redemption, we are also required to replace all existing letters of credit provided by our senior lenders, in the aggregate amount of approximately $5.4 million, to pay our lenders’ expenses in connection with various restructuring transactions, which we estimate to be approximately $0.3 million, and to issue to the lenders, on a pro rata basis, an aggregate of 1,650,000 shares of our common stock. In addition, each lender has agreed to notify us within ten days of the closing of this offering of their individual election to sell to us, at the price of this offering to the public, net of underwriting discounts and commissions, their allocable portion of the 1,650,000 shares. Any lender that elects not to sell its shares to us as provided will be required to agree not to sell any of its shares of our common stock during the 180 days following the effective date of this offering. We intend to use a portion of the proceeds from this offering to exercise our option to retire the senior indebtedness and redeem the Series C convertible preferred stock, and to provide for the repurchase of up to 1,650,000 shares of our common stock from those lenders who elect to sell their allocable portion of such shares to us under the terms described above. We expect that the total funds necessary to exercise this right will not exceed $            . If we cannot obtain the funds to retire the indebtedness and the Series C convertible preferred stock, we will not proceed with this offering. Therefore, if this offering is consummated, there will be no outstanding Series C convertible preferred stock. For a description of the Series C convertible preferred stock, see “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.”

In addition to the 75,002 shares of our common stock issued to the senior lenders as restructuring fees, the senior lenders also own an aggregate of 74,998 shares of our common stock that we issued to them as consideration for waivers granted in connection with the sale of HPS. We have granted various registration rights to our senior lenders with respect to those 150,000 shares and the 1,650,000 shares issuable in connection with our payout option. In this offering, we are registering the 150,000 shares currently owned by our senior lenders.

Any shares owned by our senior lenders that are not sold in this offering will continue to be covered by the registration rights that we have granted with respect to those shares. In addition, if we complete this offering, we have agreed to register on a shelf registration statement after the expiration of the 180-day period following the effective date of this offering, any of the 1,650,000 shares of our common stock issued to our senior lenders in connection with our payout option and not repurchased by us, as well as any of the 150,000 shares not then sold. The senior lenders will continue to have the right to require that we include any unsold shares on certain registration statements registering our securities for sale to the public, called piggy-back registration rights. For a discussion of the senior lenders’ registration rights, see “Description of Capital Stock—Registration Rights—Senior Lenders.”

HealthPlan Holdings

In connection with our sale of HPS to HealthPlan Holdings, we issued to HealthPlan Holdings 709,757 shares of our common stock and an additional 101,969 shares as penalty shares settling certain post-closing disputes. We were required to register these 811,726 shares as soon as practicable after the closing of that transaction. On August 1, 2001 we filed a registration statement with respect to those 811,726 shares, as well as the 74,998 shares of our common stock then owned by our senior lenders and the 553,500 shares owned by DRZ, discussed below. The August 1, 2001 registration statement has not become effective. As a result of our failure to register those shares, we were required to issue an additional 100,000 shares of our common stock to HealthPlan Holdings as a penalty payment, which are also subject to HealthPlan Holdings’ right to require that we register those shares on a registration statement upon its request, called a demand registration right, as well as shelf and piggy-back registration rights. We have also issued 100,000 shares of our common stock to HealthPlan Holdings as a penalty payment for failure to meet certain redemption obligations while the registration statement was pending, which are not covered by any registration rights but which we have agreed to register on a shelf registration statement after the expiration of the 180-day period following the effective date of this offering. We also issued to them a $5.0 million note convertible into shares of our common stock. In connection with our debt restructuring, HealthPlan Holdings converted the $5.0 million note into 813,273 shares of our common stock. We have granted demand, shelf and piggy-back registration rights with respect to these shares. Our agreement with HealthPlan Holdings requires that we make up the difference between the proceeds from the disposition of these shares and $5.0 million, if any. To satisfy our obligations with respect to these shares, we have agreed to use a portion of the proceeds from this offering to pay $5.0 million to HealthPlan Holdings to repurchase the 813,273 shares, and HealthPlan Holdings has agreed to surrender the shares to us upon the payment of $5.0 million. Immediately prior to the restructuring, we issued an additional 27,726 shares to HealthPlan Holdings in payment of accrued interest under the $5.0 million note. We have agreed to register these shares immediately and have granted demand, shelf and piggy-back registration rights with respect to these shares.

In this offering, we are registering 939,452 of the shares currently owned by HealthPlan Holdings. HealthPlan Holdings has agreed that, if it elects not to sell all of such shares in this offering, it will sell none. Any shares owned by HealthPlan Holdings that are not sold in this offering will continue to be covered by the registration rights that we have granted with respect to those shares. However, in connection with this offering, HealthPlan Holdings has agreed that if it elects not to sell any of its shares in this offering, it will not effect any sales of shares of our common stock during the 180 days following the effective date of the registration statement for this offering. We have agreed that, following such 180-day lock up period, we will register on a shelf registration statement any unsold shares of our common stock that HealthPlan Holdings still holds, including the 100,000 shares that are not covered by registration rights. For a discussion of HealthPlan Holdings’ registration rights, see “Description of Capital Stock—Registration Rights—HealthPlan Holdings.”

New England Financial

In March 2002, we issued 274,369 shares of our common stock to NEF as partial payment for the restructuring of an outstanding promissory note. We granted immediate registration rights with respect to those shares. In this offering, we are registering the 274,369 shares owned by NEF to satisfy our obligation with respect to those shares. For a discussion of NEF’s registration rights, see “Description of Capital  Stock—Registration Rights—NEF.”

DePrince, Race & Zollo, Inc.

In July 2001, certain accounts managed by DRZ purchased 553,500 shares of our common stock from us in private placement transactions. The shares were included on the August 1, 2001 registration statement that has not become effective. In addition, we granted demand, shelf and piggy-back registration rights with respect to those shares. DRZ has, on behalf of its managed accounts, agreed not to exercise its registration rights or otherwise effect any sales of our common stock for a period of 180 days following completion of this offering. We have agreed that, after that period, we will register those shares on a shelf registration statement to satisfy our registration obligations to the accounts managed by DRZ. For a discussion of DRZ’s registration rights, see “Description of Capital Stock—Registration Rights—DRZ.” DRZ manages accounts that beneficially own 35.4% of our common stock. See “Principal and Selling Stockholders.”

Centra Benefits Services, Inc.

On April 12, 2002, we issued convertible notes to Centra in the aggregate principal amount of $4.3 million, which accrue interest monthly at a compound rate of 12% per annum and mature on December 1, 2004, to replace notes in the aggregate principal amount of $4.0 million upon which we had defaulted as of December 31, 2001. The notes are immediately convertible into shares of our common stock at a price per share equal to the lesser of $6.398 or the average trading price of our common stock for the ten-day period immediately preceding conversion. We also issued warrants to Centra to purchase 200,000 shares of our common stock, exercisable immediately at a price per share of $6.398. We will use $3.0 million of the proceeds of this offering to pay down the total amount outstanding under the convertible notes, leaving a balance of $1.3 million, which Centra has agreed to convert into shares of our common stock based on the offering price to the public, net of underwriting discounts and commissions. We have agreed that, after the 180-day period following completion of this offering, we will register Centra’s shares on a shelf registration statement. For a discussion of Centra’s registration rights, see “Description of Capital Stock—Registration Rights—Centra.”

Participation in This Offering

As a result of the foregoing, in this offering, in addition to the shares of common stock that we are selling to raise the necessary funds to pay off our senior debt and redeem the Series C convertible preferred stock, and to be used for the other purposes described under “Use of Proceeds”, we are registering:

•	150,000 shares of our common stock owned by our senior lenders;

•	939,452 shares of our common stock owned by HealthPlan Holdings; and

•	274,369 shares of our common stock owned by NEF.

Following completion of this offering, any of these shares that are not sold in this offering, any shares held by these stockholders that are not included in this offering, the 553,500 shares beneficially owned by DRZ, the shares to be issued to Centra upon conversion of $1.3 million of their notes and any of the 1,650,000 shares to be issued to the senior lenders in connection with the exercise of our payout option that we do not repurchase will continue to be covered by the registration rights that we have granted with respect to those shares. The holders of these shares have agreed not to sell any of these shares for a period of 180 days following the completion of this offering, and we have agreed to register these shares on a shelf registration statement after the expiration of such 180-day lock-up period. For a description of the registration rights, see “Description of Capital Stock—Registration Rights.”

RISK FACTORS

Before you invest in our common stock you should carefully consider the following factors and cautionary statements, as well as the other information set forth in this prospectus. If any of the following risks were to actually occur, our business, financial condition or results of operations could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our operating history is not indicative of our future performance.

We sold several units of our third party administration business in 2000 and sold the balance of that segment, as well as our managing general underwriting business, in June 2001. Revenue from these discontinued operations was $202.9 million in 1999, $157.9 million in 2000 and $36.4 million in 2001, which significantly exceeded operating revenue from continuing operations in each of those years. Accordingly, our operating history is not indicative of our future performance under our new business strategy of increasing the market share of our NPPN network access business and building our PayerServ and PlanServ business units. This change in focus has resulted in a significant reduction in the size of our management and support operations. While our network access business historically operated as an independent part of our larger business, this change in focus requires it to operate with less support than was previously available and this may impact its performance. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets and the other risks described in this prospectus.

In addition, our growth rate is partially attributable to healthcare expenditures nationally and the related growth of claims we process. We may not continue to grow in the future, and if we do grow, our growth may not be at or near historical levels.

Our business model is unproven.

Although our NPPN business unit began doing business in 1993, the increasing popularity and use of electronic claims and data processing tools and the Internet have occurred only recently and, as a result, the focus of our business has changed significantly. We did not begin our current focus on being a technology-enabled service provider until 2001, when we completed our sale of our third party administration and managing general underwriter businesses to HealthPlan Holdings and concentrated exclusively on medical cost management. At that time, we also began to build our PayerServ and PlanServ businesses, which did not begin earning revenue until the first quarter of 2002. Because our business has changed, it is difficult to evaluate due to the new risks and challenges we are facing. You should evaluate our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. These risks include:

•	unpredictability of operating results and future revenues;

•	a concentration on relatively few customers;

•	unproven market acceptance of our new products;

•	dependence on healthcare payers, provider networks, strategic relationships and technology solutions;

•	industry consolidation and increased in-house performance of the services we offer;

•	increased competition; and

•	eneral economic and market conditions.

We may not be successful in addressing any or all of these risks. Any failure to address these risks could have a material adverse effect on our business, operating results and financial condition.

Our quarterly operating results may be volatile.

We will have difficulty predicting future revenues because we are implementing a new business strategy with our new outsourcing business units, PayerServ and PlanServ. We will also have difficulty in accurately forecasting revenues from sales of our services because we do not know the sales cycle involved in selling our new services, and we cannot predict customer claims experience. This makes it difficult to predict the quarter in which sales will occur. Any significant shortfall of revenues in relation to our expectations could cause significant declines in our quarterly operating results.

We have contingent obligations from the sale of our third party administration and managing general underwriter businesses.

In connection with the sale of our third party administration and managing general underwriter businesses in 2000 and 2001, we incurred indemnification obligations for representations, warranties and covenants and for liabilities arising prior to the sale of these businesses. Consequently, we have assumed the defense of a number of claims for liabilities arising prior to the sale of such businesses. In addition, in January 2002, Paid Prescriptions LLC initiated a breach of contract action against one of our former businesses, seeking $1.6 million to $2.0 million in compensation, and we are vigorously defending the action. We are also currently negotiating certain disputes regarding the closing balance sheet of the third party administration and general managing underwriter businesses sold to HealthPlan Holdings in June 2001 and other obligations. There may be unknown liabilities arising from our contingent obligations for which we have not established reserves or there may be liabilities for which we have not accrued adequate reserves and, if these liabilities were to occur, we might have to reorganize or liquidate under the bankruptcy laws in order to discharge them. Additionally, our established reserves for expected liabilities may not be adequate to handle such obligations. We cannot assure you of the outcome of any matter arising under our contingent obligations, and if the outcome is adverse, these obligations could have a material adverse effect on our operating results and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Legal Proceedings.”

We may lack funds for future requirements.

We may not be able to fund expansion, develop or enhance our products or services, or respond to competitive pressures if we lack adequate funds, which would hurt our business. We do not currently have an available line of credit with a lender, and we manage our business from existing cash flow. We may need to raise additional funds to operate our business, to develop new or enhanced services or to respond to competitive pressures. Although we are not currently planning to engage in any acquisitions and expect that all our growth will be internally generated, we may also need to raise additional funds in the event that an attractive expansion opportunity were to arise. If we were to raise additional funds by issuing debt securities, we would be required to pay interest on those securities, reducing our earnings and decreasing our available cash. In addition, the interests of holders of our common stock would be subordinated to those of our debt holders if we were to be liquidated. If we were to raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders would be diluted. Any new securities could have rights, preferences and privileges senior to those of the common stock. In addition, we cannot assure you that we would be able to issue and sell new securities to meet our additional funding needs.

We may be unable to adjust fixed expenses to compensate for revenue shortfalls.

Our expense levels are based, in part, on our expectations regarding future revenues, and our expenses are generally fixed, particularly in the short term. We may be unable to adjust spending in a timely manner to compensate for unexpected revenue shortfalls. A shortfall in revenues or a delay in the collection of outstanding accounts receivable could have an adverse impact on our ability to meet payment obligations to our lenders and vendors and could have a material adverse effect on our business, operating results and financial condition.

We owe overdue amounts to certain vendors.

We are late in payments to our vendors in an aggregate amount of approximately $1.8 million. While we are in the process of negotiating payment plans with these vendors, we cannot assure you that these vendors will not file a claim against us under bankruptcy law. Any such claim could result in our forced liquidation and could have a material adverse effect on our stockholders’ ability to realize the amount of their investment.

We have many competitors.

We face competition from HMOs, PPOs, third party administrators and other managed healthcare companies, such as Blue Cross Blue Shield, McKesson/HBOC, The Trizetto Group, Inc., HealthAxis, Avidyn/ppo One, Inc., Beech Street Corporation, MultiPlan, Inc., Private Healthcare Systems (PHCS), Prudential and Coalition America, Inc. We believe that, as managed care continues to gain acceptance in the marketplace and more sophisticated technology is adopted, our competition will increase. In addition, legislative reform may intensify competition in the markets we serve. Many of our current and potential competitors are significantly larger than we are and have greater financial and marketing resources than we have. We cannot assure you that we will continue to maintain our existing customers or our past level of operating performance. We also cannot assure you that we will be successful with any new products or in any new geographical markets that we may enter.

We may not be able to successfully manage our growth.

Our strategy is to expand through internal growth. Expenses arising from efforts to increase our market penetration may have a negative impact on operating results. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire the resources necessary to service our internal growth adequately. While we are pursuing an internal growth strategy, it is possible that we would consider an attractive opportunity for expansion by acquiring another company in our core business, assuming that our resources would permit us to make such an acquisition. If we seek to acquire another company, we may not be able to integrate the acquired business effectively.

We are highly dependent on our senior management.

We are highly dependent on our senior management, particularly our chief executive officer Phillip S. Dingle and our chief operating officer Jeffrey L. Markle. The loss of these or other members of our senior management team could harm us and our prospects significantly.

A small number of customers account for a significant portion of our revenue.

The loss of one or more of our significant customers could cause our business to suffer. Our top three customers and their affiliates accounted for 24.6% of our revenue for the year ended December 31, 2001 and 19.5% of our revenue for the quarter ended March 31, 2002. We expect these customers to account for a significant portion of our revenues throughout 2002, and we expect that a small number of our customers will continue to account for a substantial portion of our revenues for the foreseeable future. Since the majority of our customer contracts are terminable within 30 days, any of these customers could terminate their relationship with us at any time. In addition, companies in the healthcare industry generally have been consolidating, resulting in a limited number of payers and PPOs controlling an increasing portion of claims. Therefore, we believe that our revenue will be largely dependent upon product acceptance by a smaller number of payers and PPOs. If we lose any one of our major customers or receive less favorable terms from any of our major customers, we will lose revenue, which would adversely affect our financial condition and results of operations.

The inability of our customers to pay for our services could decrease our revenue.

Our health insurance payer customers may be required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. In addition, the financial stability of our payer customers may be adversely affected by physician groups or associations within their organizations that become subject to costly litigation or become insolvent. Our ability to collect fees for our services may become impaired if our payer customers are unable to pay for our services because they need to maintain cash reserves, if they fail to maintain required balance sheet ratios or if they become insolvent. Such impairment could adversely affect our revenues.

The terms of our customer contracts provide no guarantee of long-term relationships or payments.

The majority of our contracts with our payer customers can be terminated on 30 days’ notice. In addition, the vast majority of our contracts contain payment terms that are based on a percentage of savings to the customer or on the number of covered employees. The termination of customer contracts, or our inability to achieve significant savings for our customers, would reduce the revenue we receive from our contracts.

Termination of PPO and provider contracts would impair our ability to service our customers.

All of our contracts with PPOs and providers contain provisions allowing the termination of these contracts with as little as 90 days’ notice. The termination of these contracts by those parties would render us unable to provide network access to our customers and therefore would eliminate our ability to reprice claims and derive revenues. Termination of these contracts or other changes in the manner in which these parties conduct their business are outside of our control and could negatively affect our ability to provide services to our customers.

Risks Related to Our Technology

Problems with our computers or other technology could negatively affect our business.

Aspects of our business depend upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. If our data processing capabilities were to be interrupted for any extended period of time, or if we were to lose stored data or experience programming errors, or if other computer problems were to arise, we could lose customers and revenue.

We expect that our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to our customers than our competitors. We may not be able to efficiently upgrade our systems to meet future demands, and we may not be able to develop, license or otherwise acquire software to address these market demands as well or as readily as our competitors.

We are dependent on the growth of the Internet and electronic healthcare information markets.

Many of our products and services, such as ClaimPassXL v.3.0, our Internet repricing system, are geared toward the Internet and electronic healthcare information markets. The Internet and electronic healthcare information markets are in the early stages of development and are rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with our products and services. We expect that additional companies will continue to enter these markets. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for certain of our products and services are new and evolving, we are not able to predict the size and growth rate of those markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business prospects will be impaired.

Lack of Internet security could discourage users of our services.

The difficulty of securely transmitting confidential information over the Internet has been a significant barrier to conducting e-commerce and engaging in sensitive communications over the Internet. Our strategy relies in part on the use of the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter people from using the Internet to conduct transactions that involve transmitting confidential healthcare information. We rely largely on our security systems, confidentiality procedures and employee non-disclosure agreements to maintain the confidentiality and security of confidential information. It is possible that third parties could penetrate our network security or otherwise misappropriate patient information and other data. If this happens, our operations could be interrupted, and we could be subject to liability. We may have to devote significant financial and other resources to protecting against security breaches or to alleviating problems caused by breaches. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third-party contractors involving the storage and transmission of confidential information like patient records or credit information are compromised. In addition, we could incur additional expenses if new regulations regarding the use of personal information are introduced.

Our intellectual property needs constant protection.

We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the confidentiality and security of our proprietary information, including our trade secrets and internally-developed computer applications. If third parties gain unauthorized access to our information systems, or if anyone misappropriates our proprietary information, this may have a material adverse effect on our business and results of operations. In addition, our technology has not been patented nor have we registered any copyrights with respect to such technology. Trade secrets laws offer limited protection against third-party development of competitive products or services. Lacking the protection of patents or registered copyrights for our internally-developed software and software applications, we are more vulnerable to misappropriation of our proprietary technology by third parties or competitors. Because we believe that our software and software applications are valuable to us, the failure to adequately protect our technology could adversely affect our business.

We may be subject to trademark and service mark infringement claims in the future.

As our competitors’ healthcare information systems increase in complexity and overall capabilities, and the functionality of these systems further overlap, we could be subject to claims that our technology infringes on the proprietary rights of third parties. These claims, even if without merit, could subject us to costly litigation and could require the resources, time and attention of our technical, legal and management personnel to defend. The failure to develop non-infringing technology or tradenames, or to obtain a license on commercially reasonable terms, could adversely impact our operations and revenues.

We depend on our software application vendor relationships which we could lose at any time.

Our success depends significantly on our ability to maintain our existing relationships with our third-party software application vendors and to build new relationships with other vendors in order to enhance our services and application offerings and remain competitive. Our licenses for the use of third-party software applications are essential to the technology solutions we provide for our customers. Because our licensing agreements are subject to termination in the event that we materially breach such agreements, we cannot assure you that we will be able to maintain relationships with our vendors and loss of any of our major vendor agreements may have a material adverse effect on our business, financial condition and operating results. In addition, our arrangements with third-party software application vendors are not exclusive. These third-party vendors may reassess their commitment to us at any time and may choose to develop or enhance their own competing distribution channels and product support services. If we do not maintain our existing relationships or if the economic terms of our business relationships change, we may not be able to license and offer these services and products on commercially reasonable terms or at all. Our inability to retain or obtain any of these licenses could delay service development or timely introduction of new services and divert our resources, which could materially adversely affect our business, financial condition and operating results. Additionally, we cannot assure you that will be able to establish new relationships with additional software application vendors in the future, which could also have a material adverse affect on our business and operating results.

If our ability to expand our network infrastructure is constrained in any way, we could lose customers and damage our operating results.

We must continue to expand and adapt our network and technology infrastructure to accommodate additional users, increased transaction volumes and changing customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the volume of transactions we reprice or otherwise service or be able to expand and upgrade our systems and infrastructure to accommodate such increases. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers’ changing needs on a timely basis, at a commercially reasonable cost or at all. Our current information systems, procedures and controls may not continue to support our operations while maintaining acceptable overall performance and may hinder our ability to exploit the market for healthcare applications and services. Service lapses could cause our users to switch to the services of our competitors.

Risks Related to Our Industry

Government regulation of the healthcare industry may change and adversely affect our business.

During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and certain capital expenditures. In addition, proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise adversely affect the healthcare industry which could adversely impact our business. The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.

Participants in the healthcare industry, such as our payer and provider customers, are subject to extensive and frequently changing laws and regulations, including laws and regulations relating to the confidential treatment and secure transmission of patient medical records and other healthcare information. Legislators at both the state and federal levels have proposed additional legislation relating to the use and disclosure of medical information, and the federal government is likely to enact new federal laws or regulations in the near future. Pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Department of Health and Human Services (“DHHS”) recently issued a series of regulations setting forth security, privacy and transactions standards for all health plans, clearinghouses and healthcare providers to follow with respect to individually identifiable health information. Compliance with the regulations regarding electronic transactions initially was required by October 16, 2002, but has been extended until October 16, 2003 if a compliance plan is submitted to the DHHS by October 16, 2002. The plan must include a budget, schedule, work plan and implementation strategy for achieving compliance. DHHS has also issued final HIPAA privacy regulations, with a scheduled compliance date of April 14, 2003, and proposed HIPAA security regulations. However, DHHS recently proposed modifications to the final HIPAA privacy regulations. Many of our customers will also be subject to state laws implementing the federal Gramm-Leach-Bliley Act, relating to certain disclosures of nonpublic personal health information and nonpublic personal financial information by insurers and health plans.

Our payer, PPO and provider customers must comply with HIPAA, its regulations and other applicable healthcare laws and regulations, and, under certain circumstances, we may be obligated to comply with HIPAA. Accordingly, in order for our products and services to be marketable, they must contain features and functions that permit compliance with these laws and regulations. Moreover, because some HIPAA regulations have yet to be issued and because even final HIPAA regulations may be subject to additional modification or amendment, our products may require modification in the future. If we fail to offer solutions that permit compliance with applicable laws and regulations, our business will suffer. Our customers perform services that are governed by numerous other federal and state civil and criminal laws, and in recent years have been subject to heightened scrutiny on claims practices, including fraudulent billing and paying practices. Violations of these laws may lead to criminal and or civil fines, penalties or sanctions such as loss of licensing or exclusion from participation in federal healthcare programs. To the extent that our customers’ reliance on any of the services we provide contribute to such violations, we could be subject to indemnification claims from our customers or be included as part of any investigation of our customers’ practices. Any of these results could have a material adverse effect on our business, financial condition and operating results. Federal and state consumer laws and regulations may apply to us when we provide claims services and a violation of any of these laws could subject us to fines or penalties. In addition, while we are currently not subject to licensing requirements for the services we provide, healthcare regulations are constantly evolving. It is therefore possible that we will be subject to future licensing requirements in any of the states we currently perform services, or that one or more particular states may deem our activities to be analogous to those engaged in by other participants in the healthcare industry that are now subject to licensing and other requirements. Moreover, laws governing participants in the healthcare industry are not uniform among states. This could require us to undertake the expense and difficulty of obtaining any required licenses and creates the risk that we would not be able to meet the licensing requirements imposed by any particular state. Further, it also means that we may have to tailor our products in order for our customers to be in compliance with applicable state and local laws and regulations.

Part of our business is subject to government regulation relating to the Internet that could impair our obligations.

We offer a number of Internet-related products. The Internet and its associated technologies are subject to increasing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Many existing laws and regulations were enacted prior to the advent of the Internet and do not adequately cover the methods of the Internet-based software and information technology solutions we offer. We believe, however, that these laws may be applied to us. New legal requirements or interpretations applicable to the Internet could decrease the growth in the use of the Internet, limit the use of the Internet for our products and services or prohibit the sale of a particular product or service, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial condition. To the extent that we choose to market our products and services outside the United States, the international regulatory environment relating to the Internet and healthcare services could also have an adverse effect on our business.

Consolidation in the healthcare industry may give our customers greater bargaining power and lead us to reduce our prices.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, competition to provide products and services such as those we provide will become more intense, and the importance of establishing and maintaining relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. If we are forced to reduce our prices, our margins will decrease unless we are able to achieve corresponding reductions in expenses.

Risks Related to Our Common Stock

Outstanding registration rights and convertible securities may depress our stock price or be dilutive to stockholders.

Upon the closing of this offering, there will be              shares of our common stock outstanding (             shares if the underwriters exercise their over-allotment option in full), assuming none of the 1,650,000 shares of common stock to be issued to our senior lenders are repurchased, 813,273 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note and              shares are issued upon conversion of $1.3 million of the notes held by Centra. We have granted various registration rights with respect to an aggregate of 3,237,321 shares of our common stock, as well as the shares of common stock to be issued to Centra upon conversion of $1.3 million of its notes at the closing of this offering (             shares assuming an offering price of $         per share). Of these, (i) 1,363,821 shares are being registered and offered for sale in this offering, (ii) we intend to repurchase 813,273 shares with the proceeds from this offering and (iii) we will offer to repurchase up to 1,650,000 shares with the proceeds from this offering. To the extent that shares are not sold in this offering or repurchased by us after this offering, the holders of 1,089,452 of such shares and Centra, with respect to the shares to be issued to it upon conversion of $1.3 million of its notes at the closing of the offering, have agreed not to sell any shares of our common stock for a period of 180 days following the closing of this offering. We have agreed that, following the 180-day lock-up period, we will register on a shelf registration statement (1) up to 2,203,500 of the shares currently covered by registration rights not included on this registration statement, (2) any of the 150,000 shares owned by the senior lenders not sold in this offering, (3) the 939,452 shares owned by HealthPlan Holdings included on this registration statement, if HealthPlan Holdings elects not to sell those shares in this offering, (4) the 100,000 shares issued to HealthPlan Holdings not covered by any registration rights and (5) the Centra shares to be issued upon conversion of its note. Holders of 1,320,000 shares with piggy-back registration rights have not agreed to the 180-day lock-up period but have waived their right to participate in this offering and the subsequent shelf registration. Any shares not sold either in this offering or pursuant to the shelf registration statement or repurchased by us will continue to have the registration rights that we have granted. For a description of our outstanding registration rights, see “Description of Capital Stock—Registration Rights.” For a discussion of the impact of these shares on this offering, see “Recent Events Affecting this Offering.”

In addition, we have warrants and options outstanding to purchase up to 2,077,637 additional shares of our common stock and have agreed to issue warrants to purchase up to              additional shares of our common stock to Friedman, Billings, Ramsey & Co., Inc., our managing underwriter, upon the closing of this offering. We also have reserved an aggregate of 687,916 shares of common stock for future issuance to our officers, non-employee directors, employees and consultants pursuant to our stock incentive plans. Future sales of substantial amounts of common stock, or the perception that such sales could occur, could have a material adverse effect on the price of our common stock.

Our stock price has been volatile and may continue to fluctuate.

Our common stock has experienced significant price and volume fluctuations recently. Our stock price ranged from a high of $9.44 per share to a low of $4.14 per share during the year ended December 31, 2001. On May 23, 2002, our closing stock price was $3.75 per share. These fluctuations are not necessarily directly related to our operating performance, and our stock may not continue to trade at the current price level.

The market price for our common stock may continue to fluctuate widely in response to factors such as the following:

•	failure to meet our product development and sales milestones;

•	demand for our common stock;

•	technological innovations by us or our competitors or in competing technologies;

•	new product announcements by us or by our competitors;

•	timeliness in introduction of new products;

•	announcements by us or our competitors of significant contracts, acquisitions, partnerships, joint ventures or capital commitments;

•	failure to successfully build our new outsourcing business units;

•	revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	announcements by third parties of significant claims or proceedings against us;

•
disclosure of unsuccessful results in our efforts to expand our ability to manufacture, market, sell and distribute our products or in our ability to enhance our existing products or develop new products;

•	changes in financial estimates by securities analysts;

•	investor perception of our industry or its prospects; or

•	general technological or economic trends.

Many of these factors are beyond our control. In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets, resulting in changes in the market price of the stock of many companies which may not have been directly related to the operating performance of those companies.

The volatility of our common stock could subject us to costly litigation.

Some companies that have experienced volatility in the market price of their stock have been sued in securities class action litigation. In light of the fluctuations in our stock price, it is possible that we may be the subject of securities class action litigation in the future. This type of litigation is generally costly and often results in substantial costs and a diversion of management’s attention and resources and could harm our business, prospects, results of operations and financial condition.

Certain of our existing stockholders have significant voting control over matters requiring stockholder approval.

Prior to this offering, our executive officers, directors, key employees and their affiliates beneficially own, in the aggregate, approximately 39.8% of our outstanding common stock, 35.9% of which is attributed to John Race as principal of DRZ, which manages certain investment accounts. Our other existing 5% or greater stockholders beneficially own, in the aggregate, approximately 25.5% of our outstanding common stock. Upon completion of this offering, these percentages will be             % and             %, respectively, assuming no exercise of the underwriters’ overallotment option. As a result, these stockholders are, and will continue to be, able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control of us.

Because provisions contained in Delaware law, our charter and our bylaws may restrict the ability of a third party to take over our company, investors may be prevented from receiving a “control premium” for their shares.

Provisions contained in our amended and restated certificate of incorporation and bylaws, as well as Delaware corporate law, may delay, defer or prevent an attempt by a third party to take over our company, which may prevent our stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities of our stockholders to receive a premium over then-prevailing market prices for their common stock. These provisions include the following:

•
Delaware anti-takeover statute.    Section 203 of the Delaware General Corporation Law, which contains anti-takeover provisions that could have the effect of delaying or preventing a change in control of our company;

•
Right to issue preferred stock/rights plans.    Our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of common stock. Our board of directors may in the future issue shares of preferred stock or rights to acquire preferred shares to implement a stockholder rights plan. A stockholder rights plan creates financial impediments that discourage persons seeking to gain control of a company by means of a merger, tender offer, proxy contest or otherwise if the board of directors determines that a change in control is not in the best interests of stockholders;

•
Series C convertible preferred stock.    Our board recently exercised its right to issue preferred stock without any action by the holders of common stock by designating the Series C convertible preferred stock, which has the right to convert into 51% of the outstanding common stock, after giving effect to such conversion; and

•
Classified board.    As long as at least 12,000 shares of our Series C convertible preferred stock are outstanding, the board of directors will be classified into Class A and Class B directors, with the Series C convertible preferred stock having the sole voting power, as a class, to elect the Class B directors. The Class B directors currently comprise three of seven seats on our board, but will comprise four of seven seats on the board if certain events occur. In addition, under Delaware law, a director on a classified board may only be removed for cause unless the certificate of incorporation of the company otherwise provides. Other than upon the occurrence of certain events described in “Description of Capital Stock—Series C Convertible Preferred Stock” providing for removal of a director by our Series C convertible preferred stockholders, our certificate of incorporation is silent on this issue. Therefore, our directors may otherwise only be removed for cause.

These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of our company. For more information about these matters, please see the information under the heading “Description of Capital Stock.”

USE OF PROCEEDS

We estimate that we will receive approximately $             in net proceeds from the sale of shares by us in this offering ($             million if the underwriters’ over-allotment option is exercised in full), assuming a public offering price of $             per share and after deducting underwriting discounts and commissions and our estimated expenses for this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We intend to use the net proceeds we will receive from the sale of our common stock in the offering as follows:

•	first, approximately $40.1 million for the repayment of our senior secured term note including accrued interest (which bears interest at prime plus 1% and matures on July 1, 2003);

•	then, approximately $173,000 for the repayment of our $184,872 additional note to our senior lenders including accrued interest (which bears interest at prime plus 1.0% and matures on May 31, 2004);

•
then, approximately $64,500 for the repayment of our $64,000 note to Wachovia, as administrative agent, including accrued interest (which bears interest at the Federal Funds Rate and matures on May 31, 2004);

•	then, approximately $300,000 for repayment of fees and expenses of the senior lenders;

•	then, $5.5 million to secure our obligations under certain letters of credit;

•	then, $5.0 million to redeem the 813,273 shares of our common stock that we issued to HealthPlan Holdings and satisfy our obligation to them under a converted promissory note;

•	then, $3.0 million to pay down a portion of the amount outstanding under notes payable to Centra (which bear interest at 12% and mature on December 1, 2004);

•	then, approximately $500,000 to repay indebtedness owed to two of our directors (which bear interest at prime plus 4% and mature on December 1, 2004);

•	then, up to approximately $ to repurchase some or all of the 1,650,000 shares of our common stock to be issued to our senior lenders at the closing of this offering; and

•	then, any remainder for working capital.

Until we use the proceeds dedicated for working capital in our business, we intend to invest them in investment-grade, interest-bearing investments.

DIVIDEND POLICY

We have not paid dividends since October 1999 and our current credit agreement prohibits the payment of dividends. Notwithstanding the termination of our credit agreement upon consummation of this offering, we have no present plans to pay any dividends on our stock because we intend to retain all earnings, if any, in order to expand our operations and pay down debt.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the ticker symbol “PVC.” Prior to April 19, 2001, our stock traded on the New York Stock Exchange under the ticker symbol “HPS.” The following table shows the high and low reported closing sale prices per share for our stock as reported by the New York Stock Exchange for the periods indicated:

Year Ending December 31, 2002	High	Low
First Quarter	$6.40	$4.25
Second Quarter (through May 23, 2002)	6.30	3.70

Year Ended December 31, 2001
First Quarter	$9.44	$6.20
Second Quarter	8.35	6.60
Third Quarter	7.97	4.20
Fourth Quarter	5.83	4.14

Year Ended December 31, 2000
First Quarter	$8.00	$3.50
Second Quarter	4.88	1.63
Third Quarter	5.56	1.88
Fourth Quarter	10.19	4.81

There were 156 registered holders of our common stock on May 15, 2002. On May 23, 2002, the closing sale price of our stock reported by the New York Stock Exchange was $3.75.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2002:

•	on an actual basis;

•	on a pro forma basis to give effect to our April 12, 2002 restructuring as if it had occurred on March 31, 2002; and

•
on a pro forma, as adjusted basis to give effect to the April 12, 2002 restructuring and to the issuance and sale of                  shares of common stock by us in this offering (at an assumed offering price of $        per share), after deducting underwriting discounts and commissions and estimated offering expenses and after application of the proceeds as described in “Use of Proceeds,” including the redemption of the Series C convertible preferred stock and assuming the repurchase of none of the 1,650,000 shares of our common stock to be issued to the Series C convertible preferred stockholders in connection with the closing of this offering, the repurchase of 813,273 shares from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note and the issuance of          shares upon conversion of $1.3 million of the promissory notes held by Centra.

	March 31, 2002
	Actual	Pro Forma(1)	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$387	$262	$

Long-term debt, including current portion	75,056
Stockholders’ equity:
Convertible redeemable preferred stock: $.01 par value; 20,000,000 shares authorized; 0 shares issued and outstanding actual; Series C convertible preferred stock: $0.01 par value; 40,000 shares authorized and 29,000 shares issued and outstanding pro forma; 0 shares issued and outstanding pro forma as adjusted	—			—
Common stock: $.01 par value; 100,000,000 shares authorized; 15,824,426 shares issued and outstanding actual; 16,637,699 pro forma; and pro forma as adjusted(2)	158	166
Additional paid-in capital	94,285	99,277
Accumulated deficit	(144,844)	(144,969)

Total stockholders’ equity	(50,401)

Total capitalization	$24,655	$24,655	$

(1)	The pro forma column reflects the following adjustments to reflect the effects of the restructuring of our indebtedness on April 12, 2002 as if it had occurred on March 31, 2002:
•	cash and cash equivalents reflect a payment on account of $125,000 for professional services in accordance with the terms of the restructuring; and
•	long-term debt, including current portion, Series C convertible preferred stock, common stock and additional paid-in capital are adjusted to reflect the following:
•	conversion of the $5.0 million note payable to HealthPlan Holdings into 813,273 shares of our common stock;

•	issuance of a $184,872 promissory note payable in accordance with the terms of the restructuring;
•	issuance of a $64,000 promissory note payable to Wachovia Bank, National Association for accrued and unpaid agent fees;
•	reclassification of $4.3 million of accrued and unpaid interest and fees related to our restructured debt to long-term debt in accordance with the terms of the restructuring;
•	reclassification of $287,500 of accrued and unpaid interest related to our notes payable to Centra that was included in the $4.3 million of notes payable to Centra that was restructured; and
•
issuance of 29,000 shares of our Series C convertible preferred stock in exchange for $29.0 million of indebtedness owed to our lenders in accordance with the terms of the restructuring. The value of such preferred shares will be determined based upon an independent third party valuation currently in process. We are required to make a comparison between the future cash outflows associated with the restructured facility and the carrying value related to the previous credit facility. The carrying value of the restructured facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued.

(2)
Excludes 1,877,637 shares reserved for issuance upon the exercise of currently outstanding options granted under our stock option plans and an additional 687,916 shares reserved for issuance under our various plans; and             shares reserved for issuance upon conversion of warrants (including              shares in connection with warrants to be issued to Friedman, Billings, Ramsey & Co., Inc. upon closing of this offering).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data have been derived from our audited consolidated financial statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 and our unaudited consolidated financial statements for the three months ended March 31, 2001 and 2002 and as of March 31, 2002. Operating results for the three months ended March 31, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002 or any other period. The following selected historical consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Financial data for 1997 are not reflected in the table below because we acquired our current business in 1998. Prior to 1998, our primary business was the third party processing and administration of healthcare claims. During 2000 and 2001, we sold these businesses and the operating results are classified as discontinued operations in 1998, 1999, 2000 and 2001, and therefore, are not included in this presentation of Selected Consolidated Financial Information.

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Operating revenue	$10,024	$18,691	$26,964	$32,918	$7,983	$7,949
Operating expenses:
Agent commissions	30	110	295	308	105	80
Personnel expenses	4,937	8,189	8,301	9,137	2,357	2,327
General and administrative expenses:
Network access fees	1,894	2,521	3,896	5,343	1,132	1,287
Bad debt expense	—	624	649	3,348	267	475
Other general and administrative	4,028	4,087	3,993	6,213	1,344	1,373
Depreciation and amortization	1,214	1,927	1,683	1,845	489	112
Loss on impairment of intangible assets	—	—	5,513	—	—	—
(Gain) loss on sale of investments	(33,240)	(4,630)	(332)	2,503	—	—
Interest expense, net	5,540	7,364	10,237	11,970	1,817	2,558
Other expense (income)	11,921	208	1,120	(47)	285	—

Income (loss) before provision (benefit) for income taxes, minority interest, discontinued operations, loss on sale of assets, extraordinary loss, and cumulative effect of change in accounting principle	13,700	(1,709)	(8,391)	(7,702)	187	(263)
Net income (loss)	9,698	104	(104,477)	(45,221)	(659)	669

Basic and diluted net income (loss) per share from continuing operations before minority interest, discontinued operations, loss on sale of assets, extraordinary loss, and cumulative effect of change in accounting principle	$0.55	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04

Basic and diluted net income (loss) per share	0.67	0.01	(7.64)	(3.11)	(0.05)	0.04

Dividends declared per share of common stock	—	0.4125	—	—	—	—

Average common shares outstanding:
Basic	14,353	13,742	13,679	14,558	13,702	15,521
Diluted	14,584	13,922	13,679	14,558	13,702	15,910

	As of December 31,				As of March 31, 2002
	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,291	$—	$482	$395	$387
Working capital	(93,903)	(44,329)	(104,859)	(7,901)	(6,856)
Total assets	217,002	236,683	104,668	40,125	43,550
Total debt	97,322	95,762	66,038	76,086	75,056
Stockholders’ equity (deficit)	91,652	86,281	(20,340)	(53,290)	(50,439)

	Year Ended December 31,				Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002
Other Data:
Total claims processed	1,068,463	1,373,282	2,141,299	2,897,431	631,140	913,281
Internet claims processed	2,237	73,491	81,900	315,146	28,953	108,485

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our consolidated financial statements, which appear elsewhere in this prospectus. To the extent that this discussion is more limited than the information in the consolidated financial statements, you should rely on the consolidated financial statements.

Introduction

We provide technology-enabled medical cost management solutions for the healthcare industry. We provide integrated national PPO network access, electronic claims repricing, and claims and data management services to health care payers, such as self-insured employers, medical insurance carriers, HMOs, third party administrators and other entities that pay claims on behalf of health plans, and PPOs and health care services providers.

We earn revenue in the form of fees generated from the repricing of medical claims for our healthcare payer customers. We generally enter into agreements with our healthcare payer customers under which they pay to us a percentage of the cost savings they realize from our network discounts with PPOs and providers. We recognize this revenue when claims processing and administrative services have been performed. A portion of our revenue is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payer customers. We recognize our monthly fee revenue at the time the services are provided. Revenue related to our PayerServ and PlanServ business units is earned on a per claim basis at the time the claims repricing and claims and network data management services are provided.

Our expenses generally consist of fees incurred to PPOs to provide access to their networks for our customers, compensation and benefits costs for our employees, occupancy and related costs, and general and administrative expenses associated with operating our business, taxes, and debt service obligations.

On April 12, 2002, we completed a restructuring of our credit facility with our senior lenders as well as certain other credit obligations. Under the terms of the restructured facility, our indebtedness was restructured by reducing our term loan with the senior lenders to $40.0 million, issuing to them $29.0 million of our Series C convertible preferred stock and an additional note in the amount of $184,872, and a note in the amount of $64,000 to Wachovia Bank, National Association representing unpaid administrative fees through the date of the restructuring. In connection with this restructuring, we issued the senior lenders 75,002 shares of common stock as a restructuring fee. As a result of the restructuring transaction, a $5.0 million subordinated note automatically converted into shares of our common stock with respect to which we have an obligation to ensure the holder’s receipt of $5.0 million upon the sale of such shares, including our obligation to issue and distribute to such holder as many additional shares of our common stock as may be necessary for the holder to realize an aggregate of $5.0 million of proceeds from their sale. In addition, $2.5 million of notes and other obligations were converted into shares of our common stock and a credit for in-kind claims repricing services, and the maturity date of notes totaling $4.5 million, plus accrued interest of $0.3 million, was extended to 2004. For a discussion of these restructuring activities, see “Recent Events Affecting This Offering” and “—Liquidity and Capital Resources.”

Results of Operations

The following table sets forth, for the periods indicated, the percentages that certain items of income and expenses bear to our revenue for such periods. Financial results for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 have been recast to reflect the business units sold during the years ended December 31, 2000 and 2001, as discontinued operations. Interim results are not necessarily indicative of results for a full year.

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Operating revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Expenses:
Agent commissions	0.6%	1.1%	0.9%	1.3%	1.0%
Personnel expenses	43.8%	30.8%	27.8%	29.5%	29.3%
General and administrative	38.7%	31.7%	45.3%	34.3%	39.4%
Depreciation and amortization	10.3%	6.1%	5.6%	6.1%	1.4%
Loss on impairment of intangible assets	—	20.4%	—	—	—
Other expenses (income)	—	4.2%	(0.1)%	3.5%	—
(Gain) loss on sale of investments, net	(24.8)%	(1.2)%	7.6%	—	—
Interest expense	41.4%	38.9%	36.8%	23.1%	32.2%
Interest income	(2.0)%	(0.9)%	(0.4)%	(0.1)%	—
Equity in loss of joint ventures	1.1%	—	—	—	—

Total expenses	109.1%	131.1%	123.5%	97.7%	103.3%
(Loss) income before provision for income taxes, minority interest, discontinued operations, loss on sale of assets, extraordinary loss, and cumulative effect of change in accounting principle	(9.1)%	(31.1)%	(23.5)%	2.3%	(3.3)%
(Benefit) provision for income taxes	(3.8)%	(12.1)%	81.4%	0.5%	(11.7)%
(Loss) income before minority interest, discontinued operations, loss on sale of assets, extraordinary loss, and cumulative effect of change in accounting principle	(5.3)%	(19.0)%	(104.9)%	1.8%	8.4%

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Operating Revenue

Operating revenue for the three months ended March 31, 2002 decreased slightly to $7.9 million from $8.0 million during the same period in 2001. Claims volume increased 282,000, or 44.7%, to 913,000 claims repriced in the first quarter of 2002 compared to 631,000 claims repriced during the same period of 2001. The increase in claims volume in 2002 was offset by a higher percentage of generally lower dollar value physician claims in the first quarter of 2002 compared to 2001, which resulted in a decrease in average revenue per claim. During the first quarter of 2002, we added 111 new payer customers, expanded our relationship with 24 additional customers and generated revenue from these customers of $0.7 million. This increase in operating revenue from new customers in 2002 was offset by operating revenue earned in the first quarter of 2001 from customers that no longer used our services in 2002 and the change in mix of the claims we repriced in 2002.

Personnel Expense

Personnel expense for the three months ended March 31, 2002 was $2.3 million compared to $2.4 million during the same period in 2001. Personnel expense as a percentage of operating revenue decreased to 29.3% in the first quarter of 2002 compared to 29.5% in the first quarter of 2001. We continue to benefit from increased efficiencies in our claims repricing operations through increased use of our technology, which allowed us to increase the number of claims processed per person in the first quarter of 2002 compared to the same period in 2001.

General and Administrative Expense

General and administrative expense for the three months ended March 31, 2002 increased $0.4 million, or 14.8%, to $3.1 million from $2.7 million during the same period in 2001. This increase was related primarily to an increase in bad debt expense of $0.2 million, increased professional services, an increase in insurance costs that we believe was attributable to an overall increase in insurance premiums nationwide, and an increase in our network and electronic processing costs attributable to an increase in our claims volume. General and administrative expense as a percentage of operating revenue was 39.4% for the first quarter of 2002 compared to 34.3% for the same period in 2001.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2002 decreased $0.4 million, or 80.0%, to $0.1 million from $0.5 million during the same period in 2001. This decrease was principally attributable to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Intangible Assets,” under which goodwill is no longer amortized but instead is subject to impairment tests at least annually.

Interest Expense

Interest expense for the three months ended March 31, 2002 increased $0.7 million, or 36.8%, to $2.6 million from $1.9 million during the same period in 2001. This increase resulted from increased interest rates on our secured credit facility from prime plus 1.0%, or 10.50%, at January 1, 2001 to prime plus 6.0%, or 10.75%, at March 31, 2002. In addition, we incurred significant bank charges and other financing costs that were included in interest expense associated with amendments to our senior bank credit facility during the three months ended March 31, 2002, the amended forbearance agreement and the sale to HealthPlan Holdings.

Income Taxes

The benefit for income taxes for the three months ended March 31, 2002 was $0.9 million compared to a provision for income taxes of $42,000 during the same period in 2001. Effective January 1, 2002, a new federal law was enacted allowing corporations to increase the period for which they may obtain refunds on past income taxes paid due to net operating losses (“NOLs”). The prior law allowed companies to use their NOLs for the preceding three fiscal years while the new law allows companies to use their NOLs for the preceding five fiscal years. Consequently, we recognized $0.9 million in income tax benefits in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenue

Operating revenue for the year ended December 31, 2001 increased $6.0 million, or 22.3%, to $32.9 million from $26.9 million in 2000. During 2001, we added more than 500 new accounts and generated revenue from those customers totaling $6.2 million. Operating revenue from existing customers was flat in 2001 compared to 2000. Claims volume increased 0.8 million, or 38.1%, to 2.9 million claims repriced in 2001 compared to 2.1 million claims repriced in 2000. The percentage increase in operating revenue in 2001 was less than the percentage increase in claims volume because we repriced a higher percentage of generally lower dollar value physician claims in 2001 compared to 2000, resulting in a decrease in average operating revenue per claim.

Personnel Expense

Personnel expense for the year ended December 31, 2001 increased $0.8 million, or 9.6%, to $9.1 million from $8.3 million in 2000. Personnel expense increased as salaries and wages increased to meet increased volume of claims received and commissions earned from the increase in operating revenue. Personnel expense as a percentage of operating revenue decreased to 27.8% in 2001 compared to 30.8% in 2000, primarily because we were able to increase efficiencies in our claims repricing operations through increased use of our technology, which allowed us to increase the number of claims processed per person in 2001.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2001 increased $6.4 million, or 75.3%, to $14.9 million from $8.5 million in 2000. This increase was primarily attributable to increases in network fees, electronic imaging, postage, computer software and maintenance costs, and printing costs supporting our increased operating revenue. General and administrative expense as a percentage of operating revenue was 45.3% in 2001 compared to 31.7% in 2000. Bad debt expense increased $2.7 million in 2001 due to the related increase in operating revenue, an overall increase in the estimated allowance for doubtful accounts based on historical collection rates, and a $1.2 million additional reserve against certain accounts resulting from customer negotiations. Additionally, we incurred increased legal and other costs associated with our divestitures and credit facilities restructuring activities during 2001 totaling $0.7 million. During 2000, we received proceeds from a key-man life insurance policy totaling $0.5 million, which reduced overall general and administrative costs during such period.

Other Income and Expense

Other income for the year ended December 31, 2001 was immaterial. Other expense for the year ended December 31, 2000 was $1.1 million. During the second quarter of 2000, we expensed legal, financial advisory, and other fees associated with the termination of our merger agreement with UICI, a Texas-based financial services firm. We entered into a contract to be acquired by them in October 1999. The transaction was mutually terminated in April 2000.

Loss on Sale of Investments

Loss on sale of investments for the year ended December 31, 2001 was $2.5 million compared to gain on sale of investments of $0.3 million in 2000. During the second quarter of 2001, we sold all of our shares of HealthAxis, Inc. stock and realized a net pretax loss on the sale of approximately $2.5 million. During the second quarter of 2000, we sold all 109,732 of our shares of Caredata.com, Inc. stock and realized a net pretax gain on sale of $0.3 million.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2001 increased $0.1 million, or 5.8%, to $1.8 million from $1.7 million in 2000. This increase was primarily attributable to the amortization of internally developed software costs that were capitalized in 2001 and the depreciation of new property and equipment acquired in 2001.

Interest Expense

Interest expense for the year ended December 31, 2001 increased $1.6 million, or 15.2%, to $12.1 million from $10.5 million in 2000. This increase resulted from increased interest rates on our senior secured credit facility from prime plus 1.0%, or 10.50%, at January 1, 2001 to prime plus 6.0%, or 10.75%, at December 31, 2001. In addition, we incurred significant bank charges that were included in interest expense associated with amendments to our senior bank credit facility during 2001.

Income Taxes

Provision for income taxes for the year ended December 31, 2001 was $26.8 million compared to a benefit for income taxes of $3.3 million in 2000. During 2001, we were required to establish a $36.5 million valuation allowance on our net deferred tax assets as a result of cumulative losses in recent years, as required by SFAS No. 109, “Income Taxes.”

Discontinued Operations

Loss from discontinued operations, net of taxes for the year ended December 31, 2001 decreased $58.2 million, or 99.0%, to $0.6 million from $58.8 million in 2000. Loss on sale of discontinued operations, net of taxes for the year ended December 31, 2001 decreased $29.2 million, or 74.3%, to $10.1 million from $39.3 million in 2000. During 2000, these operations were adversely affected by the write-off of $80.3 million of goodwill and contract rights related to the business units sold determined by the selling price of the unemployment compensation and workers’ compensation, Ohio workers’ compensation managed care organization and self-funded business units sold in 2000, and the definitive agreement signed in April 2001 to sell our third party administration and managing general underwriter business units. The additional losses in 2001 were incurred based on actual results of operations and the terms of the final sale, which occurred in June 2001.

Extraordinary Loss

During the second quarter of 2000, we recorded an extraordinary loss of $1.0 million, net of taxes, related to our credit facility. This loss represented $1.5 million of pretax non-interest fees and expenses connected with the prior facility, which were previously subject to amortization over five years. No such gains or losses were recognized during 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Operating Revenue

Operating revenue for the year ended December 31, 2000 increased $8.3 million, or 44.4%, to $27.0 million from $18.7 million in 1999. Operating revenue increased primarily due to the addition of new customers. Claims volume increased to 2.1 million claims repriced in 2000 compared to 1.4 million claims repriced in 1999, or a 50.0% increase in claims volume.

Personnel Expense

Personnel expense for the year ended December 31, 2000 increased $0.1 million, or 1.2%, to $8.3 million from $8.2 million in 1999. Personnel expense as a percentage of operating revenue was 30.8% in 2000 compared to 43.8% in 1999 because we were able to increase efficiencies in our claims repricing operations through increased use of technology that allowed us to increase the number of claims processed per person in 2000.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2000 increased $1.3 million, or 18.1%, to $8.5 million from $7.2 million in 1999. The increase was primarily attributable to the growth in our business. Additionally, in 2000, we received proceeds from a key-man life insurance policy totaling $0.5 million that reduced overall general and administrative costs. General and administrative expense as a percentage of operating revenue was 31.7% in 2000 compared to 38.7% in 1999. The decrease in general and administrative expenses as a percentage of operating revenue was primarily due to overall increased efficiencies and the impact of the proceeds from a key-man life insurance policy received in 2000.

Gain on Sale of Investments

Gain on sale of investments for the year ended December 31, 2000 decreased $4.3 million, or 93.5%, to $0.3 million from $4.6 million in 1999. During the second quarter of 2000, we sold all 109,732 of our shares of Caredata.com, Inc. stock. In 1999, we sold 1,415,000 of our shares of HealthAxis.com stock.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2000 decreased $0.2 million, or 10.5%, to $1.7 million from $1.9 million in 1999. This decrease was primarily attributable to property and equipment that became fully depreciated in 1999 that were not offset by related acquisitions in 2000.

Interest Expense

Interest expense for the year ended December 31, 2000 increased $2.8 million, or 36.4%, to $10.5 million from $7.7 million in 1999. This increase resulted from an increased average interest rate of 373 basis points on our line of credit due to the amended terms of our credit facility. This increase was partially offset by a reduction of $9.2 million in the average outstanding principal balance under the credit facility.

Income Taxes

Benefit for income taxes for the year ended December 31, 2000 increased $2.6 million, or 371.4%, to $3.3 million from $0.7 million in 1999. The benefit was recognized based on our effective tax rate during each year presented.

Discontinued Operations

Loss from discontinued operations, net of taxes and loss on sale of discontinued operations, net of taxes totaled $58.8 million and $39.3 million, respectively, for the year ended December 31, 2000. Gain from discontinued operations, net of taxes totaled $1.1 million in 1999. Loss from discontinued operations, net of taxes in 2000 represented the operating results of the businesses we sold in 2000 and 2001. These operations were adversely affected by the write-off of $80.3 million of goodwill and contract rights related to the business units sold determined by the selling price of the unemployment compensation and our workers’ compensation, Ohio workers’ compensation managed care organization and self-funded business units sold in 2000 and the definitive agreement signed in April 2001 to sell our third party administration and managing general underwriter business units.

Extraordinary Loss

We recorded an extraordinary loss of $1.0 million, net of taxes, related to our credit facility during the year ended December 31, 2000. This loss represented $1.5 million of pretax non-interest fees and expenses connected with the prior facility, which were previously subject to amortization over five years. No such gains or losses were recognized during 1999.

Liquidity and Capital Resources

Liquidity is our ability to generate adequate amounts of cash to meet our financial commitments. Our primary sources of cash are fees generated from the claims repricing services we provide our customers. Our uses of cash consist of payments to preferred provider organizations to provide access to their networks for our customers, payments for compensation and benefits for our employees, occupancy and related costs, and general and administrative expenses associated with operating our business, taxes, and debt service obligations. We had cash and cash equivalents totaling $0.4 million, at March 31, 2002. Net cash flow from operating activities was $11.5 million, $15.5 million, $5.7 million, $0.0 million and $0.2 million during the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, respectively. During 2001, cash flow provided by operating activities was affected by negative cash flows from our discontinued operations.

During 2001 and the first quarter of 2002, we continued our efforts to restructure our existing debt as part of our business strategy. On April 12, 2002, we closed a transaction to restructure and refinance our existing bank debt. Under the terms of the restructured agreement, we entered into a $40.0 million term loan that accrues interest at prime plus 1.0% with interest payments due monthly beginning on April 30, 2002. Quarterly principal payments of $50,000 are due beginning June 30, 2002 and the term loan is payable in full on May 31, 2004. The term loan is collateralized by substantially all of our assets. The restructured credit facility does not include a line of credit or the ability to borrow any additional funds. The remainder of the amounts due to the lenders was exchanged for approximately $29.0 million of our Series C convertible preferred stock and an additional note in the amount of $184,872. The terms of the Series C convertible preferred stock are discussed in detail under “Description of Capital Stock—Preferred Stock—Series C Convertible Preferred Stock.” In connection with the restructuring, we issued an additional note in the amount of $64,000 for administrative agent fees. The restructured credit agreement contains certain financial covenants including minimum monthly EBITDA levels (defined as earnings before interest, taxes, depreciation and amortization and adjusted for non-cash items deducted in calculating net income and severance, if any, paid to certain of our officers), maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio that is based primarily on our operating cash flows, and maximum quarterly and annual extraordinary expenses (excluding certain pending and threatened litigation, indemnification agreements and certain other matters as defined in the restructuring agreement).

The accounting treatment for the restructured credit facility will comply with the requirements of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” which requires that a comparison be made between the future cash outflows associated with the restructured facility (including principal, interest and related costs), and the carrying value related to the previous credit facility. The carrying value of the restructured credit facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued. We are currently in the process of obtaining an appraisal to determine the fair value of the stock and warrants issued, which will then establish the carrying value for the restructured facility. In the future, interest expense associated with the restructured credit facility will be calculated using the effective interest method, which is expected to be less than the stated interest rates on the restructured credit facility. We do not anticipate recognizing a gain or loss for accounting purposes in connection with the debt restructuring. However, we do anticipate recording a charge for various investment advisory and legal fees incurred in connection with the arrangement of the restructured credit facility.

In connection with the closing of the transactions contemplated by the restructured credit agreement, we entered into a letter agreement with the lenders and Wachovia Bank, National Association, as administrative agent for the lenders, and for the holders of the Series C convertible preferred stock, pursuant to which the lenders, in their capacity as such and as holders of the Series C convertible preferred stock, granted to us an option, exercisable for 120 days following the closing of the restructuring transaction, to consider the entire indebtedness under the restructured credit agreement paid in full and to redeem the Series C convertible preferred stock in exchange for the following consideration: (1) payment of $40.0 million plus accrued and unpaid interest under the restructured credit agreement; (2) payment of the outstanding principal balance plus accrued interest under an additional note in the principal amount of $184,872; (3) payment of outstanding fees and expenses of lenders’ counsel and consultants incurred in connection with the restructured credit agreement and prior credit agreements; (4) the issuance of an additional 1,650,000 shares of our common stock; and (5) replacement, substitution or cash collateralization of letters of credit in the aggregate amount of $5.4 million provided for under the restructured credit agreement. At this time we do not have any commitments for the funds necessary to exercise the option, but we plan to use the proceeds from this offering to do so.

In the event that we exercise our payoff option under the letter agreement with the lenders, we would reflect the retirement of the Series C convertible preferred stock at the value determined by the valuation described above in connection with the accounting for the restructuring and the issuance of common stock at fair value on the date of issue. The excess of the carrying value of the Series C convertible preferred stock over the value of the common stock would be reflected as an increase of our additional paid-in capital account. If the carrying value of the Series C convertible preferred stock is not in excess of the value of the common stock, the difference will be treated as additional preferred stock dividends, which will reduce our additional paid-in capital.

We intend to use the proceeds of this offering in part to pay in full the indebtedness and other amounts owed to our senior lenders and redeem the Series C convertible preferred stock. If we are unable to do so at the closing of the offering, we will not proceed with the offering. We also intend to use a portion of the proceeds from this offering to repurchase, at the public offering price in this offering, net of underwriting discounts and commissions, some or all of the 1,650,000 shares of common stock to be issued to the senior lenders in connection with the exercise of our payoff option, at the election of the lenders.

As of March 31, 2002, we had notes totaling approximately $10.0 million related to a 1993 acquisition, a 1998 acquisition, equipment purchases and the HealthPlan Holdings transaction. In addition to the restructuring and refinancing of our credit facility, we entered into new agreements with certain of our subordinated note holders. The status of these revised notes is described below.

On April 12, 2002, the maturity date of notes totaling $500,000 due to two members of our board of directors was extended to December 1, 2004. These notes bear interest at prime plus 4% per annum, but payment of interest is subordinated and deferred until all senior obligations are paid.

As of December 31, 2001, we were in payment default with respect to notes aggregating $4.0 million payable to Centra. These obligations related to a 1998 acquisition by us. The default was caused by our failure to make interest payments due under such notes. On April 12, 2002, we restructured these notes. Under the restructured terms, notes totaling $4.3 million accrue interest monthly at a compound rate of 12% per annum. Interest is payable in shares of common stock determined by using the average trading price over the last ten trading days of the quarter. Additionally, the holder has the right to request interest to be paid in cash if there is available excess cash flow for such payments as permitted by our bank credit agreement. These notes mature on December 1, 2004. Interest and principal are due in full at maturity. At any time, Centra may convert some or all of the notes to shares of our common stock, based on the lesser of $6.398 or the average trading price of the common stock for the ten day period immediately preceding the date the note is converted. These notes are subordinated to the term loan with our lenders. We have agreed to use $3.0 million of the proceeds of this offering to repay a portion of the total amount outstanding under the convertible notes, leaving a principal balance of $1.3 million, which Centra has agreed to convert into shares of our common stock based on the offering price to the public in this offering, net of underwriting discounts and commissions. Centra has agreed not to sell those shares during the 180 days following completion of this offering and we have agreed to register those shares on a shelf registration statement after the expiration of the 180-day period.

On June 18, 2001, we completed the sale of our third party administration and managing general underwriter business units to HealthPlan Holdings. In connection with this non-cash transaction, HealthPlan Holdings assumed approximately $40.0 million in working capital deficit of the acquired businesses, $5.0 million of which was offset by a long-term convertible subordinated note. This note was converted into 813,273 shares of our common stock on April 12, 2002. Under the terms of this note, we are obligated to repay HealthPlan Holdings $5.0 million, plus all accrued and unpaid interest, and therefore, we may be required to issue additional shares to them to satisfy this obligation. We have agreed to use $5.0 million of the proceeds of this offering to repurchase the 813,273 shares from HealthPlan Holdings and satisfy this obligation.

In addition, at the closing of the sale to HealthPlan Holdings, we issued 709,757 shares of our common stock to offset an additional $5.0 million of the assumed deficit. We issued an additional 101,969 shares as penalty shares pursuant to the terms of the letter agreement settling certain post closing disputes. The purchase agreement contains customary representations, warranties, and cross indemnity provisions.

We are currently in discussions with HealthPlan Holdings to finalize any purchase price adjustments associated with this sale. These adjustments relate primarily to the amount of accrued liabilities and trade accounts receivable reserves, and the classification of investments at the transaction date. HealthPlan Holdings believes it is due approximately $1.7 million from us related to the transaction, while we believe we are due approximately $4.5 million from HealthPlan Holdings (which would be partially offset against other post-closing payments that we have agreed to pay, subject to certain limitations as provided in the transaction documents). In the event that we are unable to resolve these matters directly with HealthPlan Holdings, we will seek to resolve them through binding arbitration as provided for in the purchase agreement.

On March 27, 2002, we retired a subordinated note payable to NEF, including accrued interest, totaling approximately $2.5 million by issuing 274,369 shares of our common stock, based on the closing price of our common stock one day immediately prior to the retirement date of this note, and by issuing a credit for $950,000 payable with in-kind claims repricing services.

On July 6, 2001, we completed a $3.8 million private placement of our common stock at a 15% discount to the ten-day trading average through July 2, 2001. The purchasers of these securities were certain investment accounts managed by DRZ, an investment management firm in which our director John Race is one of the principals. The net proceeds from this private placement were used to satisfy certain pre-closing obligations connected with our recent divestiture of our third party administration and managing general underwriter business units to HealthPlan Holdings.

We spent $8.0 million, $4.8 million, $0.5 million, $0.4 million and $0.2 million for capital expenditures during 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002, respectively.

We believe that our consolidated operating and financing obligations for the next twelve months will be met from internally generated cash flow from operations and available cash and this offering. We intend to repay the restructured credit facility with the proceeds of this offering.

Our ability to fund our operations and make scheduled payments of principal and interest on our indebtedness after the consummation of this offering depends on our future performance, which is subject to economic, financial, competitive, and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flows from operations to meet our financial obligations, there may be a material adverse effect on our business, financial condition and results of operations, and a significant adverse effect on the market value of our common stock.

Inflation

We do not believe that inflation had a material effect on our results of operations for the years ended December 31, 1999, 2000 or 2001 or for the quarter ended March 31, 2002. There can be no assurance, however, that our business will not be affected by inflation in the future.

Critical Accounting Policies

The preparation of our consolidated financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in our consolidated financial statements have been determined in accordance with such policies, based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results may differ.

We have included below a discussion of the accounting policies that we believe are affected by the more significant judgments and estimates used in the preparation of our consolidated financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our consolidated financial statements. Other accounting policies also have a significant effect on our consolidated financial statements, and some of these policies also require the use of estimates and assumptions. Note 3 to our consolidated financial statements describes our significant accounting policies.

Revenue Recognition

We earn revenue in the form of fees generated from the repricing of medical claims for our healthcare payer, participating health care service provider, individual and provider network customers. We generally enter into agreements with our health benefit payer customers under which they pay to us a percentage of the cost savings they realize from our network discounts with participating providers. These agreements are generally terminable upon 90 days notice. During 2001 and the three months ended March 31, 2002, three customers and their affiliates accounted for an aggregate of 24.6% and 19.5%, respectively, of our net revenue. The loss of any of these customer groups could have a material adverse effect on our financial results. In 2001, more than 92% of our revenue was generated from percentage of savings contracts with our customers. Revenue from percentage of savings contracts is recognized when claims processing and administrative services have been performed. Revenue from customers with certain contingent contractual rights and revenue based on a percentage of collected cash are not recognized until the corresponding cash is collected. The remainder of our revenue is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payers clients. Revenue under such agreements is recognized at the time the services are provided. Revenue related to our PayerServ and PlanServ business units is earned on a per claim basis at the time the claims repricing and claims and network data management services are provided.

Accounts Receivable

We generate our revenue and related accounts receivable from services provided to healthcare payers, such as self-insured employers, medical insurance carriers, health maintenance organizations, third party administrators and other entities that pay claims on behalf of health plans, and participating health care services providers, which include individual providers and provider networks.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses.

Impairment of Intangible and Long-Lived Assets

As of March 31, 2002, we had goodwill related to the 1998 acquisition of our NPPN business totaling $29.4 million. We evaluate the carrying value of our goodwill for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we then prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as, for example, future booking volume levels, price levels, commission rates, rates of growth in our online booking businesses, and rates of increase in operating expenses. If our projection of future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Through December 31, 2001, we evaluated goodwill for impairment based on undiscounted projected future cash flows and determined that no adjustment was necessary. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. We adopted the provisions of each statement applying to goodwill and intangible assets acquired prior to June 30, 2001 on January 1, 2002. These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. An initial impairment test must be performed effective as of January 1, 2002.

Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our financial position, results of operations or liquidity.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 was required to be adopted on January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a significant effect on our financial position, results of operations, or liquidity.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. We do not expect the adoption of the standard to have any impact on us.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business. We are subject to interest rate risk on our term loan (at prime plus 1%) and on any future financial requirements, which are funded with variable interest rates. Our fixed rate debt consists primarily of outstanding balances on our notes issued to CG Insurance Services, Inc., the former owner of Centra, and certain equipment notes. See “—Liquidity and Capital Resources” above.

BUSINESS

Our Company

We are a publicly traded preferred provider network, or PPO network, and technology-enabled network management company, providing medical cost management solutions for the healthcare industry. Our customers include healthcare payers, such as insurance carriers, self-insured employers, third party administrators and other entities that pay claims on behalf of health plans, as well as PPOs and healthcare service providers.

We offer three complementary products and services:

First, we provide healthcare payers with access to NPPN, our nationwide PPO “network of networks”, which offers discounts on medical services that fall outside of a payer’s primary PPOs and electronic claims repricing services to our healthcare payer customers. NPPN is comprised of regional and local PPOs with which we contract and includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers, making us one of the largest PPO networks in the United States based on the number of participating healthcare providers. As of March 31, 2002, we had approximately 750 payer customers located throughout the country with 2.0 million estimated members. Prior to 2002, NPPN accounted for all of our revenue.

In 2001, we launched our PayerServ and PlanServ business units to exploit the automated claims repricing and provider data management platform that we developed for our NPPN network. PayerServ and PlanServ offer a suite of medical cost containment services designed to offer payers and PPOs expense savings and revenue enhancement opportunities through the outsourcing of electronic claims repricing, network database administration, claims data management, mailroom and paper claim conversion, web hosting and management reporting. We believe that the current lack of in-house claims processing expertise on the part of most healthcare payers and PPOs and the predominantly manual nature of the network claims repricing and management processes utilized in the industry today create a strong demand for the types of outsourced services that we offer.

Our PayerServ business unit, which supports health insurance carriers, third party administrators and self- insured employers, uses our technology to address the cumbersome task of moving, tracking and repricing healthcare claims among a number of PPOs with which a payer has contracts. Our PlanServ business unit uses the same technology to support primary PPOs that lack the in-house capabilities to develop their own automated claims handling and repricing systems or to efficiently manage the provider data necessary to provide network access.

Our Revenue

Our revenue has historically been generated by NPPN and consists primarily of a percentage of savings based on the discount that our network is able to pass along to a payer customer. Providers contract with and offer discounts to primary networks in an effort to generate patient flow and ensure prompt payment for services. NPPN offers its network to payers as an additional network that is intended to contain costs when an insured obtains medical services from a provider outside of the primary network of the payer. When a provider bills a payer for medical services that fall within the NPPN network, we electronically review the bill and reprice it to conform to our network pricing agreement, which is typically lower than the invoiced amount. We earn a percentage of the savings, which is generally between 18% and 20% of the discount. In our industry, this is called a “percentage of savings” revenue model. The balance of our NPPN revenue has historically come from payer customers who use NPPN as a primary PPO and pay us a flat fee per month based on the number of enrolled members. We can also customize our per employee per month and percentage of savings models depending on payer requirements. For PayerServ and PlanServ, we typically derive revenue from claims repricing and claims and network data management services on a per claim basis, with the amount charged per claim based on estimated annual claims volume.

Business Strategy

Our objective is to increase the market share for our NPPN business and to build our new outsourcing businesses, PayerServ and PlanServ.

Our strategy is to market our established NPPN brand as a leading national PPO network and to provide a broad array of technology-based services to existing and new customers, designed to help them better manage the rising cost of healthcare. We expect to focus our strategy on further penetrating the payer market with both our NPPN and PayerServ products. We also expect to generate revenue through our PlanServ product, which will be marketed to PPOs.

Focused Penetration of Payer Market.    We plan to increase the revenue from, and profitability of, our core NPPN network access business by increasing our payer customer base. We believe that we can increase our market share by marketing our claims repricing technology, the attractiveness to payer customers of our percentage of savings revenue model vs. the per employee per month revenue model used by many of our competitors, and our ability to capture discounts on a large percentage of claims due to the size of our NPPN network. We expect the relationships with payers that we have developed through our NPPN business to provide us with the opportunity to cross-sell our PayerServ product. Additionally, because NPPN is a network composed of a number of regional PPOs, we believe that we will have the ability to market our NPPN and PlanServ products to these PPOs as well. We believe that our ability to market our products to PPOs is enhanced because, in operating our own NPPN network, we have gained experience in dealing with the back office, automation and technology challenges that most PPOs face.

Emphasis on Superior Technology.    We intend to differentiate ourselves as the PPO industry’s technology leader by using our recently developed electronic claims repricing technology to increase our customer base. In addition, we plan to update and introduce new technology-enabled services and to improve the speed and accuracy of our existing technology. The latest version of our Internet claims repricing system, ClaimPassXL v. 3.0, allows us to shift claims repricing submissions from paper or fax to the Internet and to reduce our claims processing costs and improve turnaround time to payers. We believe that faster turnaround of claims repricing will become more important to payers, as state insurance regulators increase their scrutiny of claims payment turnaround times. Since the release of ClaimPassXL v. 3.0 in March 2001, our volume of Internet repriced claims increased from approximately 9,000 in February 2001 to approximately 27,000 in December 2001. During the first quarter of 2002, approximately 200 customers used ClaimPassXL v. 3.0, resulting in more than 109,000 claims processed and more than $2.3 million in revenue for the quarter.

Background

We were incorporated in Delaware in 1994 and completed our initial public offering in May 1995 under the name HealthPlan Services Corporation. We changed our name to PlanVista Corporation in April 2001. Our original core business, which involved the third party administration of healthcare claims for large and small group employers and a managing underwriter business, was purchased from Dun & Bradstreet Corporation in 1994. After our 1995 initial public offering, we initiated a series of acquisitions designed to grow our business. We spent more than $170 million in cash to acquire seven businesses between 1995 and 1998, including the May 1998 purchase of the NPPN business.

By 1999, a number of our businesses, other than the NPPN business that is our core business today, had become unprofitable. We were burdened with more than $100 million of senior debt, more than $10 million of subordinated debt and approximately $25 million of working capital deficit.

In June 2000, we initiated a strategic turnaround program designed to (1) divest our third party administration businesses, (2) reduce our senior debt, (3) focus our efforts on enhancing our NPPN business unit and (4) restructure our balance sheet.

We disposed of all of our third party administration and managing general underwriter businesses in a series of transactions during 2000 and 2001. Upon completion of the disposition of these businesses, we were left with a debt structure that our remaining NPPN core business was not able to service, and we were unable to pay our senior secured debt when it matured in August of 2001. Our senior lending group entered into a forbearance agreement under which we operated until April 12, 2002, when we completed a new credit facility and closed on a debt restructuring transaction. For a description of our recent debt restructuring and other events affecting this offering, see “Recent Events Affecting this Offering.” Our current business consists of our core NPPN network access business, as well as our new PayerServ and PlanServ business units which were introduced in 2001 and began earning revenue in the first quarter of 2002.

Market Opportunities and Our Solutions

We have identified several trends and opportunities in the healthcare industry, which we believe are driving increased demand for our NPPN network and for technology-enabled, outsourced claims repricing services:

Rising Employer Healthcare Costs.    Based on a 2001 survey of more than 2,800 employers conducted by William M. Mercer, Incorporated, employer-sponsored health benefit costs rose 6.6% in 2000 and 12.1% in 2001. The same survey reported that average healthcare costs per employee rose from $4,097 in 1999 to $4,430 in 2000 and to $5,162 in 2001, and forecasted an increase for 2002 of an additional 12.8%, or $761 per employee. Payers have attempted to control costs for their customers, who are often large employers, through a variety of methods, including lowering reimbursement rates, restricting coverage for services, limiting access to a select group of providers, negotiating discounts with PPOs and healthcare providers, and shifting the economic risk for the delivery of care to providers. Despite payers’ attempts to reduce costs, the cost of healthcare continues to experience annual percentage increases of more than twice the rate of inflation.

Our Solution.    We believe that our percentage of savings revenue model will be increasingly attractive to payers seeking to control costs for their customers. We also believe that our technology-based approach to claims processing enables our payer customers to realize efficiencies that lower their costs. We expect these features of our business model to increase our revenue in the current market environment.

PPO Networks are Growing.    According to the Mercer survey referenced above, the United States healthcare industry has shifted away from traditional fee-for-service indemnity plans to PPOs, health maintenance organizations (or HMOs) and other managed healthcare benefit plan products. We believe that the demand for PPO services is growing as payers struggle with the recent increases in the cost of healthcare, while their members, who are the individuals and employees that the payers insure, desire more flexibility and control in the selection of their healthcare providers than traditional HMOs offer. According to the Mercer survey, enrollments for both PPOs and HMOs were 32% of the total enrollment in employer-sponsored plans in 1997. The American Association of Preferred Provider Organizations reports that, in 2001, PPO enrollment grew to 44% of total enrollment, representing the healthcare needs of nearly 107 million Americans, as compared to HMO enrollment, which grew to only 35% of total enrollment.

Our Solution.    We believe that these trends increase the need and opportunity for our products and services. The growth in PPO enrollment presents us with an opportunity to continue to grow our NPPN business. Based on our internal analyses, we estimate that a payer typically receives discounts from its primary PPO networks on approximately 60-65% of the dollar volume of its claims. Because NPPN has established a large nationwide network of regional PPOs, payers that fail to capture discounts from their primary PPOs can achieve discounts through a relationship with NPPN on these claims that are not otherwise eligible to receive discounts. Our internal data suggest that, of the 35-40% of all claims that are not discounted by a payer’s primary PPO, approximately 50% would have received a discount had the payer established a contract with NPPN. We believe that the growth in the utilization of PPOs also enables us to obtain new business by marketing our claims repricing technology as a means of helping payers manage the cost of claims.

Most Payer and PPO Processing Systems are Manual and Inefficient.    We believe that the current level of automation and electronic processing of claims in the healthcare industry is limited and that most claims are submitted on paper and processed manually, which is an inefficient process. We believe that this inefficiency is the result of reluctance on the part of networks, payers, PPOs and providers to incur the expense of developing their own automated systems to manage the claims repricing and payment process.

Our Solution.    Our PayerServ and PlanServ business units offer our payer and PPO customers the ability to outsource technologically-advanced claims processing methodology such as EDI and the Internet. This technology dramatically increases claims repricing speed and accuracy, and can lead to increased reimbursement levels, reduced operating costs, improved cash flow and reduced administrative and personnel expenses. For example, by using our PlanServ product, a PPO can enhance its position with health insurers by offering the carrier rapid and efficient repricing of claims. We believe that our PayerServ and PlanServ business units provide our customers with an economical outsourcing alternative to the significant capital investment required in developing their own in-house automated systems.

Regulatory Changes and Consumer Demands Affect Claims Format and Processing Requirements. Regulations such as HIPAA and measures taken by the National Committee on Quality Assurance and by consumers continue to evolve, resulting in new requirements for claims format and processing and new requirements for protecting patient privacy and confidentiality. Payers are increasingly being held to shorter claims turnaround times, greater accuracy, fewer claims reversals and other performance and member satisfaction measures by customers, as well as by recent legislation. Our internal data suggest that the repricing time for a typical claim is 10-15 days for third party administrators and 10-30 days for insurance carriers. The repricing process represents a significant portion of the total time required to settle a health insurance claim.

Our Solution.    We believe that our claims processing technology will be compliant with the new requirements imposed by HIPAA and other laws and regulations. We guarantee that we will reprice paper or fax claims within 72 hours, EDI claims within 24 hours, and Internet-submitted claims immediately. Accordingly, we believe that our ability to accurately reprice claims and to guarantee short turnaround times will be viewed as valuable by payers seeking to shorten their overall claims turnaround times. To the extent that payers, PPOs and providers are unable to satisfy the new legal, regulatory and consumer requirements in-house, we believe they will engage outsourced service providers, such as us, to electronically manage and transmit their claims.

Claims Data are Transmitted In a Variety of Formats.    As a result of the various stages of technological development at claims sources, such as physician’s offices, laboratories and hospitals, and the various claims systems in use, repricing systems must allow for receiving claims through a variety of media, such as paper, faxes, EDI and the Internet, as well as returning claims to payers in various claims formats.

Our Solution.    We can accommodate and utilize all transmission media currently available for receiving and transmitting claims.

PPO Discount Terms are Becoming Increasingly More Complex.    The discount terms being offered by PPOs are becoming increasingly complex, with traditional percentage discount terms shifting to pricing per diagnostic clusters known as “Diagnosis Related Groups”, where procedures applicable to a variety of medical conditions in the same diagnostic code grouping receive the same price and fee schedules, which are unique to each provider and/or payer customer. While historically most payers’ information systems and applications could handle simple percentage discount repricing calculations, we believe that most are not well suited for current PPO contract terms requiring detailed, often complex, repricing calculations, frequently requiring the assistance of, and interpretation by, knowledgeable personnel. Most payers’ systems are limited in their ability to efficiently manage multiple health plans, maintain provider tables and track demographics and fee schedules. Moreover, we estimate that the average payer, looking to increase its ability to discount claims and thus reduce costs, has contractual relationships with 25-30 PPO networks, with some payers having more than 100 network relationships. Each of these networks may have different discount methodologies and rates, greatly adding to a payer’s administrative burden and increasing the complexities of processing and repricing claims.

Our Solution.    Our claims processing technology can handle these complexities, and the PayerServ solution is designed to provide the payer with an outsourced alternative to performing these functions in-house.

Employers’ Increased Difficulty in Securing Stop-loss Insurance.    Employers rely on stop-loss insurance to protect their self-funded medical plans from catastrophic losses. Employers are having difficulty in securing this coverage, as many stop-loss underwriters and reinsurers have exited the US marketplace, and stop-

loss coverage is being issued to those payers that have effective cost management programs in place. Employers that establish effective medical cost containment relationships with PPOs, other PPO plans like ours and other cost containment entities are more likely to receive coverage from the remaining stop-loss carriers and reinsurers.

Our Services

We provide technology-enabled medical cost management solutions for the healthcare industry. Our customers are healthcare payers, PPOs and participating healthcare service providers.

We currently operate three business units: the NPPN network access business and PayerServ and PlanServ, our two new outsourcing business units. Each business unit delivers products and services directed at payers, PPOs and/or providers designed to assist the customer in managing its medical costs or enhancing its operating performance and profit ability. Prior to 2002, the NPPN network access business accounted for all of our revenue. PayerServ and PlanServ were launched in the spring of 2001, and secured their first customers in November 2001 and February 2002, respectively, collectively generating approximately 5% of our revenue in the first quarter of 2002.

NPPN Network Access.    We provide our payer customers with access to our national PPO network, NPPN, which offers deep discounts on healthcare provider services, including more than thirty local PPO networks and independent physician’s associations. In addition, our technology-enabled claims repricing system and network data management services enable our customers to reprice and transmit claims efficiently, quickly and accurately, thereby reducing costs. We provide payers access to our integrated national network which includes more than 400,000 physicians, 4,000 acute care hospitals and 55,000 ancillary care providers and provides network coverage in all 50 states. We believe that, based on the number of participating providers, our network is one of the largest in the United States. We believe that the size of our network and the level of discounts we provide allow our payers to reduce medical claims costs they might otherwise have to pay and to increase their healthplan savings.

We generally enter into agreements with payers that require them to pay us a percentage of the cost savings realized from utilizing our network discounts with participating providers. We typically earn between 18-20% of the discount. For the first quarter of 2002, NPPN network access revenue was $7.5 million, including $6.6 million of revenue from percentage-of-savings contracts. We derive the balance of our NPPN revenue from payer customers that pay us a flat fee per month based on the number of enrolled members.

We believe that our established regional PPO network relationships allow us to offer a broad network with well-qualified local providers to payers and their members in many markets throughout the U.S. Our network contracts generally have renewable terms ranging from one to two years, but are generally terminable by either party on 90 days’ notice. More than 80% of our participating providers have been our partners for more than three years, with some relationships spanning seven years.

Electronic Claims Repricing.    Our electronic claims repricing services benefit both our payer customers and our participating providers. We can also customize our percentage of savings and per employee per month revenue models depending on the payer’s requirements. A payer or provider submits a claim to us at the full, undiscounted provider rate, and we electronically “reprice” the claim by calculating the reduced contractual price based on NPPN’s negotiated network discount. We return the repriced claims file to the payer electronically, guaranteeing our turnaround times. We accept claim information from payers and providers through traditional methods such as paper and faxed claims, as well as through electronic formats such as EDI and the Internet. We believe that our claims turnaround times are better than those of our major competitors with paper or faxed claims at 72 hours or less, EDI claims at 24 hours or less, and Internet claims immediately. As departments of insurance and regulatory agencies continue to require payers to process claims more quickly, we believe our electronic repricing system will be a major factor in growing our business.

We believe that the benefits of our system to payers are significant. To load PPO rates and demographics into the payer’s claims system is time consuming and expensive. We offer a turnkey solution that requires only a limited number of payer personnel. We can reduce claims turnaround times and provide efficient claims transmission options. Our system can also reduce lost claims, reduce the number of undiscounted claims, support high claim volume customers, and improve accuracy over manually processed claims.

Claims and Provider Network Data Management. We use our management information system capabilities to provide utilization reports and reports on savings and turnaround time. Our data management services include maintaining provider demographics, fee schedules and updating provider directories for our payer customers. Our utilization reports generate detailed data regarding the savings realized by our customers, including itemization of the total number of claims incurred, the number of claims discounted and the average discounts. We also prepare reports for payers that capture information regarding cost management, demographics, case management, provider services, diagnoses and procedures. Payers can use this information to help design health plans that effectively control costs, yield favorable loss ratios (which is the ratio of paid medical claims compared to collected premiums) and enhance member benefits. We integrate several components of certain licensed reporting software, which permits our PPO and provider customers to quickly access claims data to produce a variety of analytic reports.

PayerServ and PlanServ.    Our PayerServ and PlanServ business units use our existing technology and operating platforms. The products and services are offered on an outsourced basis and most are priced on a per claim basis, with the amount charged per claim based on estimated annual claim volume.

PayerServ is our outsourcing business unit that addresses the needs of our payer customers. The products and services that we offer through PayerServ include electronic claims repricing, claims and network development management, claims management, mailroom services and management reporting. For each potential PayerServ customer, PayerServ analyzes the customer’s claims work flow, claims volume and types, PPO network configurations, and related personnel. Then, based on our proprietary pricing model, PayerServ determines the pricing per claim transaction. We believe that the customer benefits from reduced operating expenses, streamlined network management, HIPAA compliant transactions, and electronic repricing with rapid turnaround times. In addition, we do not require upfront network loading fees and monthly maintenance fees, which are features of many of our competitor’s systems. We are also able to market our NPPN network to our PayerServ customers as a supplemental network to capture claims that fall outside the payer’s primary network.

PlanServ is our outsourcing business unit that addresses the needs of our PPO customers. The products and services that we offer through PlanServ include claims repricing, network database administration (the updating, through addition and deletion, of providers and their rates), claims data management, mailroom and paper claim conversion, webhosting and management reporting.

In connection with our NPPN business, we have all of our network partners’ rates available electronically through our ClaimPassXL system. Therefore, we can make a webhosting capability offered by PlanServ available to our network partners via the Internet they can in turn offer this capability to their clients. Our customers do not have to distribute their rates to their payers, manually reprice claims or be concerned with HIPAA compliance. Our PlanServ customers can increase their revenues by charging their customers for repricing without having to spend capital to buy hardware and develop their own in-house capabilities. PlanServ charges our network customers a per transaction fee of $.50 to $1.00.

PlanServ also offers our customers management reporting products that capture important claims data that our PPO customers can use to negotiate better physician and facility discounts. We believe that obtaining and analyzing information is increasingly important to PPOs because this information is necessary for them to properly set their discount levels. Our reporting products enable our PPO customers to deal with payers from a position of knowledge.

Customers

Our customer base is primarily composed of medical claims payers, such as medical insurance carriers, self-insured employers, third party administrators and other entities that pay medical claims, such as HMOs and cost containment companies. PPOs, which supplement their own regional network with our network, also produce revenues for us. For 2001, we derived our revenues as follows: medical insurance carriers represented 47.2%; third party administrators represented 26.7%; self-insured employers represented 23.8%; and cost containment companies and PPOs represented 2.3%.

Our customers include: medical insurance carriers, such as Conseco Medical Insurance Company, American Community Mutual Insurance Company, CERES Group, Inc. and Aetna US Healthcare, Inc.; self-insured employers, such as National Telephone Cooperative Association, Matathon Oil Corporation, Dart Container Corporation and American Freightways, Inc.; third party administrators, such as Key Partners, Inc., Wausau Benefits, Inc., Brokerage Concepts, Inc. and Florida 1st HealthPlans, Inc.; and cost containment companies and provider networks, such as InterPlan Corporation, HFN, Inc., American Health Holdings, Inc., Global Claim Resources and Healthcare Strategies.

Sales and Marketing

We employ eight sales professionals located regionally across the country to sell NPPN, PayerServ and PlanServ products and services. Our account executives each have assigned territories that encompass a number of states. Their performance is measured by growth in our business from existing customers, as well as by their success in obtaining new customers. Each year, we assign a new business sales target to each account executive. Our account executives receive a base salary plus commission. The commission schedule is reviewed annually and is targeted to the development of new customers and the sale of high margin services.

Our marketing department employs seven associates in our Tampa, Florida and Middletown, New York locations. Their responsibilities include promotions, advertising, trade shows and conferences, administrative support, responding to requests for information, producing customer proposals, and developing brochures and literature.

The product development group, which is part of the marketing department, is responsible for adding new products to our offerings from which we can derive new revenue streams. As a result of their efforts, we have recently begun to offer new products such as utilization review, utilization management, large case management, out-patient laboratory services and bill negotiation and review.

Our Intellectual Property and Technology

Our proprietary technology offers customers the benefits of an open architecture, which means that it is compatible with other operating systems and applications. Using a combination of EDI and Internet systems, customers can interface with our claims repricing system without incurring significant incremental capital expenditures for hardware or software or having to adopt a specific claims format. The open architecture of our system also improves reliability and facilitates the cross-selling of other technology-based services to our customers, in part because of the following characteristics:

Scalability.    Our systems are designed to be highly scalable or adaptable to levels of use. Using TCP/ IP in a Unix and Windows NT environment with a 10/100/1000 Mhz backbone, we have designed our systems to accommodate additional servers and disk space as needed with little or no interruption in processing. Using Oracle, our database technology gives us the flexibility to design web-enabled, customer applications that do not require the installation of proprietary software and to design new internal systems using the language of our choice (currently Visual Basic and Visual FoxPro).

Modularity.    Our systems have been developed with discrete or specific functionality that can be replicated and utilized with additional hardware so that the discrete functions may be reorganized and the system adapted to service different situations. We believe that this modularity enables us to optimize application and hardware performance, and take immediate advantage of improvements in hardware and software.

Redundancy.    All production servers are designed with a redundant array of inexpensive disks, which provides protection in the event a disk fails. Our hardware is replicated to provide redundancy in the event of a total system failure. We document and review our disaster recovery plans quarterly in order to reduce the risk of business interruption.

Industry Standards.    Through the adoption and active use of standard formats for healthcare EDI processing, we can support payer and provider processing requirements and provide standard interfaces to other EDI processing organizations. In addition, we believe that our EDI technology is fully compliant with HIPAA and other data privacy standards currently in place.

Ease of Use.    Our products utilize a 32 bit graphical user interface. Our web-based products are written in Java and function in any operating system capable of using a web browser, thereby enhancing ease of use by our customers.

Remote Connectivity Offerings.    We were an early adopter of the emerging Internet technology, quickly providing connectivity through virtual private networking, file transfer protocol and web-enabled applications. We believe that these features allow us to provide improved service levels and lower pricing. We have established relationships with multiple telecommunications vendors to ensure reliable and redundant connectivity over T1 and frame relay circuits.

Because our proprietary technology, mainly software and software applications, is neither patented nor copyrighted, we rely on trade secret laws for its protection. We have also implemented certain security measures such as firewall protection and corporate antivirus, e-mail and facility security to protect our systems from access by unauthorized parties who might want to copy or otherwise use our technologies. In addition, we rely on technology licensed from third parties to perform key functions, and may be required to license additional technology in the future. These third-party licenses are an essential element of our business. We have filed federal trademark applications for the marks “PlanVista Solutions” and “ClaimPassXL.”

Regulatory Matters

Regulation in the healthcare industry is constantly evolving. Federal, state, and local governments, as well as other third-party payers, continue their efforts to reduce the rate of healthcare expenditures. Many of these policy initiatives have contributed to the complex and time-consuming nature of obtaining healthcare reimbursement for medical services. Our customers perform services that are governed by numerous other federal and state civil and criminal laws, and in recent years have been subject to heightened scrutiny on claims practices, including fraudulent billing and paying practices.

HIPAA sets forth procedures for administrative simplification and establishes standards and requirements for the electronic transmission of certain health information, which has had, and will continue to have, a significant effect on developers and users of healthcare information systems. DHHS issued final regulations, applicable to all healthcare providers, payers and healthcare clearinghouses, relating to patient information privacy and electronic transactions. However, in March 2002, DHHS proposed certain modifications to the final privacy regulations. The regulations related to patient information privacy establish privacy safeguard standards and implementation procedures that companies will have to follow, including adopting written privacy procedures and training employees. Companies must be in compliance with these regulations by April 2003. The regulations related to electronic transactions provide requirements for electronic transactions and requirements to adopt standard code sets to be used when describing diseases, injuries and other health problems, as well as their causes and symptoms. Compliance with these regulations was originally required by October 2002, but has been extended to October 2003 if a compliance plan is submitted to DHHS by October 2002. Additionally, there are proposed regulations relating to security of individual health information and standards for a national employer identifier. While HIPAA could have an adverse effect on the operations of providers and payers and consequently reduce our revenue, we believe that we possess the technical and managerial knowledge and skills to benefit healthcare organizations seeking to establish compliance with HIPAA requirements. We have analyzed the extent to which we may need to alter our systems to comply with these regulations and do not believe that there will be significant costs to us in complying with such regulations.

Finally, there has been recent proposed legislation to amend the Public Health Service Act and the Employee Retirement Income Security Act of 1974 to protect consumers in managed care plans and who have other types of health coverage that could have an impact on our business. Introduced as the Bipartisan Patient Protection Act, this bill, if passed, would apply a uniform federal floor of protections to individuals with private health insurance, thus allowing states to enact more protective standards, and create a timely review process when individuals are denied treatment and would require prompt claims payment. Additionally, the proposed bill would permit patients to go to court to seek redress for any wrong that causes injury, subjecting both the plan and the issuer to liability.

Federal and state consumer laws and regulations may apply to us when we provide claims repricing services. In addition, while we are currently not subject to licensing requirements for the services we provide, it is possible that we will be subject to future licensing requirements in any of the states in which we currently perform services.

The high level of regulation of the healthcare industry by various governmental entities at the federal, state and local level make many healthcare providers eager to outsource many of the compliance aspects associated with such regulations. We believe we are well positioned to provide such services using our repricing technology and other claims processing technology that will facilitate compliance with the various laws and regulations.

Competition

PPO Network Access. The PPO industry is highly fragmented. According to the American Association of Preferred Provider Organizations, there are more than 900 PPOs in the United States. A few companies have provider networks and claim volumes of meaningful size, such as First Health Group Corporation, BCE Emergis/eHealth Solutions Group, Beech Street Corporation, Coalition America, Inc. and Multiplan, Inc. The remainder of the competitive landscape is diverse, with major insurance companies and managed care organizations such as Blue Cross Blue Shield, Aetna US Healthcare, WellPoint Health Networks, Inc., United Health Group, Humana Health Care Plans, Private Healthcare Systems (PHCS) and Cigna Healthcare also offering proprietary PPO networks and services. In addition, the number of independent PPOs has decreased as managed care organizations and large hospital chains have acquired PPOs to administer their managed care business and increase enrollment. We believe that the market remains extremely fragmented, and we expect consolidation to continue as the participants in the industry seek to acquire additional volume and access to PPO contracts in key geographic markets.

Electronic Claims Repricing. Currently, the claims repricing service market is fragmented. Our repricing competitors provide some or all of the services we currently provide. Our competitors can be categorized as follows:

•
large managed care organizations and third party administrators with in-house claim processing and repricing systems, such as Blue Cross Blue Shield, UnitedHealth Group and WellPoint Health Networks, Inc.;

•	healthcare information technology companies providing enterprise wide systems to the payer market, such as McKesson/HBOC, Eclipsys Corporation and Perot Systems; and
•	healthcare information software vendors selling claim processing products to the provider market, such as The Trizetto Group, HealthAxis and Avidyn/ppoOne, Inc.

The market for claims repricing services is competitive, rapidly evolving, and subject to rapid technological change. We believe that competitive conditions in the healthcare information industry in general will lead to continued consolidation as larger, more diversified organizations are able to reduce costs and offer an integrated package of services to payers and providers.

Employees

At April 23, 2002, we had 155 employees, 25 of whom report to our headquarters in Tampa, Florida and 130 of whom report to our operations and technology center located in Middletown, New York. Our employees are not represented by a labor union or a collective bargaining agreement. We regard our relationships with our employees as satisfactory.

Properties

We conduct our business from our 8,200 square foot headquarters facility in Tampa, Florida and our 24,000 square foot facility in Middletown, New York. We lease both of these facilities. We believe that our facilities are adequate for our present and anticipated business needs. In 2002, we moved our Tampa headquarters to its current location. We continue to pay rent to HealthPlan Holdings for our former Tampa location through June 2002.

Legal Proceedings

In the ordinary course of business, we may be a party to a variety of legal actions that affect many businesses, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions and tort claims. In addition, we have a number of indemnification obligations related to certain of the businesses we sold during 2000 and 2001, and we could be subject to a variety of legal and other actions as a result of such indemnification obligations. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not cover the damages awarded. While the ultimate financial effect of these claims and indemnification obligations cannot be fully determined at this time, in the opinion of management, they will not have a material adverse effect on our financial condition, results of operations, or cash flows.

In July 1999, TMG Life Insurance Company (now known as Clarica Life Insurance Company) asserted a demand against HPS (the subsidiary that we sold to HealthPlan Holdings) for claims in excess of $7 million for breach of contract and related claims, and that HPS asserted breach of contract and various other claims against Clarica. Following arbitration, we settled the dispute with Clarica in October 2000, in consideration for payment to them of $400,000. On April 17, 2000, Admiral Insurance Company, our errors and omissions carrier, filed a complaint for declaratory judgment in the United States District Court for the Middle District of Florida, naming HPS, Clarica and CIGNA Re as defendants. In December 2001, we reached a settlement agreement related to these claims. Under the terms of this settlement agreement, we are obligated to pay CIGNA Re approximately $150,000 on or before December 31, 2002.

In January 2002, Paid Prescriptions, LLC initiated a breach of contract action against HPS seeking $1.6 million to $2.0 million in compensation arising from our alleged failure (prior to our sale of this business) to meet certain performance goals under a contract requiring HPS to enroll a certain number of customers for Paid Prescriptions’ services. We are vigorously defending the action, pursuant to our indemnification obligations to HealthPlan Holdings.

We are also currently negotiating certain disputes regarding the closing balance sheet of the business sold to HealthPlan Holdings in June 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees are as follows:

Name	Age	Position
Phillip S. Dingle	40	Chief Executive Officer and Chairman of the Board, Class A Director
Jeffrey L. Markle	53	President and Chief Operating Officer
Donald W. Schmeling	41	Chief Financial Officer
James T. Kearns	44	Senior Vice President, Operations and Technology
Robert A. Martin	47	Senior Vice President, PayerServ/PlanServ
David C. Reilly	47	Senior Vice President, Strategic Planning
William L. Bennett	52	Vice Chairman of the Board, Class A Director
David J. Ferrari	65	Class B Director
Christopher J. Garcia	40	Class B Director
Martin L. Garcia	46	Class A Director
John D. Race	46	Class A Director
Randy Sugarman	60	Class B Director

Phillip S. Dingle has been a director, our Chairman and our Chief Executive Officer since May 2001, and was our President and Chief Executive Officer from October 2000 to May 2001. Mr. Dingle served as our President and Chief Operating Officer from June 2000 to September 2000, as our Executive Vice President and Chief Financial Officer from January 1999 to May 2000, and as our Senior Vice President and Chief Counsel from August 1996 to December 1998. Prior to August 1996, Mr. Dingle was a partner with the law firm of Hill, Ward & Henderson, P.A. in Tampa, Florida, having joined the firm in May 1990.

Jeffrey L. Markle has been our President and Chief Operating Officer since May 2001 and served as a director from July 2001 to April 2002. From July 1999 to May 2001, Mr. Markle was our Executive Vice President—Medical Cost Management and from June 1998 to June 1999, Mr. Markle was our Senior Vice President—Medical Loss Management. From 1996 to 1998, Mr. Markle was Vice President of the US Group Operations for Swiss Re Life & Health, a reinsurance company in Toronto. From 1994 to 1996, he was Vice President and General Manager of the Canadian Operations of Olsten Kimberly Quality Care, a home healthcare company. From 1991 to 1993, he was Chief Operating Officer of Medisys Health Group, Inc., a preventive healthcare company in Canada, and from 1989 to 1991 he was President and Chief Executive Officer of Laurentian Health Services, an executive and occupational health services company.

Donald W. Schmeling has been our Chief Financial Officer since July 2001. From October 2000 to July 2001, Mr. Schmeling was an independent financial business consultant and, from May 1999 to October 2000, he was Vice President and Chief Financial Officer of Hydrogen Media, Inc., an internet consulting company. From February 1997 to May 1999, he was a partner at Grant Thornton LLP, an accounting firm. From July 1995 to

February 1997 he was Director of Finance at Uniroyal Technology Corporation, a plastics manufacturing company. Prior to that, he had worked at Deloitte & Touche LLP, an accounting firm, since 1983.

James T. Kearns has been our Senior Vice President, Operations and Technology since May 2001. He joined NPPN, our predecessor, in 1996. Prior to that, Mr. Kearns was a rehabilitation consultant for Prudential Property and Casualty Insurance Company.

Robert A. Martin has been our Senior Vice President, PayerServ/PlanServ since March 2001. Previously, Mr. Martin was a partner at the actuarial and consulting firm Dion-Durrell & Associates from May 1998 to March 2001. From 1995 to 1998, Mr. Martin was Vice President of Market Development for Swiss Re Life & Health. From 1981 to 1995, he was Senior Manager, Insurance Services, at Bank of Montreal, leading its insurance line of business.

David C. Reilly has been our Senior Vice President, Strategic Planning since April 2002. From September 2001 to April 2002, Mr. Reilly was a management consultant with Southeast Strategy Consulting. From August 1994 to September 2001, he was President of CamEra, Inc., a provider of closed-circuit security camera systems. From 1985 to 1994, Mr. Reilly was Senior Vice President in charge of the retail division of Samsonite/American Tourister. Prior to that, he held positions in strategic planning, management consulting and public accounting.

William L. Bennett has been our Vice Chairman of the Board since January 1998. Mr. Bennett served as our Chairman of the Board from December 1994 to December 1997 and has been a director since August 1994. Since February 2000, Mr. Bennett has also been a partner, Director of Global Recruiting and Managing Director of The Monitor Group, a strategy consulting firm and merchant bank. From May 1991 to May 2001, he was a director of Allegheny Energy, Inc., an electric utility holding company. Until March 1995, Mr. Bennett served as Chairman and Chief Executive Officer of Noel Group, Inc. (“Noel”), a publicly traded company that held controlling interests in small to medium-sized operating companies. Previously, Mr. Bennett was Co-Chairman and Chief Executive Officer of Noel from November 1991 to July 1994. Mr. Bennett is a director of Sylvan, Inc., a company that produces mushroom spawn and fresh mushrooms.

David J. Ferrari has been a director since April 2002. Mr. Ferrari is the Chief Executive Officer and founder of Argus Management Corporation, a specialized consulting firm providing turnaround and workout services. Prior to founding Argus Management Corporation in 1979, Mr. Ferrari worked for Abacus Associates, a consulting firm providing turnaround and workout services from 1969 to 1979, Mitek Management, a venture capital firm from 1968 to 1969 and Arthur Andersen from 1964 to 1968. Mr. Ferrari is currently a board member and advisor of several privately held companies.

Christopher J. Garcia has been a director since April 2002. Since November 2001, Mr. Garcia has served as the President of Concentra Managed Care Services, Inc. (“CMCS”), a national provider of medical claims processing and care management services. Prior to serving as President of CMCS, Mr. Garcia was the President and Chief Executive Officer of National Healthcare Resources, Inc., a provider of medical claims management solutions to the casualty insurance industry, a company that he founded in 1992. Prior to founding National Healthcare Resources, Inc., Mr. Garcia worked for Greenwich Capital Markets from January 1989 to May 1992, Chemical Bank from January 1988 to December 1988, Salomon Brothers, Inc. (now known as Salomon Smith Barney) from January 1986 to December 1987 and as a CPA with Peat, Marwick, Mitchell and Company (now known as KPMG) from June 1983 to December 1985. Mr. Garcia is currently a director of several privately held companies.

Martin L. Garcia has been a director since May 2001. Mr. Garcia is co-founder of Pinehill Capital Partners, Inc. (“Pinehill”), an investment company, and has been Managing Director of Pinehill since its inception in May 2000. In addition, Mr. Garcia is the founder, director and President of Garcia Enterprises, a real estate holding company formed in 1988. Since 1998, Mr. Garcia has served on the board of directors of Parkway Properties,

Inc., a publicly traded, self-administered real estate investment trust. Mr. Garcia was a partner with the law firm of Hill, Ward & Henderson, P.A. from 1986 to 1998 and has been of counsel with the firm since 1998.

John D. Race has been a director since October 2000. Mr. Race is co-founder, partner and Portfolio Manager of DePrince, Race and Zollo, Inc., an investment advisory firm. Prior to forming DePrince, Race & Zollo, Inc. in April 1995, Mr. Race was a director, partner and President of SunBank Capital Management, N.A., an investment subsidiary of SunTrust Banks, Inc.

Randy Sugarman has been a director since April 2002. Mr. Sugarman is currently a partner with Sugarman & Company, LLP, a company specializing in management turnaround services, which he founded in 1977. Prior to the formation of Sugarman & Company, LLP, Mr. Sugarman provided accounting services to Main Hurdman (now known as KPMG) and served as an accounting manager with Kenneth Leventhal & Company (now known as Ernst & Young). Mr. Sugarman is currently the Chairman and interim Chief Executive Officer of Firearms Training Systems, Inc., a publicly held company that produces firearm training systems. In addition, Mr. Sugarman is the President and sole director of several privately held companies and trustee of the PHP Collateral Trust, a liquidating trust arising out of a bankruptcy. Mr. Sugarman is also the founding member and a previous director of the Turnaround Management Association and has previously served on the boards of directors of Bay Area Bankruptcy Forum and the California Society of Certified Public Accountants.

Board of Directors

While at least 12,000 shares of our Series C convertible preferred stock are outstanding, our board is classified into Class A and Class B directors. The certificate of designation of our Series C convertible preferred stock provides that the holders of the Series C convertible preferred stock have the sole power, as a class, to elect the Class B directors, who comprise three of the seven seats on our board of directors. However, upon the occurrence of a “Board Shift Event”, as explained below, the board composition will change so as to increase the number of Class B directors by one to a total of four Class B directors, and to decrease the number of Class A directors by one to a total of three Class A directors, thereby shifting control of the board to the directors elected by the holders of the Series C convertible preferred stock. A “Board Shift Event” means (i) our failure to achieve net operating cash flow requirements specified in the certificate of designation of the preferred stock, (ii) any defaults in connection with the payment of principal or interest under our senior credit facility, including any applicable grace periods, or (iii) our failure to redeem all of the Series C convertible preferred stock by October 12, 2003. These provisions will cease to be in effect upon redemption of the Series C convertible preferred stock.

The issuance of the Series C convertible preferred stock pursuant to the foregoing terms set forth in the certificate of designation was a condition to the restructuring of our senior credit facility. Among the conditions to the closing of the restructuring was a requirement that certain accounts managed by DRZ that are holders of our common stock be granted the right to designate one Class A director, and that such person be John Race or a successor satisfactory to the holders of the Series C convertible preferred stock. Accordingly, in connection with the restructuring, we entered into a letter agreement with DRZ to this effect. This letter agreement will have no further force or effect after the redemption of the Series C convertible preferred stock.

Committees of the Board of Directors

Our board conducts its business through meetings of the board and its committees. In accordance with our by-laws, the board currently has executive, audit, compensation and strategy and technology committees.

The executive committee, which exercises, to the fullest extent permitted by applicable law, all of the powers and authority of the board in the management of our business and affairs during intervals between board meetings, is composed of Phillip S. Dingle, David J. Ferrari, Christopher J. Garcia and John D. Race.

The audit committee, which is composed of William L. Bennett, Martin L. Garcia, John D. Race and Randy Sugarman, operates pursuant to a charter approved by the board on June 13, 2000. The audit committee has authority to recommend to the board the independent public accountants to serve as auditors, to review with the independent auditors the annual audit plan, the consolidated financial statements, the auditors’ report, and their evaluation and recommendations concerning the our internal controls and to approve the types of professional services for which we may retain the independent auditors. All members of the audit committee are independent directors as defined by the New York Stock Exchange rules.

The compensation committee, which is composed of William L. Bennett, Christopher J. Garcia, Martin L. Garcia and John D. Race, has authority to exercise all of the powers and authority of the board relating to the compensation of, and the provision of incentives for, our officers, directors, management, employees and other persons performing services on our behalf, including, without limitation, matters relating to salaries, bonuses, deferred compensation, pension and profit sharing plans, stock option plans, and all other plans, agreements or arrangements relating in any way to compensation or to the provision of incentives to persons performing such services.

The strategy and technology committee, which is composed of William L. Bennett, David J. Ferrari, Christopher J. Garcia and Martin L. Garcia, has authority to retain, at our expense, consultants and other advisors and to advise and consult directly with the board and our officers on technology, operations and long-term planning matters affecting us, and to recommend such action to the board as the strategy and technology committee deems appropriate.

Compensation of Directors

We reimburse all directors for out-of-pocket expenses, including travel expenses, related to attendance at board and committee meetings. Directors who are also our employees receive no additional compensation for their service on the board and board committees. Each director who is not an employee is entitled to a quarterly retainer fee of $1,250 and an additional fee of $500 for each board meeting or committee meeting attended.

Pursuant to our Amended and Restated 1997 Directors Equity Plan (the “Directors Equity Plan”), each non-employee director may receive common stock rather than a cash retainer fee as compensation for each quarter in which the director serves on the board. The shares issued for each quarter have a value equal to $2,500, which is calculated based on the fair market value of our common stock at the end of the quarter. An eligible director may make an irrevocable election not to participate in the Directors Equity Plan in any year and instead receive quarterly cash retainers. The aggregate number of shares of common stock available for awards under the Directors Equity Plan is 100,000, subject to specified adjustments in the event of changes in the outstanding shares of common stock. As of May 15, 2002, we had issued 61,618 shares under this plan.

Each director who is not our employee also participates in our 1995 Directors Stock Option Plan (the “Directors Option Plan”), pursuant to which each non-employee director receives options to purchase shares of our common stock as provided under the plan. We are authorized to grant options to purchase an aggregate of 360,000 shares of common stock under this plan. As of May 15, 2002, we had granted options to purchase 144,000 shares of common stock under this plan. For a more detailed description of the various plans under which our directors are eligible for compensation, see “—Stock Option Plans.”

Executive Compensation

The following table shows information concerning all cash and non-cash compensation we paid for services to our Chief Executive Officer and each of our four other most highly compensated executive officers whose cash compensation exceeded $100,000 during the fiscal year ended December 31, 2001 and for the two preceding fiscal years if such individual was employed by us during that time, including any person who would have been included if he had been employed by us at the end of 2001.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position(1)	Year	Salary($)	Bonus($)(2)	Securities Underlying Options/SARs(#)(3)		All Other Compensation($)(4)
Phillip S. Dingle	2001	$288,561	$—	54,947	(5)	$3,463
Chairman and Chief Executive Officer	2000	232,732	190,000	133,000		3,500
	1999	174,385	100,000	25,000		3,333
Jeffrey L. Markle	2001	219,231	—	50,000	(5)	3,435
President and Chief Operating Officer	2000	191,633	90,000	70,000		1,278
	1999	165,079	80,000	15,000		572
Jeffery W. Bak(6)	2001	99,327	50,000	40,000		1,986
Former Executive Vice President	2000	182,271	70,719	66,500		3,500
	1999	173,618	78,400	25,000		3,297
Donald W. Schmeling(7)	2001	78,231	—	60,676	(5)	—
Chief Financial Officer	2000	—	—	—		—
	1999	—	—	—		—

(1)	Indicates each named officer’s position with us as of December 31, 2001.
(2)	Represents bonus compensation awarded for the executive’s performance in the year indicated, but paid in the subsequent year.
(3)
Refers to incentive stock options granted during the stated fiscal year under either our 1995 Incentive Equity Plan (the “Incentive Plan”) or our Amended and Restated 1996 Employee Stock Option Plan (the “Employee Option Plan”), each of which provides for grants of stock options to our employees, as determined by the compensation committee of the board of directors. Each option grant reflected in the table vests over a four-year period from the date of the grant, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date.

(4)
Consists of our contributions to each named officer’s account under our Profit Participation 401(k) Plan. Does not include the amount of life insurance premium payments allocable to each named officer. We provide all employees with life insurance benefits that are generally equal to two years base salary, subject to certain adjustments.

(5)
Includes options to purchase 14,947, 10,000 and 10,676 shares granted by us to Messrs. Dingle, Markle and Schmeling, respectively, for these officers’ contributions during 2001, which vested immediately.

(6)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(7)	Mr. Schmeling joined us in July 2001.

Stock Options

The following table shows the individual grants of stock options made to our officers named in the Summary Compensation Table during the year ended December 31, 2001:

Option/SAR Grants in Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)(2)
	Individual Grants(1)					5%		10%
Name	Number of Securities Underlying Options/SARs Granted (#)		% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Per Share Value	Aggregate Value	Per Share Value	Aggregate Value
Phillip S. Dingle	40,000	(3)	7	9.00	1/30/2011	$5.65	$226,000	$14.36	$574,400
Jeffrey L. Markle	40,000	(4)	7	9.00	1/30/2011	5.65	226,000	14.36	574,400
Jeffery W. Bak(5)	40,000		7	9.00	1/30/2011	5.65	226,600	14.36	574,400
Donald W. Schmeling	50,000	(6)	9	7.11	7/11/2011	4.47	273,500	11.35	567,500

(1)
Consists of option grants under the Employee Option Plan and the Incentive Plan. Each option grant vests over a four-year period from the grant date, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date.

(2)
The dollar gains under these columns result from calculations assuming 5% and 10% growth rates, as set by the Securities and Exchange Commission (the “SEC”), and are not intended to forecast future price appreciation of our common stock. The gains reflect a future value based upon growth at the prescribed rates. We are not aware of any formula that will determine with reasonable accuracy a present value based on future unknown or volatile factors. Options have value to the named officers and to all option recipients only if the price of our common stock advances beyond the applicable option exercise price during the effective option period.

(3)	Does not include options to purchase 14,947 shares granted to Mr. Dingle in 2002.
(4)	Does not include options to purchase 10,000 shares granted to Mr. Markle in 2002.
(5)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(6)	Does not include options to purchase 10,676 shares granted to Mr. Schmeling in 2002.

Aggregated Option Exercises During 2001 and Fiscal Year-End Option Values

The following table shows information related to the stock options held during 2001 by each of the executive officers named in the Summary Compensation Table, specifying the stock options exercised in 2001 and the value realized upon the exercise of such options, and the number and value of securities underlying unexercised options at December 31, 2001. We do not have any outstanding stock appreciation rights.

Name	Shares Acquired On Exercise(#)	Value Realized ($)		Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable(1)/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End(2) ($) Exercisable(1)/ Unexercisable
Phillip S. Dingle	—	—		126,700/121,800	$130,340/$195,510
Jeffery L. Markle	—	—		57,000/83,000	$68,600/$102,900
Jeffery W. Bak(3)	66,500	$333,078	(4)	—	—
Donald W. Schmeling	—	—		10,000/40,000	—

(1)	Indicates shares that were vested and available for exercise as of December 31, 2001.
(2)	Value was computed as the difference between the exercise price and the $4.95 per share last reported sale price of our common stock on December 31, 2001, as reported by the New York Stock Exchange.
(3)	Mr. Bak is a former Executive Vice President whose employment with us terminated in June 2001 in connection with the sale of our third party administration and managing general underwriter businesses.
(4)	Represents profit realized, before taxes, on sale of stock.

Stock Option Plans

Amended and Restated 1997 Directors Equity Plan

The purpose of our Directors Equity Plan is to offer each non-employee director the opportunity to increase his or her proprietary interest in our company. For each fiscal quarter, the compensation committee issues shares of our common stock to each non-employee director worth $2,500 (plus certain amounts credited to the director under the plan), which is calculated based on the fair market value of the common stock at the end of the quarter. An eligible director may make an irrevocable election not to participate in the plan in any year and instead receive quarterly cash retainers. The aggregate number of shares of common stock available for awards under the plan is 100,000, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of May 15, 2002, we had issued 61,618 shares under this plan. Currently, the termination date for offerings of stock under the plan is January, 2007 unless earlier terminated pursuant to the terms of the plan.

Amended and Restated 1996 Employee Stock Option Plan

Our Employee Option Plan provides for grants of stock options to our employees, as determined by the compensation committee or the board of directors. The compensation committee or the board of directors may grant these options as incentive options, which qualify for certain favorable tax treatment, or as non-qualified options. The compensation committee or the board of directors has the authority to set the exercise price for options at the time of grant, except that the exercise price of an incentive option may not be less than the fair market value of the common stock on the grant date. Stock option agreements under the plan generally provide for vesting over a four-year period from the date of the grant, with 20% of the options becoming exercisable six months after the grant date and 20% becoming exercisable on each of the next four successive anniversaries of the grant date. In the event of any merger, consolidation, or sale of our stock or substantially all of our assets, the compensation committee or the board of directors, at its option, may accelerate the vesting of all outstanding Employee Option Plan options, subject to applicable law. There are currently options to purchase 1,250,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of May 15, 2002, we had granted options to purchase 1,046,648 shares under this plan. Currently, the termination date for granting options under the plan is June, 2006.

1995 Directors Stock Option Plan

The purpose of our Directors Option Plan is to provide an incentive to non-employee directors and to enhance their identity with us and our financial success. Pursuant to the plan, each non-employee director automatically receives an option to purchase 12,000 shares of common stock, effective as of the later of (i) May 18, 1995 (the business day immediately preceding the day that our securities were first offered to the public in an underwritten initial public offering), or (ii) the date that the director becomes eligible to participate. Each participating director is also granted an additional option to purchase 12,000 shares of common stock if he or she is reelected to the board at the annual meeting of stockholders that follows the director’s fourth complete year of service on the board. All options vest over a four-year period from the date of grant, with 20% of the options becoming exercisable on the grant date and 20% becoming exercisable on each of the next four anniversaries of the grant date. In the event of any merger, consolidation, or sale of substantially all of our assets, we may accelerate vesting of the outstanding plan options, subject to applicable law. The exercise price of each option is the fair market value of our common stock as of the grant date. There are currently options to purchase 360,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of common stock. As of May 15, 2002, we had granted options to purchase 144,000 shares under this plan. Currently, the termination date for granting options under the plan is March, 2005, unless earlier terminated pursuant to the terms of the plan.

1995 Incentive Equity Plan

Our Incentive Plan provides for the granting of options, stock appreciation rights and/or restricted stock as an incentive to employees to help us achieve success and growth. The options may be granted as incentive stock options, which qualify for favorable tax treatment, or as non-qualified stock options. The option exercise price is determined by the compensation committee of the board of directors; however, the option exercise price may not be less than 50% of the fair market value of the option on the date of grant in the case of non-qualified stock options and not less than the fair market value of the option on the date of grant in the case of incentive stock options. Other terms of the options or stock awards, such as any restriction or vesting periods, are to be determined by the compensation committee. In the event of any merger, consolidation, or sale of our stock or substantially all of our assets, the compensation committee, at its option, may accelerate the vesting of all of the outstanding options, stock appreciation rights and restricted stock granted under the plan. The maximum number of shares that may be issued and sold under the plan is 1,000,000 shares. As of May 15, 2002, we had granted options to purchase 590,989 shares under the plan. We do not have any outstanding stock appreciation rights. Currently, the termination date for granting options, stock appreciation rights and restricted stock under the plan is March, 2005.

1995 Consultant Stock Option Plan

Our 1995 Consultant Stock Option Plan provides for grants of stock options to persons who are neither our directors nor our employees, as the executive committee or the board of directors determines is in our best interests. Pursuant to the plan, options may be granted to one person at one or several times or to different persons at the same time or at different times, in either case under different terms and conditions, as long as such terms and conditions are consistent with the plan. The executive committee or the board of directors has the authority to determine the exercise price, provided that the exercise price may not be less than the fair market value of the common stock on the grant date. The vesting period for the options shall be stated in the agreement evidencing the option. There are currently options to purchase 100,000 shares authorized for grant under the plan, subject to specified adjustments in the event of changes in the outstanding shares of our common stock. As of May 15, 2002, we had granted options to purchase 96,000 shares under this plan. Currently, the termination date for granting options under the plan is August, 2005, unless earlier terminated pursuant to the terms of the plan.

1996 Employee Stock Purchase Plan

Our 1996 Employee Stock Purchase Plan (the “Stock Purchase Plan”) was adopted to provide employees, including executive officers, with an opportunity to acquire shares of our common stock at a reduced price.

Under the terms of the Stock Purchase Plan, an employee may authorize a payroll deduction of a specified dollar amount per pay period. The proceeds of that deduction are used to acquire shares of our common stock on the offering date. The number of shares acquired is determined based on 85% of the closing price of our common stock on the New York Stock Exchange on the offering date. The plan does not allow non-employee directors to participate. The plan allows participation by any employee who has been employed by us for more than one year. Participation in this plan is voluntary, and therefore the amount and value of shares that will be acquired in the future pursuant to the plan cannot be determined at this time. The total number of shares authorized for issuance under this plan is 225,000. As of May 15, 2002, we had issued 23,529 shares under the plan. Currently, the termination date for offerings of stock under the plan is June, 2004.

Employment Agreements

Effective June 1, 2000, we entered into an employment and noncompetition agreement with Phillip S. Dingle, our chief executive officer. The agreement ended after a one-year term, on May 31, 2001, but was automatically renewed for another year, and will continue to be automatically renewed for successive one-year terms unless either party terminates prior to 120 days before a renewal date. The agreement entitles Mr. Dingle to an annual base salary of not less than $275,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. As further provided by the agreement, in June 2000 the compensation committee awarded Mr. Dingle an option to purchase 133,000 shares of common stock. The agreement generally provides that if Mr. Dingle’s employment is terminated for any reason other than Mr. Dingle’s violation of his fiduciary duty to us, his gross or willful failure to perform the duties of his position, habitual unexcused absence over an extended period, embezzlement or misappropriation of corporate funds or his conviction of a felony, then Mr. Dingle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current agreement term. The agreement contains noncompetition, non-solicitation and nondisclosure restrictions that prohibit Mr. Dingle from directly or indirectly engaging in any business in the United States that delivers marketing, distribution or administrative services on behalf of healthcare payers for a period equal to the term of his employment agreement plus one year after termination of his employment for any reason. In connection with the closing of this offering, Mr. Dingle has agreed to amend these restrictions to provide that he will not compete with us for a period of at least two years following the closing of this offering.

Effective June 1, 2001, we entered into an employment and noncompetition agreement with Jeffrey L. Markle, our president and chief operating officer. The agreement terminates on May 31, 2002, but will continue to be automatically renewed for successive one-year terms unless either party terminates prior to 120 days before a renewal date. The agreement entitles Mr. Markle to an annual base salary of not less than $220,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. Mr. Markle is also entitled to participate in our other employee benefits, such as the Employee Option Plan. The agreement generally provides that if Mr. Markle’s employment is terminated for any reason other than Mr. Markle’s violation of his fiduciary duty to us, his gross or willful failure to perform the duties of his position, habitual unexcused absence over an extended period, embezzlement or misappropriation of corporate funds or his conviction of a felony, then Mr. Markle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current agreement term. The agreement contains noncompete and nonsolicitation restrictions that prohibit Mr. Markle from engaging in any business in the United States that provides preferred provider organization or claims repricing services on behalf of healthcare payers or networks for a period equal to the term of his agreement plus one year following termination of his employment with us.

Pursuant to an employment memorandum dated October 25, 2001, as amended on January 9, 2002, from us to Donald W. Schmeling, our chief financial officer, we guaranteed Mr. Schmeling not less than one year’s salary as severance if he should be terminated under certain specified circumstances. Mr. Schmeling was originally retained in July 2001 at an annual salary of $180,000.

Executive Compensation Programs

We also maintain incentive plans under which each executive officer, including our chief executive officer, may be paid a cash bonus for each fiscal year. The bonuses are dependent primarily on our financial performance and achievement of strategic corporate objectives established by us at the start of each fiscal year. Financial performance objectives include targets for earnings.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board is composed of four directors: John D. Race, William L. Bennett, Christopher J. Garcia and Martin L. Garcia, none of whom is or was an officer or employee of our company or our subsidiaries. There are no interlocks between any of the members of our compensation committee and our officers and other directors. During the fiscal year ended December 31, 2001, the compensation committee was composed of John D. Race, William L. Bennett, Joseph S. DiMartino and John R. Gunn, none of whom is or was an officer or employee of our company or our subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 12, 2002, we issued subordinated convertible promissory notes to each of directors William L. Bennett and John D. Race to replace notes previously issued to those directors evidencing loans of $250,000 made by each of them to us. The original notes would have matured on the earlier of August 31, 2001 or the date we repaid our existing bank loans pursuant to our pre-restructuring credit agreement with our senior lenders. As required by our lenders for the restructuring of our credit facility, the notes to these directors were restructured to extend the maturity date beyond the maturity date of the restructured credit facility, or December 1, 2004. The replacement notes otherwise contain substantially the same terms as the original notes. The notes provide that the loans are subordinated to both our senior credit agreement and the Series C convertible preferred stock, unsecured and payable at prime plus 4% per annum. We intend to use a portion of the proceeds of this offering to repay these notes.

In July 2001, we sold 553,500 shares of our common stock for a purchase price of $3.8 million in private transactions to certain investment accounts managed by DRZ. John Race, one of our directors, is one of the principals of DRZ. These shares were sold at a 15% discount from the ten-day trading price of our common stock on the New York Stock Exchange during the period preceding the closing of the transaction, which we believe was reflective of the market price for restricted securities. In addition, the audit committee of the board of directors, with Mr. Race not participating, reviewed the transaction and recommended it. The proceeds of all such sales were applied to pay certain outstanding pre-closing liabilities of the divested third party administration and managing general underwriter businesses. As part of these placements, we granted registration rights to DRZ, on behalf of the accounts that they manage, with respect to the 553,500 shares of common stock purchased by those accounts. In connection with this offering, DRZ has agreed to a 180-day lock up with respect to these shares and we have agreed to register these shares on a shelf registration statement following such lock-up period.

On June 18, 2001, we sold our remaining third party administration and managing general underwriter businesses to HealthPlan Holdings, an affiliate of Sun Capital Partners, Inc., through HealthPlan Holdings’ purchase of all the stock of HPS, one of our wholly-owned subsidiaries. Jeffery Bak, who was one of our executive vice presidents until the closing of the transaction, was offered by HealthPlan Holdings the opportunity to purchase an interest in the transferred businesses. We also agreed to pay Mr. Bak an additional bonus contingent on the closing of the transaction. As part of this sale, we issued to HealthPlan Holdings (a) 709,757 shares of common stock, including shares issued in connection with HealthPlan Holdings assumption of certain pre-closing liabilities of HPS, and 101,969 shares as penalty shares to settle certain post-closing disputes and (b) a $5.0 million 6% subordinated secured convertible note. The note automatically converted into 813,273 shares of stock upon the closing of the restructuring of our credit facility, based on the average closing price of our common stock during the 10 trading days prior to conversion. We guaranteed to HealthPlan Holdings the issuance of sufficient shares so as to give it, on the sale of such securities, $5.0 million in gross proceeds. We have agreed to use $5.0 million of the proceeds of this offering to repurchase the 813,273 shares from HealthPlan Holdings and satisfy this obligation. In connection with these transactions, we granted registration rights to HealthPlan Holdings with respect to the previously referenced shares of common stock, 100,000 shares of common stock issued to HealthPlan Holdings as penalties for failure to obtain timely registration of those 811,726 shares and 27,726 shares issued as interest on the note prior to its conversion. An additional 100,000 shares of common stock issued to HealthPlan Holdings for our failure to meet certain redemption obligations are not covered by such registration rights. We have agreed to register 939,452 of the shares of our common stock owned by HealthPlan Holdings in this offering. HealthPlan Holdings may elect to sell all or none of the 939,452 shares in this offering. If HealthPlan Holdings elects not to proceed with the sale of its shares in this offering, it has agreed to a 180-day lock up period immediately following the offering during which it will not sell any shares of our common stock. In this event, we will register its shares of our common stock, including the 100,000 shares with respect to which it had no registration rights, on a shelf registration statement at the conclusion of the lock-up period.

In December 1996, we entered into an agreement with Noel and Automatic Data Processing, Inc., or ADP, under which Noel agreed to sell 1,320,000 shares of our common stock to ADP at a purchase price of $20 per share. Upon completion of this transaction on February 7, 1997, ADP owned approximately 9% of our common stock. In connection with ADP’s purchase of these shares, we granted registration rights to ADP, consisting of a commitment to file a shelf registration statement with the SEC covering the purchased shares and to keep the shelf registration statement continuously effective until the earlier of the third anniversary of the date of closing of the stock purchase agreement or until all of the shares were sold, and unlimited piggy-back registration rights covering any shares not sold pursuant to the shelf registration. No shares were sold pursuant to that shelf registration statements and ADP continues to have unlimited piggy-back registration rights with respect to the 1,320,000 shares. As required by the ADP agreement, Arthur F. Weinbach, Chairman and Chief Executive Officer of ADP, was elected to our board of directors in February 1997. Mr. Weinbach did not stand for reelection at our 2001 annual meeting of stockholders and his service on the board terminated in May 2001. ADP has provided payroll and stockholder distribution services for us since 1995. From January 1, 2001 through May 23, 2002, we paid ADP approximately $68,450 for these services.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of May 15, 2002 (unless otherwise indicated) regarding the beneficial ownership of our common stock and preferred stock prior to this offering, the shares of common stock to be offered by stockholders and the beneficial ownership of our common stock after this offering (assuming no exercise of the underwriters’ over-allotment option) and giving effect to the use of proceeds described under “Use of Proceeds” by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of our common stock or our Series C convertible preferred stock;

•	each of our current directors;

•	each executive officer named in our Summary Compensation Table (see “Management—Executive Compensation”);

•	each person intending to offer shares for sale in this offering; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

The address of each stockholder is c/o PlanVista Corporation, 4010 Boy Scout Blvd., Suite 200, Tampa, Florida, 33607, unless otherwise indicated.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering				Shares of Common Stock to be Offered(1)	Shares of Common Stock Beneficially Owned After the Offering (2)
	Number (#)		Percent (%) of Class			Number (#)	Percent (%) of Class
	Common	Preferred	Common	Preferred
William L. Bennett(3)	249,665	—	1.5%	—	—	249,665
Phillip S. Dingle(4)	196,684	—	*	—	—	196,684	*
David J. Ferrari(5)	2,400	—	*	—	—	2,400	*
Christopher J. Garcia(5)	2,400	—	*	—	—	2,400	*
Martin L. Garcia(5)	4,800	—	*	—	—	4,800	*
Jeffrey L. Markle(6)	98,500	—	*	—	—	98,500	*
John D. Race(7)	6,096,580	—	35.9%	—	—	6,096,580
Donald W. Schmeling(8)	30,676	—	*	—	—	30,676	*
Randy Sugarman(5)	2,400	—	*	—	—	2,400	*
AmSouth Bank 13535 Feather Sound Drive Bldg. 1, Suite 525 Clearwater, FL 33762	8,571	1,657	*	5.7%	8,571	—	—
Automatic Data Processing, Inc. One ADP Boulevard Roseland, NJ 07068	1,320,000	—	7.9%	—	—	1,320,000
Bank of America, N.A. 100 N. Tampa Street Suite 1700 Tampa, FL 33602	21,429	4,143	*	14.3%	21,429	—	—
Cooperative Centrale Raiffeisen Boerenleenbank B.A. “Rabobank” Nederland 250 Park Avenue New York, NY 10167	15,000	2,900	*	10.0%	15,000	—	—
Credit Lyonnais 1301 Avenue of the Americas New York, NY 10019	15,000	2,900	*	10.0%	15,000	—	—
DePrince, Race & Zollo, Inc.(9) 201 S. Orange Ave. Suite 850 Orlando, FL 32801	5,920,200	—	35.4%	—	—	5,920,200
Dimensional Fund Advisors, Inc. (10) 1209 Ocean Ave., 11th Floor Santa Monica, CA 90401	1,097,605	—	6.6%	—	—	1,097,605
Fifth Third Bank, Central Ohio 21 East State St., 7th Fl. Columbus, OH 73215	8,571	1,657	*	5.7%	8,571	—	—
Fleet National Bank 111 Westminster St. RIDE03320A Providence, RI 02903	17,144	3,314	*	11.4%	17,144	—	—

Name and Address of Beneficial Owner	Shares Beneficially Owned Before the Offering				Shares of Common Stock to be Offered(1)	Shares of Common Stock Beneficially Owned After the Offering (2)
	Number (#)		Percent (%) of Class			Number (#)	Percent (%) of Class
	Common	Preferred	Common	Preferred
HealthPlan Holdings, Inc.(11) 5200 Town Center Circle Suite 470 Boca Raton, FL 33486	1,852,725	—	11.0%	—	939,452	913,273
Hibernia National Bank 225 Baroone Street, 10th Fl New Orleans, LA 70112	8,571	1,657	*	5.7%	8,571	—	—
NCR Pension Trust (12) 1700 South Patterson Boulevard Dayton, OH 45478	964,000	—	5.8%	—	—	964,000
South Trust Bank 420 North 20th Street A-001-TW-0601 Birmingham, AL 35203	15,000	2,900	*	10.0%	15,000	—	—
SunTrust Bank 201 4th Avenue North 12th Fl. Nashville, TN 37219	17,144	3,314	*	11.4%	17,144	—	—
Wachovia Bank, National Association 301 S. College Street DC-10 Charlotte, NC 28207-0735	23,570	4,558	*	15.7%	23,570	—	—
All directors and executive officers as a group(13) (includes nine persons)	6,659,105	—	39.8%	—	—	6,659,105

*	Less than one percent.
(1)	The shares offered hereby were acquired by the selling stockholders directly from us through private transactions exempt from registration under the Securities Act.
(2)	All of the outstanding shares of Series C convertible preferred stock will be redeemed immediately following this offering.
(3)
Includes 4,800 shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002. Also includes 3,609 shares held by Mr. Bennett’s children, as to which shares Mr. Bennett disclaims beneficial ownership.

(4)	Includes 181,247 shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002.
(5)	Represents shares that are issuable upon exercise of options that are exercisable within 60 days of May 15, 2002.
(6)	Includes 92,000 shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002.
(7)
Includes 4,800 shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002. Also includes 5,920,200 shares beneficially owned by certain accounts managed by DRZ, with respect to which shares Mr. Race disclaims beneficial ownership. Mr. Race is a Partner and Portfolio Manager of DRZ.

(8)	Represents shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002.
(9)	Based on information provided to us by DRZ.
(10)	Based on information provided by Dimensional Fund Advisors, Inc. on Form 13-G filed with the SEC on February 12, 2002.
(11)	Based on information provided by HealthPlan Holdings on Form 13-G filed with the SEC on May 1, 2002 and additional issuances we have made since that date.
(12)	Represents shares that are also included in the total amount of shares reported by DRZ in the table. Based on information provided by NCR on Form 13-G filed with the SEC on February 11, 2002.
(13)	Includes 325,523 shares issuable upon exercise of options that are exercisable within 60 days of May 15, 2002.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. As of the date of this prospectus, there are 16,730,787 shares of common stock issued and outstanding and 29,000 shares of Series C convertible preferred stock issued and outstanding. As of May 15, 2002, we had approximately 156 registered holders of our common stock.

Delaware law allows our board of directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of the stockholders, although the issuance of common stock or other securities convertible into common stock, in quantities greater than certain specified amounts, is subject to the stockholder approval policy of the New York Stock Exchange.

Common Stock

Dividend Rights

The holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare from time to time out of funds legally available. See “Dividend Policy.”

Voting Rights

Each share of common stock entitles its holder to one vote. With respect to election of the board of directors, while shares of Series C convertible preferred stock remain outstanding, the common stock votes only for the Class A directors, which comprise four out of seven seats on the board. The number of Class A directors is subject to reduction upon a “Board Shift Event” as described below. Upon redemption of the Series C convertible preferred stock, holders of common stock will be entitled to vote for all directors and on all other matters requiring stockholder approval.

Preemptive Rights

The common stock has no preemptive or conversion rights or other subscription rights.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and preferences of any then-outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

We have authority to issue 20,000,000 shares of preferred stock, with our board of directors having the authority to issue such series of preferred stock, with the designations, powers, preferences, performances and rights as the board shall determine. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting control of others. Our board has established three series of preferred stock: Series A preferred stock, par value $.01 per share, and Series B preferred stock, par value $.01 per share, both of which have no shares currently outstanding; and Series C convertible preferred stock, par value $.01 per share, of which 29,000 shares are currently outstanding, but all of which we intend to redeem with the proceeds of this offering.

Series A and Series B Preferred Stock

The Series A preferred stock is entitled to vote for the election or removal of directors and on all other matters on which stockholders are entitled to vote under the Delaware General Corporation Law, and has one vote for each share of Series A preferred stock held of record. The Series B preferred stock does not have any right to vote on any matter on which stockholders are entitled to vote, unless otherwise expressly required by law. Otherwise, the Series A preferred stock and the Series B preferred stock are entitled to the same powers, preferences, rights, qualifications, limitations and restrictions. The Series A and Series B preferred stock are entitled to receive cumulative cash dividends per annum per share when, as and if declared by our board of directors, payable on a quarterly basis, at the rate of $.06 per share. There are no shares of Series A preferred stock or Series B preferred stock outstanding.

Series C Convertible Preferred Stock

The Series C convertible preferred stock accrues dividends at 10% per annum during the first twelve months from issuance and at 12% per annum thereafter. Dividends are payable quarterly in additional shares of Series C convertible preferred stock or, at our option, in cash. So long as any shares of Series C convertible preferred stock are outstanding, the Series C convertible preferred stock votes as a separate class on matters that affect it. In addition, while at least 12,000 shares of Series C convertible preferred stock are outstanding, the Series C convertible preferred stock is entitled to elect three out of seven directors, designated as the Class B directors. However, the Series C convertible preferred stock does not otherwise generally vote on all matters on which the common stock is entitled to vote, unless the conditions for “as converted” voting rights, discussed below, are met. Upon the occurrence of a Board Shift Event, as defined below, the board composition will change so as to increase the number of Class B directors by one to a total of four Class B directors, and to decrease the number of Class A directors by one to a total of three Class A directors, thereby shifting control of the board to the directors elected by the holders of Series C convertible preferred stock. A “Board Shift Event” is defined as (i) our failure to achieve certain specified net operating cash flow requirements, (ii) any default in connection with the payment of principal or interest under our restructured credit facility, including any applicable grace periods, or (iii) our failure to redeem all of the Series C convertible preferred stock by October 12, 2003.

We may redeem the Series C convertible preferred stock at any time at our option at a redemption price of $1,000 per share plus accrued dividends. However, our senior lenders have agreed that no additional payment will be required to redeem the Series C convertible preferred stock in connection with our payoff of our senior secured debt pursuant to our payout option. See “Recent Events Affecting This Offering.”

In addition, each share of Series C convertible preferred stock is convertible, at the option of the holder of Series C convertible preferred stock, at any time from and after October 12, 2003, into fully paid and nonassessable shares of common stock at the conversion price set forth in the certificate of designation, subject to anti-dilution adjustments, including adjustments to maintain the number of shares of common stock issuable upon conversion into 51% of our fully diluted common stock. Assuming the Series C convertible preferred stock were not redeemed in this offering, upon conversion of all of the Series C convertible preferred stock, the holders of such shares, as a group, would control us since the conversion would result in the issuance of 51% of our common stock. The Series C convertible preferred stock will also vote as a single class with the common stock on all matters other than the election of directors on an “as-converted” basis (i.e., with each share of Series C convertible preferred stock having a number of votes equal to the number of shares of common stock into which it would be converted) upon the earliest to occur of (1) a Board Shift Event as a result of our failure to achieve specified net operating cash flow requirements, (2) any other Board Shift Event occurring after October 12, 2003 or (3) any time when fewer than 12,000 shares of Series C convertible preferred stock are outstanding. There are 29,000 shares of Series C convertible preferred stock outstanding, all of which we intend to redeem with the proceeds of this offering. In connection with the issuance of the Series C convertible preferred stock, the senior lenders entered into a stockholders agreement with us, which provides, among other things, for registration rights in connection with the sale of any shares of common stock that are issuable upon conversion of the Series C convertible preferred stock. The registration rights include shelf and piggy-back registration rights. For a more detailed discussion of these rights, see “—Registration Rights—Senior Lenders.”

The issuance of the Series C convertible preferred stock was not submitted to our stockholders for approval in reliance on the “financial distress” exception to the shareholder approval policy of the New York Stock Exchange. Stockholders were notified of our reliance on this exception for the approval of the closing of the transaction.

Transfer Agent

Our transfer agent for our common stock is Wachovia Bank, National Association (formerly known as First Union National Bank) and its address is Shareholder Services—NC1153, 1525 West W.T. Harris Blvd., 3C3, Charlotte, North Carolina 28288-1153.

Charter and Contractual Provisions Regarding Limitation of Liability and Indemnification

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation expressly grants each of our directors and officers the right to seek indemnification from us in connection with any action or proceeding against such officer or director by reason of the fact that such person is an officer or director. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We believe that these contractual agreements and the provision in our certificate of incorporation are necessary to attract and retain qualified persons as directors and officers.

Delaware Anti-Takeover Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and any person acquiring 15% or more of the voting stock of such Delaware corporation (an “interested stockholder”) are prohibited for a three-year period following the time that such stockholder became an interested stockholder, unless:

•
either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder” was approved by the board of directors of the corporation prior to the time that person became an interested stockholder;

•
upon consummation of the transaction that made that person an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers and stock held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

•
at or following the time at which that person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder.

A corporation may opt out of the effect of this statute by (1) including a provision to this effect in the corporation’s original certificate of incorporation, (2) amendment to the corporation’s bylaws made by the board of directors within 90 days after the effective date of the statute, or (3) amendment of the corporation’s certificate of incorporation or bylaws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall generally not take effect until 12 months after its adoption and shall not affect any business combination with interested stockholders which is effected during such 12 months. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions that increase an interested stockholder’s percentage ownership of stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company. To date, we have not opted out of Section 203.

Registration Rights

We have outstanding registration obligations with respect to shares of our common stock owned by certain of our stockholders.

Senior Lenders

We have granted various registration rights to our senior lenders with respect to an aggregate of 150,000 shares of our common stock that they currently own, which we are registering in this offering, and an aggregate of 1,650,000 shares issuable upon completion of this offering.

We issued an aggregate of 74,998 shares of our common stock to our senior lenders in July 2001 in consideration for an amendment and waiver to our credit agreement in connection with our sale of HPS. Under the registration rights agreement that we entered into with our senior lenders at that time, we were required to file, as soon as practicable following the issuance of those shares, a registration statement with the SEC to cover their resale. We included those shares on a registration statement that we filed on August 1, 2001, which registration statement has not become effective. Our senior lenders also currently have piggy-back rights to include those shares on any registration statement that we file with respect to an offering of equity securities, subject to certain exceptions, whether for our account or for the account of other stockholders. The registration rights granted with respect to these shares survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act or are no longer issued and outstanding. We also granted additional registration rights with respect to these shares, as described below.

We issued an aggregate of 75,002 shares of our common stock to our senior lenders in April 2002 as fees in connection with the restructuring. At that time, we entered into a stockholders agreement with the senior lenders, pursuant to which we granted registration rights with respect to these shares, as well as the 74,998 shares issued in July 2001, the shares issuable upon conversion of the Series C convertible preferred stock and the 1,650,000 shares issuable upon closing of this offering in connection with the payoff of our senior credit facility and redemption of the Series C convertible preferred stock. The stockholders agreement (1) requires that we file and make effective by October 12, 2003 a shelf registration statement covering those shares and (2) grants to the senior lenders piggy-back registration rights with respect to those shares after October 12, 2003. Upon fulfillment of the conditions to the repayment of our senior indebtedness, all provisions of the stockholders agreement except those relating to the piggy-back registration rights will be terminated. The piggy-back registration rights will survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act or are no longer issued and outstanding. We have also granted to our senior lenders the same shelf registration rights and piggy-back registration rights with respect to the shares of common stock issuable upon conversion of the Series C convertible preferred stock; however, we intend to use a portion of the proceeds of this offering to retire our senior indebtedness and repurchase the shares of Series C convertible preferred stock and, therefore, if the offering is completed, there will be no outstanding shares of Series C convertible preferred stock following the closing of this offering.

In connection with our option to retire our senior indebtedness and redeem the Series C convertible preferred stock, we have agreed to register in this offering the 150,000 shares currently owned by our senior lenders. If any of these shares are not sold in this offering, our senior lenders have agreed not to sell any unsold shares during the 180 days following the closing of this offering. In addition, we have offered each lender the option to elect, within 10 days of notice of the effectiveness of this offering, to sell to us, at the price of this offering to the public, net of underwriting discounts and commissions, its allocable portion of the 1,650,000

shares that we will be required to issue upon the closing of this offering. We intend to use up to approximately $             to repurchase an aggregate of up to 1,650,000 shares of our common stock from those lenders who elect to sell their allocable portion of such shares to us under the terms described above. Any lender that elects not to sell its entire allocable portion of such shares to us as provided will be required to agree not to sell any of its shares of our common stock during the 180 days following the effective date of this offering. We have agreed that, after the expiration of this 180-day period, we will register on a shelf registration statement any of the 150,000 shares being registered in this offering that are not sold in this offering and any of the 1,650,000 shares to be issued to our senior lenders upon the closing of this offering that we do not repurchase. Any unsold shares will remain covered by the piggy-back registration rights that we have granted with respect to those shares.

HealthPlan Holdings

We issued 709,757 shares of common stock to HealthPlan Holdings in connection with our sale of HPS and an additional 101,969 shares as penalty shares settling certain post-closing disputes. Under the registration rights agreement between us and HealthPlan Holdings, we were required to register the 811,726 shares as soon as practicable after the closing of that transaction. We included those 811,726 shares on the registration statement that we filed on August 1, 2001, which registration statement has not become effective. As a result of our failure to effectively register those shares, we were required to issue an aggregate of 100,000 additional shares of common stock to HealthPlan Holdings as penalty payments. We were also required to issue 100,000 additional shares to HealthPlan Holdings as penalty payments for failing to redeem the 811,726 shares for cash. We also issued to HealthPlan Holdings a $5.0 million note convertible into shares of our common stock. Immediately prior to the restructuring, we issued an additional 27,726 shares to HealthPlan Holdings in payment of interest under the $5.0 million note. In connection with our debt restructuring, HealthPlan Holdings converted the $5.0 million note into 813,273 shares of our common stock. We are required to make up the difference between the proceeds from the disposition of those shares and $5.0 million, if any, by issuing to HealthPlan Holdings a sufficient number of shares of our common stock to enable them to receive $5.0 million in proceeds.

Under the registration rights agreement, HealthPlan Holdings currently has (1) the right to demand, on up to two occasions, that we register any of the first 100,000 shares issued to it as penalty shares, the 27,726 shares issued to it as interest on the $5.0 million note and the 813,273 shares issued to it upon conversion of that note, (2) the right to request that we file a shelf registration statement to cover those shares and (3) piggy-back registration rights with respect to those shares. These registration rights survive until the shares are sold under an effective registration statement, become freely transferable under the Securities Act, are transferred and are no longer restricted from sale without registration under the Securities Act or are no longer issued and outstanding. We did not grant any registration rights with respect to the 100,000 shares issued as penalty payments for our failure to redeem the 811,726 shares. If HealthPlan Holdings exercises a demand right, we are required not to effect any sales of securities similar to or convertible into our common stock during the 90 days prior to and the 120 days beginning on the effective date of the demand registration statement. In connection with the restructuring, pursuant to the stockholders agreement among us and our senior lenders, we agreed to register all shares with respect to which HealthPlan Holdings currently has registration rights and further agreed that we would not register any shares owned by HealthPlan Holdings that are not currently covered by registration rights. Upon fulfillment of the conditions to the repayment of our senior indebtedness, the provisions of the stockholders agreement applicable to the shares of our common stock owned by HealthPlan Holdings, as well as all other provisions of the stockholders agreement except those relating to the senior lenders’ piggy-back registration rights, will be terminated.

We have agreed to use $5.0 million from the proceeds from this offering to purchase from HealthPlan Holdings the 813,273 shares and to satisfy our obligations related to those shares, and they have agreed to surrender those shares to us upon the payment of $5.0 million. We have also agreed to register in this offering 939,452 of the shares currently owned by HealthPlan Holdings, which are the 811,726 shares issued in connection with the sale of HPS, the 100,000 shares issued as penalty payments for our failure to register the 811,726 shares and the 27,726 shares issued as interest payments. HealthPlan Holdings may elect to sell all or none of such shares in this offering. HealthPlan Holdings has agreed that, if it elects not to sell any of its shares in this offering, it will not sell any shares of our common stock during the 180 days following the closing of this offering. We have agreed that, after the expiration of this 180-day period, we will register any of the 939,452 shares being registered in this offering that remain unsold, as well as the additional 100,000 shares issued to HealthPlan Holdings as penalty payments for our failure to redeem the 811,726 shares, on a shelf registration statement. Any unsold shares will remain covered by the demand registration rights and piggy-back registration rights that we have granted with respect to those shares.

NEF

In March 2002, we issued 274,369 shares of our common stock to NEF as partial payment for the restructuring of an outstanding promissory note. We committed to register those shares expeditiously, agreeing to file a registration statement by May 27, 2002, to allow NEF to sell such shares to the public. In this offering, we are registering the 274,369 shares owned by NEF to satisfy our registration obligations with respect to those shares.

DRZ

In July 2001, certain accounts managed by DRZ purchased 553,500 shares of our common stock from us in private placement transactions. Under the stock purchase and registration rights agreement that we entered into with DRZ at that time, we were required to file, as soon as practicable following the issuance of those shares, a registration statement with the SEC to cover their resale. We included those shares on the registration statement that we filed on the August 1, 2001 that has not become effective. In addition, DRZ currently holds, for the benefit of its accounts, with respect to those shares, (1) two demand registration rights, (2) shelf registration rights and (3) piggy-back registration rights. DRZ, on behalf of its managed accounts, has agreed not to exercise its registration rights or otherwise sell any shares of our common stock during the 180 days following completion of this offering. We have agreed that, after the expiration of this 180-day period, we will register those shares on a shelf registration statement. Any unsold shares will remain covered by the demand and piggy-back registration rights that we have granted with respect to those shares.

Centra

On April 12, 2002, we issued convertible notes to Centra in the aggregate principal amount of $4.3 million, which accrue interest monthly at a compound rate of 12% per annum and mature on December 1, 2004, to replace notes in the aggregate principal amount of $4.0 million upon which we had defaulted as of December 31, 2001. The notes are immediately convertible into shares of our common stock at a price per share equal to the lesser of (a) $6.398 or (b) the average trading price of our common stock for the ten-day period immediately preceding notice of conversion. We also issued warrants to Centra to purchase 200,000 shares of our common stock, exercisable immediately at a price per share of $6.398. We have agreed to use $3.0 million of the proceeds of this offering to repay a portion of the total amount outstanding under the convertible notes, leaving a principal balance of $1.3 million, which Centra has agreed to convert into shares of our common stock based on the offering price to the public in this offering, net of underwriting discounts and commissions. Centra has agreed not to sell those shares during the 180 days following completion of this offering. We have agreed that, after the expiration of this 180-day period, we will register those shares on a shelf registration statement.

ADP

In December 1996, ADP purchased 1,320,000 shares of our common stock from Noel pursuant to a stock purchase agreement with Noel and us. ADP currently has piggy-back registration rights with respect to those shares in the event that we propose to register any of our securities under the Securities Act, whether for our own account or for the account of other stockholders, for sale in an underwritten offering. ADP has notified us of its intention not to sell any of these shares in this offering or on the shelf registration statement that will follow after the expiration of the 180-day period following the closing of this offering. Thereafter, the shares owned by ADP continue to be covered by the piggy-back registration rights that we have granted with respect to those shares.

Underwriter’s Warrants

In connection with this offering, we have agreed to issue warrants to purchase an aggregate of              shares of our common stock to Friedman, Billings, Ramsey & Co., Inc. upon the closing of this offering, which will be immediately exercisable. We have agreed to grant both demand and piggy-back registration rights to the holders of these warrants and the shares of common stock underlying these warrants.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have              shares of common stock outstanding, or              shares of common stock if the underwriters exercise their over-allotment option in full (assuming no exercise of outstanding options and warrants and warrants to be issued to Friedman, Billings, Ramsey & Co., Inc. upon consummation of this offering, none of the 1,650,000 shares of common stock to be issued to our senior lenders are repurchased, 813,273 shares are repurchased from HealthPlan Holdings in connection with the satisfaction of the $5.0 million convertible note and          shares are issued upon conversion of $1.3 million of the promissory notes held by Centra). All of the shares sold in this offering, including any shares sold to the underwriters upon exercise of their over-allotment option, and              of the presently outstanding shares of our common stock will be freely tradable without restriction or registration under the Securities Act unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining              outstanding shares of our common stock will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may be sold in the public market only if they are registered or qualify for an exemption from registration, such as the ones provided under Rule 144 or Rule 701 under the Securities Act, summarized below.

We are registering an aggregate of 1,363,821 shares for certain selling stockholders. To the extent any of those shares are not sold, they will be subject to registration rights. See “Description of Capital Stock – Registration Rights.”

Lock-Up Agreements.    Our directors, executive officers and their affiliates and certain other stockholders who hold an aggregate of              shares have agreed that for a period of 180 days after the date of this prospectus they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., offer, sell, contract to sell or otherwise dispose of any equity securities, or any securities exercisable for or convertible into such securities. Given these contractual restrictions, beginning 180 days after the date of this prospectus, the 1,038,452 shares of our common stock plus the shares to be issued to Centra upon conversion of $1.3 million of its notes, and              shares issuable upon the exercise of presently exercisable options and warrants would be available for sale in the public market subject to the limitations of Rule 144.

Following the lock-up period, we have agreed to register on a shelf registration statement with the SEC, 553,500 shares of common stock owned by DRZ, shares owned by our senior lenders, shares owned by Centra upon conversion of $1.3 million of its notes and any shares owned by HealthPlan Holdings for sale from time to time pursuant to such registration statement.

Rule 144.    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, approximately              shares immediately after this offering, or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

We have issued warrants for the purchase of up to 200,000 shares of our common stock to Centra, which are exercisable at a per share price of $6.398. While these shares are not covered by any registration rights, they will be eligible for future sale under Rule 144 or another applicable exemption from registration.

We have also agreed to issue warrants to purchase an aggregate of              shares of our common stock to Friedman, Billings, Ramsey & Co., Inc. upon the closing of this offering, which warrants will be immediately exercisable. We have agreed to grant both demand and piggy-back registration rights to the holders of these warrants (and the underlying shares of common stock).

For a description of the registration rights we have granted to various parties, see “Description of Capital Stock—Registration Rights.”

Stock Option Plans.     In addition, we have filed registration statements on Form S-8 under the Securities Act to register              shares of our common stock reserved for issuance under our Incentive Plan, our Directors Option Plan, our Stock Purchase Plan, our Employee Option Plan and our Directors Equity Plan. These registration statements became effective automatically upon filing and shares issued under these plans may be sold in the open market following expiration of the lock-up period described above, subject to, in the case of some holders, vesting restrictions imposed by us and the Rule 144 limitations applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders and Friedman, Billings, Ramsey & Co., Inc. (“FBR”), we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.

Total

We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional              shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered by this prospectus, other than the              shares subject to the over-allotment option, if any is purchased. We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $             per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $             per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

The following table provides information regarding the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares.

	No exercise of over-allotment option	Full exercise of over-allotment option
By us:
Per share	$	$
Total	$	$

By the selling stockholders:
Per share	$	$
Total	$	$

As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses incurred in connection with the offering. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

Our common stock is listed on the New York Stock Exchange under the symbol “PVC.”

We and our executive officers, directors and certain principal and selling stockholders will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 180 days from the effective date of this prospectus, subject to certain exceptions. FBR, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements.

The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

We have agreed to sell to FBR or its designees, for nominal consideration, warrants to purchase an aggregate of              shares of our common stock (the “FBR Warrants”). The shares of common stock subject to the FBR Warrants will be in all respects identical to the shares of common stock offered to the public by this prospectus. The FBR Warrants will be exercisable for a period of five years, commencing with the closing date of this offering, at a per share exercise price equal to the initial public offering price. Neither the FBR Warrants nor the underlying shares of common stock may be transferred, sold, assigned or hypothecated for a period of one year from the closing of the offering, except to officers or partners of FBR and members of the selling group and their officers or partners. Following such one-year period, the FBR Warrants and the underlying shares of common stock may be transferred, sold, assigned or hypothecated to FBR’s directors, officers and affiliates. We are also registering in this offering the shares of common stock issuable upon exercise of the FBR Warrants and have granted additional registration rights with respect to the FBR Warrants and the underlying shares of common stock. The FBR Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares of common stock that may be purchased upon the occurrence of certain events. The FBR Warrants may be exercised by paying the exercise price in cash, through surrender of share of common stock, through a reduction in the number of shares covered by such Warrants, or by using a combination of these methods. The holder of the FBR Warrants will have no voting, dividend or other rights as stockholders with respect to shares of common stock underlying the FBR Warrants until the FBR Warrants have been exercised.

For a period of three years following completion of the offering, we have engaged FBR as financial advisor, lead underwriter or agent in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture, other strategic transaction, public or private offering of equity or debt securities, other capital markets financing, sale or securitization of loans, warrant exercise program, self-tender offer or other similar transactions, for which they may receive customary compensation. For a period of two years following any termination of the offering prior to completion before April 8, 2003, we have agreed to pay FBR a fee for FBR’s services in the event that we complete a similar offering of our securities or engage in certain other transactions in lieu of this offering.

LEGAL MATTERS

For the purpose of this offering, our outside counsel, Fowler White Boggs Banker P.A., Tampa, Florida, is giving its opinion on the validity of the shares offered by us and the selling stockholders in this prospectus. Gibson, Dunn & Crutcher LLP, Washington, D.C., will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

PricewaterhouseCoopers LLP, independent certified public accountants, have audited our consolidated financial statements and schedules as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus, as set forth in their reports included herein. These consolidated financial statements and schedules are included in this prospectus in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules filed as a part of the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed as a part of the registration statement. This prospectus contains general information about contracts and documents that is not necessarily complete. Accordingly, where such contract or other document is an exhibit to the registration statement, in all cases you should rely on the provisions of such exhibit over different information in this prospectus. You may inspect the registration statement, including the exhibits we filed, without charge at the public reference facilities maintained by the SEC as set forth in the preceding paragraph. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
and Stockholders of
PlanVista Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of PlanVista Corporation and its subsidiaries (PlanVista or the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of PlanVista’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 2, the Company signed an agreement on April 12, 2002, with its lenders to restructure principally all of its outstanding debt, including the conversion of $29 million of debt into preferred stock. The new credit facility matures in two years and contains restrictive financial covenants relating the Company’s operations.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
April 15, 2002
Tampa, Florida

PLANVISTA CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$482	$395	$387
Accounts receivable, net of allowance for doubtful accounts of $3,300, $6,236, and $6,764	6,854	7,319	8,378
Prepaid expenses and other current assets	971	327	1,254
Refundable income taxes	2,251	608	1,300
Deferred taxes	3,523	—	—

Total current assets	14,081	8,649	11,319
Property and equipment, net	1,791	1,804	1,880
Other assets, net	1,870	267	946
Deferred taxes	25,895	—	—
Investments	2,411	—	—
Goodwill, net	30,783	29,405	29,405
Net noncurrent assets associated with discontinued operations	27,837	—	—

Total assets	$104,668	$40,125	$43,550

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,056	$3,308	$4,464
Accrued liabilities	13,165	12,934	13,403
Current portion of long-term debt	61,133	308	308
Net current liabilities associated with discontinued operations	43,586	—	—

Total current liabilities	118,940	16,550	18,175
Long-term debt and notes payable	4,905	75,778	74,748
Other long-term liabilities	1,163	1,087	1,066

Total liabilities	125,008	93,415	93,989

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 100,000,000 authorized, 15,205,984 and 15,445,880 shares issued at December 31, 2000 and 2001, respectively, and 15,824,426 shares issued at March 31, 2002	152	154	158
Additional paid-in capital	110,417	92,335	94,286
Treasury stock at cost, 1,519,400 and 13,597 shares at December 31, 2000 and 2001, and 1,942 shares at March 31, 2002	(30,006)	(265)	(38)
Accumulated deficit	(100,293)	(145,514)	(144,845)
Unrealized depreciation on investments available for sale, net of tax	(610)	—	—

Total stockholders’ equity (deficit)	(20,340)	(53,290)	(50,439)

Total liabilities and stockholders’ equity	$104,668	$40,125	$43,550

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except per share amounts)
	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Operating revenues	$18,691	$26,964	$32,918	$7,983	$7,949

Expenses:
Agent commissions	110	295	308	105	80
Personnel expenses	8,189	8,301	9,137	2,357	2,327
General and administrative expenses:
Network access fees	2,521	3,896	5,343	1,132	1,287
Bad debt expense	624	649	3,348	267	475
Other general and administrative	4,087	3,993	6,213	1,344	1,373
Loss on impairment of intangible assets	—	5,513	—	—	—
Other expenses (income)	—	1,120	(47)	285	—
(Gain) loss on sale of investments, net	(4,630)	(332)	2,503	—	—
Depreciation and amortization	1,927	1,683	1,845	489	112
Interest expense	7,737	10,489	12,098	1,891	2,558
Interest income	(373)	(252)	(128)	(74)	—
Equity in loss of joint ventures	208	—	—	—	—

Total expenses	20,400	35,355	40,620	7,796	8,212

(Loss) income before (benefit) provision for income taxes, minority interest, discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle	(1,709)	(8,391)	(7,702)	187	(263)
(Benefit) provision for income taxes	(718)	(3,263)	26,811	42	(932)

(Loss) income before minority interest, discontinued operations, loss on sale of assets, extraordinary loss and cumulative effect of change in accounting principle	(991)	(5,128)	(34,513)	145	669
Minority interest	50	—	—	—	—

(Loss) income before discontinued operations, loss on sale of assets, extraordinary loss and cumulative effect of change in accounting principle	(1,041)	(5,128)	(34,513)	145	669
Gain (loss) from discontinued operations, net of taxes	1,145	(58,804)	(555)	(728)	—
Loss on sale of discontinued operations, net of taxes	—	(39,333)	(10,077)	—	—
Extraordinary loss, net of taxes	—	(954)	—	—	—
Cumulative effect of change in accounting principle, net of taxes	—	(258)	(76)	(76)	—

Net income (loss)	$104	$(104,477)	$(45,221)	$(659)	$669

Basic income (loss) per share of common stock:
(Loss) income from continuing operations	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04
Income (loss) from discontinued operations	0.09	(4.30)	(0.04)	(0.05)	—
Loss from sale of discontinued operations	—	(2.88)	(0.70)	—	—
Extraordinary loss	—	(0.07)	—	—	—
Cumulative effect of change in accounting principle	—	(0.02)	—	(0.01)	—

Net income (loss)	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04

Basic weighted average number of shares outstanding	13,742	13,679	14,558	13,702	15,521

Diluted income (loss) per share of common stock:
(Loss) income from continuing operations	$(0.08)	$(0.37)	$(2.37)	$0.01	$0.04
Income (loss) from discontinued operations	0.09	(4.30)	(0.04)	(0.05)	—
Loss from sale of discontinued operations	—	(2.88)	(0.70)	—	—
Extraordinary loss	—	(0.07)	—	—	—
Cumulative effect of change in accounting principle	—	(0.02)	—	(0.01)	—

Net income (loss)	$0.01	$(7.64)	$(3.11)	$(0.05)	$0.04

Diluted weighted average number of shares outstanding	13,922	13,679	14,558	13,702	15,910

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
(in thousands except share amounts)

	Comprehensive Income	Voting Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Unrealized Appreciation on Investments Available for Sale	Total
Balance at December 31, 1998		$152	$109,887	$(28,088)	$9,736	$(35)	$91,652
Refund of overpayment in connection with stock option plan		—	(13)	—	—	—	(13)
Issuance of 16,143 shares in connection with the employee stock purchase plan		—	81	—	—	—	81
Cash dividends declared		—	—	—	(5,656)	—	(5,656)
Purchase of 242,700 treasury shares		—	—	(1,918)	—	—	(1,918)
Tax benefit on exercise of shares in connection with stock option plans		—	402	—	—	—	402
Net income	$104	—	—	—	104	—	104
Unrealized appreciation on investment available for sale	1,629	—	—	—	—	1,629	1,629

Comprehensive income	$1,733

Balance at December 31, 1999		152	110,357	(30,006)	4,184	1,594	86,281
Issuance of 1,718 shares in connection with the directors’ compensation plan		—	20	—	—	—	20
Issuance of 12,708 shares in connection with the employee stock purchase plan		—	37	—	—	—	37
Issuance of 1,100 shares in connection with stock option plans		—	3	—	—	—	3
Net loss	$(104,477)	—	—	—	(104,477)	—	(104,477)
Unrealized depreciation on investment available for sale	(2,204)	—	—	—	—	(2,204)	(2,204)

Comprehensive loss	$(106,681)

Balance at December 31, 2000		152	110,417	(30,006)	(100,293)	(610)	(20,340)
Issuance of 8,725 shares in connection with the directors’ compensation plan		—	57	—	—	—	57
Issuance of 2,051 shares in connection with the employee stock purchase plan		—	22	—	—	—	22
Issuance of 189,301 shares in connection with stock option plans		2	480	—	—	—	482
Issuance of 1,011,071 shares related to sale of businesses		—	(11,905)	19,205	—	—	7,300
Issuance of 553,500 shares in connection with lending activities		—	(6,736)	10,536	—	—	3,800
Net loss	$(45,221)	—	—	—	(45,221)	—	(45,221)
Unrealized depreciation on investment available for sale	610	—	—	—	—	610	610

Comprehensive loss	$(44,611)

Balance at December 31, 2001		154	92,335	(265)	(145,514)	—	(53,290)
Issuance of 26,395 shares in connection with stock option plan and employee stock purchase plan		—	25	—	—	—	25
Issuance of 89,381 shares to HealthPlan Holdings, Inc.		1	408	227	—	—	636
Issuance of 274,369 shares in settlement of subordinated notes and other obligations		3	1,518	—	—	—	1,521
Net income		—	—	—	669	—	669

Balance at March 31, 2002 (unaudited)		$158	$94,286	$(38)	$(144,845)	$—	$(50,439)

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	For the Year Ended December 31,			For the Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net (loss) income	$104	$(104,477)	$(45,221)	$(659)	$669
(Income) losses from discontinued operations	(1,145)	98,137	10,632	728	—
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	723	303	467	144	112
Amortization	1,388	1,380	1,378	345	—
Noncash interest expense	—	—	—	—	636
Loss on impairment of goodwill	—	5,513	—	—	—
(Gain) loss on sale of investments	(4,630)	(332)	2,503	—	—
Deferred taxes	(4,194)	(24,886)	29,418	476	—

Changes in assets and liabilities:
Net liabilities of discontinued operations	14,012	41,877	—	(5,201)	—
Restricted cash	(3)	3	—	—	—
Accounts receivable	819	(3,003)	(465)	94	(1,059)
Refundable income taxes	—	—	1,643	—	(692)
Prepaid expenses and other current assets	(658)	(241)	644	414	(927)
Other assets	(10,427)	(1,182)	1,603	(3,500)	(679)
Accounts payable	1,814	(2,379)	2,252	4,492	1,157
Accrued liabilities	14,384	(4,504)	(14,312)	2,687	989
Other long-term liabilities	4,123	(2,960)	(76)	(21)	(21)

Net cash provided by (used in) operating activities	16,310	3,249	(9,534)	(1)	185

Cash flows from investing activities:
Purchases of property and equipment	(7,996)	(4,789)	(480)	(366)	(188)
Cash paid for acquisitions, net of cash acquired	(8,674)	(3,054)	—	—	—
Proceeds from sale of business units	—	33,656	—	—	—
Proceeds from sale of investments	8,013	936	518	—	—
Purchases of investments	(919)	—	—	—	—
Receivable from sale of investment, net	(375)	—	—	—	—
Proceeds from notes receivable	3,498	—	—	—	—

Net cash (used in) provided by investing activities	(6,453)	26,749	38	(366)	(188)

Cash flows from financing activities:
Net (payments) borrowings under line of credit	(1,952)	(29,101)	6,143	(2,040)	(30)
Cash overdrafts	—	—	—	2,097	—
Net payments on other debt	—	(455)	(1,095)	—	—
Cash dividends paid	(7,566)	—	—	—	—
Repurchase of common stock	(1,918)	—	—	—	—
Proceeds from common stock issued	68	40	4,361	69	25

Net cash (used in) provided by financing activities	(11,148)	(29,516)	9,409	126	(5)

Net (decrease) increase in cash and cash equivalents	(1,291)	482	(87)	(241)	(8)
Cash and cash equivalents at beginning of period	1,291	—	482	482	395

Cash and cash equivalents at end of period	$—	$482	$395	$241	$387

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,140	$9,544	$4,550	$2,168	$372

Net cash paid (refunds received) for income taxes	$3,575	$(1,728)	$(2,607)	$136	$—

Supplemental noncash investing and financing activities:
Sale of business units:
Notes issued	$—	$—	$5,000	$—	$—

Common stock issued	$—	$—	$7,300	$—	$—

Common stock issued in connection with:
Settlement of $1.0 million of subordinated notes and $0.5 million of accrued interest	$—	$—	$—	$—	$1,521

Registration rights agreement	$—	$—	$—	$—	$636

The accompanying notes are an integral part of these consolidated financial statements.

PLANVISTA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.    DESCRIPTION OF BUSINESS

PlanVista Corporation, formerly known as HealthPlan Services Corporation (together with its wholly owned subsidiaries, “PlanVista”, “we” or “us”), is a leading provider of technology-enabled medical cost management solutions for the healthcare industry. We provide integrated national Preferred Provider Organization (sometimes called PPO) network access, electronic claims repricing, and claims and data management services to health care payers, such as self-insured employers, medical insurance carriers, third party administrators (sometimes called TPAs), health maintenance organizations (sometimes called HMOs), and other entities that pay claims on behalf of health plans, and health care services providers, including individual providers and provider networks.

2.    BANK RESTRUCTURE, REORGANIZATION, AND RELATED SUBSEQUENT EVENTS

In June 2000, PlanVista initiated a plan of reorganization designed to divest certain of its underperforming and non-growth businesses and to reduce and refinance its credit facility. Effective June 18, 2001, PlanVista sold the last of these non-strategic businesses (as further described below) and during 2001 pursued the restructuring of its remaining debt. The majority of this debt matured on August 31, 2001, at which time we defaulted on the maturity payment. Effective September 1, 2001 we entered into a Forbearance Agreement, as amended (“Forbearance Agreement”), with our lending group that gave us until March 29, 2002 to repay or restructure this debt. On April 12, 2002, we completed the restructuring of our debt, whereby we restructured approximately $69.0 million of outstanding indebtedness to our lenders, including outstanding principal and accrued and unpaid interest and bank fees. This indebtedness was restructured with our current lenders whereby we entered into a $40.0 million term loan with an annual interest rate of prime plus 1.0% and issued $29.0 million of convertible preferred stock and an additional promissory note in the amount of $184,872.

The term loan agreement contains certain financial covenants including minimum monthly EBITDA levels (defined as earnings before interest, taxes, depreciation and amortization, and adjusted for non-cash items deducted in calculating net income and severance, if any, paid to certain officers of PlanVista), maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio that is based primarily on our operating cash flows, and maximum quarterly and annual extraordinary expenses (excluding certain pending and threatened litigation, indemnification agreements and certain other matters as defined in the term loan agreement). The Series C convertible preferred stock accrues dividends at 10% per annum during the first 12 months from issuance and at a rate of 12% per annum thereafter. Dividends are payable quarterly in additional shares of Series C convertible preferred stock or, at our option, in cash. At any time after 18 months from the date of issuance, the Series C convertible preferred stock may be converted into shares of our common stock at an amount determined by formula to equal 51% of the outstanding shares of our common stock. In addition, the Series C preferred Stockholders are entitled to elect three members to our board of directors. The certificate of Designation for the Series C convertible preferred stock also contains provisions that permit the Series C convertible preferred stockholders to immediately elect one additional member to our board of directors to replace one of the board members elected by our common stockholders if we fail to achieve certain minimum cash levels as defined under the certificate of designation or if we fail to make our required principal and interest payments in accordance with the terms of the Agreement, or fail to redeem the Series C convertible preferred stock by the 18 month anniversary of the issue date. The issuance of the Series C convertible preferred stock was not submitted for stockholder approval in reliance on an applicable exception to the shareholder approval policy of the New York Stock Exchange. Stockholders were notified prior to the closing of the transaction of our reliance on such exception. In connection with the issuance of the Series C convertible preferred stock, the Senior Lenders entered into a Stockholders Agreement with us which provides, among other things, for registration rights in connection with the sale of any shares of common stock which are issued upon conversion of the Series C convertible preferred stock. The registration rights include demand and incidental registration rights. In addition, as described below, $5.0 million of subordinated debt was converted to common stock, we extended the maturity date of $4.0 million of subordinated debt by over two years, and approximately $2.5 million of obligations was converted to $1.5 million of common stock and a $950,000 credit for in-kind services (see Note 10).

Prior to June 18, 2001, we maintained two operating units, one of which was our PlanVista Solutions segment that included PlanVista’s MGU business. The other unit was our TPA segment, which was operated primarily through our HealthPlan Services, Inc. (“HPS”), American Benefit Plan Administrators, Inc. (“ABPA”), and Southern Nevada Administrators, Inc. (“SNA”) subsidiaries, provided marketing, distribution, administration, and technology platform services for health care plans and other benefit programs. PlanVista functions solely as a service provider generating fee-based income and does not assume any underwriting risk.

On June 18, 2001, we completed the sale of our TPA and managing general underwriter business units to HealthPlan Holdings. The TPA business includes the Small Group Business operations and its associated data processing facilities based in Tampa, Florida, as well as the Taft-Hartley businesses that operate under the names ABPA and SNA, based in El Monte, California and Las Vegas, Nevada, respectively. The MGU business is the Philadelphia based Montgomery Management Corporation. The accompanying financial statements have been restated to reflect the operations of the business units described above as discontinued.

In connection with this non-cash transaction, HealthPlan Holdings assumed approximately $40 million in working capital deficit of the acquired businesses, $5 million of which was offset by a long-term convertible subordinated note that was converted to common stock on April 12, 2002 in connection with the restructuring of our credit facilities as described above. In addition, at the closing of the sale to HealthPlan Holdings, we issued 709,757 shares of our common stock to offset an additional $5 million of the assumed deficit. An additional 101,969 shares were issued as penalty shares pursuant to the terms of a letter agreement relating to certain post closing disputes. The purchase agreement contains customary representations, warranties, and cross indemnity provisions.

In connection with the issuance of these shares, we entered into a Registration Rights Agreement in favor of HealthPlan Holdings for the registration of such shares and any shares issuable under the terms of the note. Because the registration statement we filed with the Securities and Exchange Commission covering such shares has not been declared effective, pursuant to the terms of the Registration Rights Agreement, HealthPlan Holdings had the right to redeem for cash a number of the shares covered by such registration statement equal to one hundred thousand dollars ($100,000) divided by the average closing price of our common stock on the New York Stock Exchange during the ten (10) trading days immediately preceding the last trading day prior to October 1, 2001. Pursuant to the Registration Rights Agreement, HealthPlan Holdings made demand for redemption after we failed to get the required registration statement effective. We, however, are not permitted to redeem the shares at this time under the terms of the Credit Agreement with our lenders. As a result, under the terms of the Registration Rights Agreement, we were required to issue 100,000 shares of our common stock, 98,345 of which was issued in 2001, and the remainder was issued on January 2, 2002, the value of which was charged to loss on sale of discontinued operations. Such issuances were in lieu of HealthPlan Holdings’ right to redemption. In addition to these issuances, if the shares were not registered pursuant to an effective registration statement by December 31, 2001, then upon such date and each fifteenth day thereafter until such shares become registered, we are required to deliver to HealthPlan Holdings 10,000 shares of our common stock according to the terms of the Registration Rights Agreement. The limit on these additional shares is 100,000 and, as of May 15, 2002, we had issued 100,000 shares of common stock as such additional penalty shares, the value of which is reflected as interest expense.

We are currently in discussions with HealthPlan Holdings to finalize any purchase price adjustments associated with this sale. These adjustments relate primarily to the amount of accrued liabilities and trade accounts receivable reserves, and the classification of investments at the transaction date. HealthPlan Holdings believes it is due approximately $1.7 million from us related to this transaction, while we believe we are due approximately $4.5 million from HealthPlan Holdings (which would be partially offset against other post-closing payments we have agreed to pay, subject to certain limitations). In the event we are unable to resolve these matters directly with HealthPlan Holdings, we will seek to resolve them through binding arbitration as provided for in the purchase agreement. We believe the resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows.

Also, as part of the transaction noted above, we are leasing office space from HealthPlan Holdings for our former Tampa headquarters. This lease expires in June 2002.

We believe that all consolidated operating and financing obligations for the next twelve months will be met from internally generated cash flow from operations and available cash. Based on available information, management believes it will be able to maintain compliance with the terms of its restructured credit facility, including the financial covenants for the foreseeable future. Our ability to fund our operations, make scheduled payments of interest and principal on our indebtedness, and maintain compliance with the terms of our restructured credit facility, including our financial covenants, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. If we are unable to generate sufficient cash flows from operations to meet our financial obligations and achieve the restrictive debt covenants as required under the restructured credit facility, there may be a material adverse effect on our business, financial condition and results of operations, and a significant adverse effect on the market value of our common stock. Management is continuing to explore alternatives to reduce its obligations, recapitalize PlanVista, and provide additional liquidity. There can be no assurances that we will be successful in these endeavors.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

PlanVista Corporation prepares its consolidated financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of presentation

The consolidated financial statements include the accounts of PlanVista Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The interim consolidated financial statements are presented in accordance with the requirements of Form 10-Q and consequently may not include all disclosures normally required by generally accepted accounting principles or those normally made in our annual report on Form 10-K. The interim consolidated financial statements are unaudited and should be read in connection with the audited consolidated financial statements and notes thereto.

Revenue recognition

We earn revenues in the form of fees generated from the repricing of medical claims. We generally enter into agreements with our health benefit payers payer clients that require them to pay a percentage of the cost savings realized from PlanVista’s network discounts with participating providers. These agreements are generally terminable upon 90 days notice. During the year ended December 31, 2001 and the three months ended

March 2002, three clients and their affiliates accounted for an aggregate of 24.6% and 19.5%, respectively, of our net revenues. The loss of any of these client groups could have a material adverse effect on our financial results. In the year ended December 31, 2001 and the three months ended March 31, 2002 over 92% and 88%, respectively, of our revenues were generated from percentage of savings contracts with our customers. Revenues from percentage of savings contract are recognized when claims processing and administrative services have been performed. Revenues from customers with certain contingent contractual rights and revenues based on a percentage of collected cash are not recognized until the corresponding cash is collected. The remainder of our revenues is generated from customers that pay us a monthly fee based on eligible employees enrolled in a benefit plan covered by our health benefits payers clients. Revenues under such agreements are recognized based when the services are provided.

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments that have original maturities of three months or less.

Accounts receivable

We generate our revenue and related accounts receivable from services provided to healthcare payers, such as self-insured employers, medical insurance carriers, HMOs, TPAs and other entities that pay claims on behalf of health plans, and participating health care services providers which include individual providers and provider networks.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of prepaid insurance, postage, repair and maintenance contracts and debt restructuring costs.

Impairment of long-lived assets

The excess of cost over the fair value of net assets acquired is recorded as goodwill and amortized on a straight-line basis over 25 years.

We evaluate the carrying value of our goodwill for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we then prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as, for example, future booking volume levels, price levels, commission rates, rates of growth in our online booking businesses and rates of increase in operating expenses. If our projection of future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded.

The amount of the impairment charge is determined by discounting the projected net cash flows. In 2000, PlanVista recorded a $5.5 million impairment of goodwill.

Through the end of 2001, we evaluated goodwill for impairment based on undiscounted projected future cash flows. If the carrying value of the goodwill is less than the undiscounted projected future cash flows, no impairment would be recognized.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement apply to goodwill and intangible assets acquired prior to June 30, 2001. These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. An initial impairment test must be performed in 2002 as of January 1, 2002.

Property and equipment

Property and equipment is stated at cost. Costs of the assets acquired have been recorded at their respective fair values at the date of acquisition. Expenditures for maintenance and repairs and research and development costs are expensed as incurred. Major improvements that increase the estimated useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the following estimated useful lives the related assets:

Years
Furniture and fixtures	3-10
Computers and equipment	2-5
Computer software	3 or expected life
Leasehold improvements	Lease term

Stock-based compensation

PlanVista applies the intrinsic value method currently prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”) and discloses the pro forma effects of the fair value based method, as prescribed by Statement of Financial Accounting Standards No. 123.

Income taxes

We recognize deferred assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Effective January 1, 2002, a new federal law was enacted allowing corporations to increase the period for which they may obtain refunds on past income taxes paid due to net operating losses (“NOL”). The prior law allowed companies to use their NOLs back to the preceding three fiscal years while the new law allows companies to use their NOLs to the preceding five fiscal years. Consequently, we recognized $0.9 million in income tax benefits in 2002 for refundable income taxes.

Earnings per share

Basic earnings per share is calculated by dividing the income or loss available to common stockholders by the weighted average number of shares outstanding for the period, without consideration for common stock equivalents. The calculation of diluted earnings per share reflects the effect of outstanding options and warrants using the treasury stock method, unless antidilutive.

Estimated fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated statements of financial condition.

Management estimates that the aggregate net fair value of other financial instruments recognized on the consolidated statements of financial condition (including cash and cash equivalents, receivables and payables and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Derivative financial instruments

During 2001, PlanVista used derivative financial instruments including interest rate swaps principally in the management of its interest rate exposures. Amounts to be paid or received under interest rate swap agreements were accrued as interest rates change and were recognized over the life of the swap agreements as an adjustment to interest expense.

We managed interest rate risk on our variable rate debt by using interest rate swap agreements. The agreements, which expired in September 2001 and December 2001, effectively converted $40.0 million of variable rate debt under the Credit Agreement to fixed rate debt at a weighted average rate of 6.18%.

On June 15, 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” PlanVista adopted SFAS 133 in the first quarter of 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. During the twelve months ended December 31, 2001 and the three months ended March 31, 2001, PlanVista recorded a $76,000 pretax change in the market value of the interest rate swaps from December 31, 2000. We also recorded a $76,000 expense, net of taxes, as a cumulative effect of change in accounting principle representing the fair value of the interest rate swaps at January 1, 2001.

New accounting pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our financial position, results of operations or liquidity.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 is required to be adopted on January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on our financial position, results of operations, or liquidity.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of the standard will have no impact on us.

Reclassifications

On June 18, 2001, PlanVista sold its TPA and MGU business units. PlanVista has reclassified these business units as discontinued operations in the accompanying consolidated financial statements.

4.    SALE OF ASSETS AND DISCONTINUED OPERATIONS

On June 18, 2001, PlanVista completed the sale of its TPA and MGU business units to HPHI. The TPA business included the small group business operations and its associated data processing facilities located in Tampa, FL, as well as the Taft-Hartley businesses that operated under the name ABPA and SNA, based in EL Monte, CA and Las Vegas, NV, respectively. The MGU business is the Philadelphia based Montgomery Management Corporation. As a result of the transaction, PlanVista recognized a pretax loss of $9.3 million. The accompanying consolidated financial statements have been restated to reflect the business units sold as discontinued operations.

In 2000, we recorded an $80.3 million impairment of goodwill and contract rights related to its TPA segment and MGU business.

On October 26, 2000, PlanVista sold its self-funded business unit for approximately $13.6 million, consisting of $12.1 million cash and the assumption of additional current liabilities in the amount of $1.5 million. The unit was headquartered in Columbus, Ohio and operated primarily under the names Harrington Benefit Services and CENTRA HealthPlan. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $8.7 million. As a result of the transaction, PlanVista recognized a pretax loss of $52.5 million. PlanVista settled contingencies during the fourth quarter of 2000 and recorded an additional loss of $4.8 million. PlanVista does not believe that there are any additional material contingencies.

On September 15, 2000, PlanVista sold its Ohio workers’ compensation managed care organization unit for approximately $3.5 million cash. The unit was part of PlanVista’s acquisition of Columbus, Ohio-based Harrington Services Corporation in 1996. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $2.8 million. As a result of the transaction, PlanVista recognized a pretax gain of $3.2 million.

On July 5, 2000, PlanVista sold its unemployment compensation and its workers’ compensation units for approximately $19.1 million cash. PlanVista’s unemployment compensation business operated under the name R.E. Harrington, and its workers’ compensation unit conducted business as Harrington Benefit Services Workers’ Compensation Division. Both units were part of PlanVista’s acquisition of Columbus, Ohio-based Harrington Services Corporation in 1996. PlanVista used the net cash proceeds from the sale to reduce its bank debt by $18.0 million. As a result of the transaction, PlanVista recognized a pretax gain of $7.3 million.

On April 14, 2000, PlanVista agreed to terminate its merger agreement with UICI. As a result, it expensed $1.1 million of costs including legal, financial advisory and other fees, associated with this transaction in the second quarter 2000.

Summarized financial position and operating results of the discontinued business units for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 are as follows:

	Year Ended December 31,			Three Months Ended March 31, 2001
	1999	2000	2001
				(unaudited)
Net revenues	$202,919	$157,867	$36,427	$20,452

Income (loss) from discontinued operations before income tax (benefit) expense	$4,006	$(82,586)	$(509)	$(1,129)
Income tax (expense) benefit	(2,861)	23,782	(46)	401

Income (loss) from discontinued operations	$1,145	$(58,804)	$(555)	$(728)

Loss on sale of discontinued operations before income tax expense	$—	$(42,741)	$(9,288)	$—
Income tax benefit (expense)	—	3,408	(789)	—

Loss on sale of discontinued operations	$—	$(39,333)	$(10,077)	$—

As of December 31, 2000
Net assets associated with discontinued operations:
Property and equipment, net	$11,038
Other assets	2,345
Intangible assets, net of amortization of $3,238	14,989
Other long-term liabilities	(1,273)

Net noncurrent assets associated with discontinued operations	$27,837

Net current liabilities associated with discontinued operations:
Accounts receivable, net of allowance of doubtful accounts of $2,623	$7,817
Prepaid expenses	1,972
Accounts payable	(1,214)
Premiums payable to carriers	(43,519)
Commissions payable	(3,124)
Deferred revenue	(744)
Accrued liabilities	(4,774)

Net current liabilities associated with discontinued operations	$(43,586)

5.    CONCENTRATION OF CUSTOMERS

PlanVista is a party to a variety of contracts to provide claims repricing and other value added services. For the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002, Plan Vista’s three largest customers accounted for approximately 29.1%, 33.0%, 24.6%, 26.2% and 19.5%, respectively, of total revenues.

6.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Furniture and fixtures	$514	$603	$603
Computers and equipment	1,164	1,039	1,089
Computer software	1,113	1,628	1,766

	2,791	3,270	3,458
Less accumulated depreciation	(1,000)	(1,466)	(1,578)

	$1,791	$1,804	$1,880

PlanVista capitalizes purchased software which is ready for service and software development costs incurred from the time technological feasibility of the software is established until the software is ready for use. Costs associated with the Year 2000 compliance (not associated with other software modifications), and other computer software maintenance costs related to software development were expensed as incurred. Software development costs and costs of purchased software are amortized using the straight-line method over a maximum of three years or the expected life of the product.

PlanVista regularly reviews the carrying value of capitalized software assets, and a loss is recognized when the net realizable value falls below the unamortized cost. In the fourth quarter of 2000, PlanVista wrote off $7.7 million of internally developed software connected with PlanVista’s TPA segment that was previously capitalized. The charge related to client server technology and other functionality that was programmed for former customers. PlanVista decided to abandon the client server technology and no longer provides administration that formed the basis of other programming.

7.    INVESTMENTS

On January 29, 2001, HealthAxis, Inc. and HealthAxis.com, Inc. announced a merger of the two companies effective January 26, 2001. PlanVista owned 1,367,787 shares of the combined companies. In April 2001, PlanVista sold all of its shares of HealthAxis, Inc. stock and realized a net pretax loss on the sale of approximately $2.5 million.

During 2000, PlanVista sold its remaining shares of Caredata.com and recorded a pre-tax gain on sale of approximately $0.3 million.

8.    GOODWILL

On April 1, 2001, PlanVista entered into a definitive agreement to sell its TPA and MGU business units. Based upon the consideration PlanVista expected to receive at closing, PlanVista’s goodwill and contract rights related to the business units sold became impaired and PlanVista recorded an $80.3 million charge for the impairment of intangible assets for the year ended December 31, 2000. This charge included $4.1 million of goodwill related to the 1998 acquisition of Montgomery Management Corporation, $49.0 million of goodwill related to the 1996 acquisition of Consolidated Group, Inc., $21.1 million of goodwill related to the 1996 acquisition of American Benefit Plan Administrators, Inc. which was a part of PlanVista’s acquisition of Harrington Services Corporation, $5.5 million of goodwill related to the 1994 acquisition of HealthPlan Services, Inc. from the Dun and Bradstreet Corporation, and $0.6 million of contract rights related to the purchase of contract rights related to blocks of business purchased for the small group business unit.

Goodwill resulting from the excess of cost over the fair value of the respective net assets acquired was as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Goodwill	$34,021	$34,021	$34,021
Less accumulated amortization	(3,238)	(4,616)	(4,616)

	$30,783	$29,405	$29,405

Amortization expense was $1.4 million in each of the years ended December 31, 1999, 2000 and 2001. We adopted SFAS No. 142 beginning January 1, 2002, which resulted in lower amortization expense in the quarter ended March 31, 2002 over the same period in the prior year. If amortization expense had not been incurred in the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001, the effect would have been to decrease the loss by $1.4 million, $1.4 million, $1.4 million and $0.3 million respectively, and would have resulted in a decrease in diluted loss per share of $0.10, $0.10, $0.10 and $0.03, respectively.

9.    ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Accrued interest and fees	$148	$6,115	$7,179
Accrued compensation and benefits	1,022	1,138	1,238
Accrued divestiture reserves	2,750	1,918	1,535
Accrued legal and related reserves	3,928	2,037	2,001
Accrued restructuring costs	1,594	467	364
Other	3,723	1,259	1,086

	$13,165	$12,934	$13,403

Accrued restructuring costs consist primarily of accrued severance and related costs and accrued office closures costs. We established restructuring charges of $2.2 million and $0.5 million in the years ended 2000 and 2001, respectively. We paid $1.1 million, $0.6 million and $0.1 million of such restructuring charges during the years ended December 31, 2000 and 2001 and the three months ended March 31, 2002, respectively. No restructuring costs were incurred in the three months ended March 31, 2001.

10.    NOTES PAYABLE AND CREDIT FACILITIES

As part of our business strategy, we have been pursuing the restructure of our credit facility. As of December 31, 2001 and March 31, 2002, we had debt outstanding to our lenders totaling approximately $64.7 million and accrued and unpaid interest and fees totaling approximately $4.2 million. On April 12, 2002 (the “Effective Date”), we closed a transaction for the restructure and refinancing of our existing bank debt. Under the terms of the restructuring, in exchange for the outstanding principal, accrued and unpaid interest and fees due to our lenders, we entered into a $40.0 million term loan that accrues interest at prime plus 1.0% with interest payments due monthly. Quarterly principal payments of $50,000 are due beginning June 30, 2002 and the term loan is due in full on May 31, 2004. The term loan is collateralized by substantially all of our assets. The restructured credit facility does not include a line of credit or the ability to borrow additional funds. The remainder of the amounts due to the lenders was exchanged for approximately $29.0 million of our Series C

Convertible preferred stock and an additional promissory note in the amount of $184,872. The terms of the
Series C Convertible preferred stock are disclosed in Note 2. As described in Note 2, the restructured credit facility contains certain financial covenants including minimum monthly EBITDA levels, maximum quarterly and annual capital expenditures, a minimum quarterly fixed charge ratio, and maximum quarterly and annual extraordinary expenses (as defined in the Agreement). As a result of the restructuring, the amounts due to the lenders as of March 31, 2002 and December 31, 2001 are classified as long-term debt in the accompanying consolidated financial statements.

The accounting treatment for the restructured credit facility will follow the requirements of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), which requires that a comparison be made between the future cash outflows associated with the restructured facility (including principal, interest, and related costs), and the carrying value related to the previous credit facility. The carrying value of the restructured credit facility would be the same as the carrying value of the previous obligations, less the fair value of the preferred stock or common stock warrants issued. We are currently in the process of obtaining an appraisal to determine the fair value of the stock and warrants issued, which will then establish the carrying value for the restructured facility. In the future, interest expense associated with the restructured credit facility will be calculated using the effective interest method, which is expected to be less than the stated interest rates on the restructured credit facility. We do not anticipate recognizing a gain or loss for accounting purposes in connection with the debt restructuring. However, we do anticipate recording a charge for various investment advisory and legal fees incurred in connection with the arrangement of the credit facility.

In connection with the closing of the transactions contemplated by the restructuring, we entered into a letter agreement with the lenders and Wachovia Bank, National Association, as administrative agent for the lenders, and for the holders of the Series C convertible preferred stock, pursuant to which the lenders, in their capacity as such and as holders of the Series C convertible preferred stock, granted to us an option, exercisable for 120 days following the closing of the restructure transaction, to consider the entire indebtedness under the credit facility paid in full and to redeem the Series C convertible preferred stock in exchange for the following consideration: (1) payment of $40.0 million plus accrued and unpaid interest under the credit facility; (2) payment of the outstanding principal balance plus accrued interest under the additional note in the principal amount of $184,872; (3) payment of outstanding fees and expenses of lenders’ counsel and consultants incurred in connection with the restructured credit agreements and prior credit agreements; (4) the issuance of an additional 1,650,000 shares of our common stock; and (5) replacement, substitution or cash collateralization of the letters of credit provided for under the credit facility. At this time we do not have any commitments for the funds necessary to exercise the option.

In the event we exercise our rights under the letter agreement with the lenders, we would reflect the retirement of its Series C convertible preferred stock (at the value determined by valuation described above) and the issuance of common stock at fair value on the date of issue. The excess of the carrying value of the Series C convertible preferred stock over the value of the common stock would be reflected as an adjustment of our additional paid-in capital account. If the carrying value of the Series C convertible preferred stock is not in excess of the value of the common stock, the excess would be treated as additional preferred stock dividends.

We have substantial net operating loss carryforwards for federal income tax purposes. Under Section 382 of the Internal Revenue Code, utilization of the net operating losses may be limited if certain substantial changes in ownership occur. We are currently in the process of determining whether a change in ownership occurred as a result of the debt restructuring. Additionally, future transactions could potentially cause a change in ownership.

Prior to us entering into the restructured credit agreement, we operated under a Forbearance Agreement, as amended (the “Forbearance Agreement”), with its lending group. The Forbearance Agreement extended the terms and conditions of the June 8, 2000, Second Amended and Restated Credit Agreement (the “Prior Credit Agreement”), which matured on August 31, 2001. Under the terms of the Forbearance Agreement, as amended, which became effective on September 1, 2001, we had until March 29, 2002 to repay the amounts due under the

Prior Credit Agreement or to restructure the credit facility. During the term of the Forbearance Agreement interest accrued at an annual interest rate equal to prime plus 6.0%. Interest was payable monthly at prime plus 1.0% per annum. The difference between the accrual rate of interest and the rate paid was due at the termination of the Forbearance Agreement and was rolled into the amount restructured. In addition, we were required to repay accrued and unpaid interest as of August 31, 2001 (totaling approximately $1.0 million) and were required to achieve minimum cash collection levels and maximum cash disbursements as defined in the Forbearance Agreement. We were in compliance with the terms of the Forbearance Agreement, as amended.

The Prior Credit Agreement originally provided for a $73.8 million term loan facility, a $25.0 million revolving credit facility, and a letter of credit facility of up to $16.0 million available for current letters of credit. Under the term loan facility, a payment of $250,000 was required at closing and monthly for a two-month period commencing May 31, 2000. Repayments of $500,000 were required each month thereafter with additional repayments of $15.0 million on January 31 and July 31, 2001, and a final payment on August 31, 2001. Interest rates vary from the higher of (a) the Prime Rate or (b) the Federal Funds rate plus  1/2 of 1%, plus a margin of 1.5% to 3%. The Prior Credit Agreement required an initial payment of 1.0% of the maximum amount of the facility, plus certain administrative fees and an annual commitment fee of .25% for letters of credit and unused commitments. PlanVista capitalized approximately $1.4 million of bank fees related to the Prior Credit Agreement. Under the loan terms, PlanVista must maintain certain financial covenants for revenue and EBITDA as defined in the Prior Credit Agreement. PlanVista is also restricted in capital expenditures and is subject to repayment with proceeds of certain future activities such as sale of certain assets and public offerings. As of December 31, 2001, the balance outstanding under the Prior Credit Agreement was $64.7 million plus accrued and unpaid interest and fees of $4.5 million. During 2001, PlanVista paid interest of $3.7 million and principal of $2.0 million on the Prior Credit Agreement. On June 29, 2000, September 12, 2000, September 29, 2000, October 19, 2000, and December 8, 2000, PlanVista signed Limited Waivers and Consents related to the disposition of assets and certain payment and other covenant requirements.

As of March 29, 2001, PlanVista signed a First Amendment and Limited Waiver and Consent (“the First Amendment”) to the Prior Credit Agreement. The First Amendment became effective upon the satisfaction of certain conditions, including the written confirmation from one of PlanVista’s small group carriers in support of the sale of our TPA and MGU businesses. PlanVista obtained this written confirmation prior to the closing of such sale. Under the terms of the First Amendment, the commitment of banks which are signers to the Prior Credit Agreement (“the Bank Group”) on the revolving credit facility was frozen at the $14.9 million outstanding balance upon the signing of the First Amendment. The repayments of $500,000 due on March 31, 2001 and April 30, 2001 were waived and certain other repayments which had been previously deferred were waived. In addition a repayment of $1.5 million was due and paid in April 2001, the monthly repayment was increased from $500,000 to $750,000 beginning on May 31, 2001, and the unpaid additional payment of $4.5 million due on July 31, 2001 was waived to the maturity date.

The First Amendment required certain prepayments upon the receipt of tax refunds, debt refinancing proceeds or the proceeds of new equity issuances and also revises various other provisions relating to covenants and defined defaults. Additionally, the First Amendment required PlanVista to retain the services of an investment banker by April 30, 2001 to assist PlanVista with refinancing, and the First Amendment also required that in the event the TPA business was not sold or otherwise disposed of before May 30, 2001, PlanVista was to prepare and submit by June 6, 2001 for approval of the Lenders a detailed plan for the alternate disposition of such business. These businesses were sold effective June 18, 2001.

As of April 13, 2001, PlanVista signed a Second Amendment and Limited Waiver and Consent (“the Second Amendment”), which removed from the Prior Credit Agreement certain requirements that could have affected PlanVista’s ability to draw on the revolving credit facility at the level to which it was frozen in the First Amendment. The Second Amendment became effective concurrently with the First Amendment.

In June 2001, Ronald Davi, former principal of NPPN prior to its acquisition by us, drew in full on a letter of credit in his favor in the amount of $2.0 million. Such amount is included in the obligations owed to our lending group at December 31, 2001.

On July 2, 2001, we executed the Third Amendment and Limited Waiver to the Prior Credit Agreement (the “Third Amendment”) with our bank group and certain other parties. The Third Amendment provided for, among other things, (a) permission for us to issue common stock to the DePrince, Race & Zollo, Inc. for $3.8 million, (b) permission for us to use those funds to satisfy certain post-closing obligations to HealthPlan Holdings in connection with the sale of the TPA and MGU Businesses, (c) the postponement of certain scheduled payments of principal until August 31, 2001, (d) a 100 basis point increase in the interest rate, and (e) the delivery of 74,998 shares of common stock to the bank group in consideration for their consent to the Third Amendment.

In connection with the sale of the TPA and managing general underwriter business units and the assumption by HealthPlan Holdings, Inc., of certain liabilities associated therewith (the “Transaction”), the New England Life Insurance Co. drew in full on a letter of credit in its favor in the amount of $6,000,000. Under the terms of the Prior Credit Agreement, any payment under the letter of credit which is not promptly reimbursed to the lenders by us upon notice of such draw constitutes a payment default. The lenders indefinitely waived this payment default pursuant to the terms of a Limited Waiver and Extension dated as of June 15, 2001, which also waived certain additional terms of the Prior Credit Agreement in order to permit certain terms of the Transaction which were not part of the original Stock Purchase Agreement of April 1, 2001 but were rather added through the First Amendment to Stock Purchase Agreement (the “First Amendment”), dated June 18, 2001.

As of December 31, 2001 and March 31, 2002, respectively, PlanVista had additional notes totaling approximately $11.0 million and $10.0 million, respectively, related to a 1993 acquisition, a 1998 acquisition, and equipment purchases, and related to the HealthPlan Holdings transaction. As described in Note 2, of this $11.0 million in notes, a $5.0 million note related to the HealthPlan Holdings transaction converted to 813,273 shares of our common stock upon the Effective Date. The number of shares of common stock issued in satisfaction of this note was based on the average closing price of our common stock for the 10 days immediately prior to the conversion. Also, $4.0 million of notes payable to CENTRA Benefits, Inc. (“Centra”) originally delivered in connection with the 1998 acquisition was restructured so that amended and restated notes totaling $4.3 million (representing the principal under the original notes plus accrued unpaid interest) were issued to Centra under terms including interest at 12% (payable in additional shares of our stock, except under specified circumstances) and a maturity date of December 1, 2004. In connection with the restructuring of the Centra notes, we also issued to Centra warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $0.25 over the market price of the stock on the date of our issuance of the restructured notes (based on the average trading price during the ten trading days preceding such note restructure), subject to reduction to a price equal to the conversion price of the Series C convertible preferred stock upon the happening of certain events.

As a part of the sale of HPHI, we settled certain obligations with one of its large carriers by issuing a promissory note. As of the restructuring of our credit facility, the amount owed on this note was approximately $1.0 million plus $1.5 million of other obligations. On March 27, 2002, we retired this note by issuing approximately 274,369 shares of our common stock, based on the closing price of our common stock one day immediately prior to the retirement date of this note, and by issuing a credit for $950,000 payable with in-kind claims repricing services.

On April 12, 2002, we extended the maturity date of notes totaling $500,000 due to two members of our board of directors to December 1, 2004. These notes bear interest which accrues at prime plus 4% per annum, but payment of interest is subordinated and deferred until all senior obligations are paid.

The balances outstanding on the above debt instruments are as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Line of Credit	$60,899	$64,681	$64,681
CAL/GROUP Note	944	848	848
Sun Capital Note	—	5,000	5,000
PlanVista Equipment Notes	195	57	27
Centra Note	4,000	4,000	4,000
NEF Note	—	1,000	—
Board of Directors Notes	—	500	500

	66,038	76,086	75,056
Less current portion	(61,133)	(308)	(308)

Long-term debt	$4,905	$75,778	$74,748

The future minimum principal payments for all notes as of December 31, 2001 reflects the refinancing on April 12, 2002, and are as follows (in thousands):

2002	$308
2003	313
2004	68,957
2005	132
2006	150
Thereafter	6,226

$76,086

11.    EMPLOYEE BENEFIT PLANS

Defined contribution plan

PlanVista has a defined contribution employee benefit plan established pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. PlanVista matches one-third of employee contributions limited to 6% of the employee’s salary. Under the provisions of the plan, participants’ rights to employer contributions vest 40% after completion of three years of qualified service and increase by 20% for each additional year of qualified service completed thereafter. Expense in connection with this plan for the years ended December 31, 1999, 2000, and 2001 was approximately $0.7 million, $0.7 million and $0.2 million, respectively, and for the three months ended March 31, 2001 and 2002 was de minimus.

Post-retirement benefit plan

PlanVista provides medical and term life insurance benefits to certain retired employees. PlanVista funds the benefit costs on a current basis because there are no plan assets. At December 31, 2001 and March 31, 2002, accrued post-retirement liability of $0.1 million was included in the balance of accrued liabilities.

Deferred compensation plan

PlanVista has a deferred compensation plan with two former officers. The deferred compensation, which together with accumulated interest is accrued but unfunded, is distributable in cash after retirement or termination of employment, and amounted to approximately $0.9 million at December 31, 2000 and 2001 and at March 31, 2002. Both participants began receiving such deferred amounts, together with interest at 12% annually, at age 65.

12.    COMMITMENTS AND CONTINGENCIES

Lease commitments

PlanVista rents office space and equipment under non-cancelable operating leases. Rental expense under the leases approximated $0.7 million, $0.6 million, $0.6 million, $0.2 million, and $0.2 million for the years ended December 31, 1999, 2000, and 2001, and the three months ended March 31, 2001 and 2002, respectively. Future minimum rental payments under these leases are as follows (in thousands):

2002	$588
2003	278
2004	261
2005	58
2006	38
Thereafter	38

$1,261

Litigation

In the ordinary course of business, we may be a party to a variety of legal actions that affect many businesses, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, and tort claims. In addition, we entered into indemnification obligations related to certain of the businesses we sold during 2000 and 2001 and we could be subject to a variety of legal and other actions related to such indemnification obligations. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not cover the damages awarded. While the ultimate financial effect of these claims and indemnification obligations cannot be fully determined at this time, in the opinion of management, they will not have a material adverse effect on our financial condition, results of operations, or cash flows.

In January 1997, our subsidiary HPS began providing marketing and administrative services for health plans of TMG Life Insurance Company (now known as Clarica Life Insurance Company), with Connecticut General Life Insurance Company (“CIGNA Re”) acting as the reinsurer. In January 1999, insureds under this coverage were notified that coverage would be canceled beginning in July 1999. Substantially all coverage under these policies terminated on or before December 31, 2000.

In July 1999, Clarica asserted a demand against HPS for claims in excess of $7 million for breach of contract and related claims, and HPS asserted breach of contract and various other claims against Clarica. In April 2000, Clarica and CIGNA Re jointly submitted a demand for consolidated arbitration in connection with these claims and claims submitted by CIGNA Re for approximately $6 million. On or around October 23, 2000, we settled the dispute with Clarica in consideration for our payment of $400,000.

On April 17, 2000, Admiral Insurance Company, our errors and omissions carrier, filed a complaint for declaratory judgment in the United States District Court for the Middle District of Florida, naming HPS, Clarica, and CIGNA Re as defendants.

During 2001, we reached a settlement agreement related to the CIGNA Re and Admiral claims. Under the terms of this settlement agreement, we are obligated to pay Cigna Re approximately $150,000 on or before December 31, 2002.

In January 2002, Paid Prescriptions, LLC initiated a breach of contract action against us seeking $1.6–$2.0 million in compensation, and we are vigorously defending this action. While the ultimate financial effect of this claim cannot be determined at this time, in the opinion of management, it will not have a material adverse effect on our financial condition, results of operations, or cash flow.

13.    INCOME TAXES

The provision (benefit) for income taxes is as follows (in thousands):

	For the Year Ended December 31,			For the Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Current
Federal	$—	$—	$—	$(598)	$(932)
State	—	—	—	—	—

	—	—	—	(598)	(932)

Deferred
Federal	(626)	(2,844)	23,989	400	—
State	(92)	(419)	2,822	34	—

	(718)	(3,263)	26,811	434	—

(Benefit) provision for income taxes	$(718)	$(3,263)	$26,811	$(164)	$(932)

The components of deferred taxes recognized in the accompanying consolidated financial statements are as follows (in thousands):

	December 31,
	2000	2001	March 31, 2002
			(unaudited)
Accrued expenses not currently deductible	$3,523	$1,026	$1,026
Deferred compensation	453	—	—
Post-retirement benefits	497	—	—
Net operating loss	—	36,538	36,683
Depreciation	619	(224)	(244)
Intangibles	24,061	(875)	(895)
Equity in loss of joint venture	(93)	—	—
Unrealized loss on investments available for sale	358	—	—

	29,418	36,465	36,570
Valuation allowance	—	(36,465)	(36,570)

	$29,418	$—	$—

We had a $3.5 million current provision for income taxes in the year ended December 31, 2000. We had no current provision for income taxes in the year ended December 31, 2001 or in the three months ended March 31, 2001 and 2002.

The deferred tax asset resulting from intangibles relates to certain intangible assets we acquired that are amortizable for tax purposes.

We recognize deferred assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to cumulative losses in recent years, we recorded a valuation allowance of $36 million on net deferred tax assets in 2001. No valuation allowance was required in 2000 and 1999, based on our expectations of future taxable income. We have net operating loss carryforwards of approximately $90 million that expire in 2021. If there are certain substantial changes in our ownership, there may be limitations on the utilization of the net operating losses.

The provision (benefit) for income taxes varies from the federal statutory income tax rates due to the following:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Federal statutory rate applied to pretax income	34.0%	34.0%	(34.0)%	(34.0)%	(34.0)%
State income taxes net of federal tax benefit	5.0%	5.0%	(6.0)%	(4.0)%	(6.0)%
Other non-deductible items	3.0%	(0.1)%	2.0%	—	—
Valuation allowance	—	—	386.0%	—	40.0%

Effective tax rate	42.0%	38.9%	348.0%	(38.0)%	—

14.    EARNINGS PER COMMON SHARE

Basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which includes all dilutive potential common shares outstanding is as follows.

	Net Income (Loss) Attributable to Common Stock	Shares	Per Share Amount
	(in thousands)	(in thousands)
1999
Earnings per share of common stock-basic	$104	13,742	$0.01
Effect of dilutive securities:
Centra convertible notes	—	180	—

Earnings per share of common stock—assuming dilution	$104	13,922	$0.01

2000
Earnings per share of common stock-basic	$(104,477)	13,679	$(7.64)
Effect of dilutive securities:	—	—	—

Earnings per share of common stock—assuming dilution	$(104,477)	13,679	$(7.64)

2001
Earnings per share of common stock-basic	$(45,221)	14,558	$(3.11)
Effect of dilutive securities:	—	—	—

Earnings per share of common stock—assuming dilution	$(45,221)	14,558	$(3.11)

For the years ended December 31, 1999, 2000, and 2001, approximately 2.0 million, 1.7 million and 2.0 million options, respectively, are not included in the calculation of earnings (loss) per shares because they are antidilutive.

15.    STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLANS

Stock option plans

PlanVista stock option plans authorize the granting of both incentive and non-incentive stock options for a total of 2,710,000 shares of common stock to key executives, management, consultants, and, with respect to 360,000 shares, to directors. Under the plans, all options have been granted at prices not less than market value on the date of grant. Certain non-qualified incentive stock options may be granted at less than market value.

Options generally vest over a four-year period from the date of grant, with 20% of the options becoming exercisable on the date of the grant and 20% becoming exercisable on each of the next four anniversaries of the date of the grant.

A summary of option transactions during each of the three years ended December 31, 2001 is shown below:

	Number of Shares	Weighted Average Option Price
Under option, December 31, 1998 (922,800 exercisable)	1,760,500	$18.23
Granted	551,000	10.45
Exercised	—	—
Canceled	(346,050)	15.75

Under option, December 31, 1999 (1,247,000 exercisable)	1,965,450
Granted	836,000	2.62
Exercised	(1,100)	2.50
Canceled	(1,084,050)	15.23

Under option, December 31, 2000 (915,906 exercisable)	1,716,300
Granted	645,000	8.82
Exercised	(199,300)	2.54
Canceled	(1,184,600)	11.73

Under option, December 31, 2001 (600,466 exercisable)	977,400

There were 993,700 and 1,732,600 shares available for the granting of options at December 31, 2000 and 2001, respectively.

The following table summarizes the stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$2.50 – $9.19	684,400	4 years	$6.12
$11.00 – $25.50	293,000	4 years	$17.65

Measurement of fair value

We apply APB 25 and related interpretations in accounting for our stock option plans and employee stock purchase plan. Accordingly, no compensation cost has been recognized related to these plans. Had compensation cost for our stock option and employee stock purchase plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, our net income (loss) and net income (loss) per share would have been as follows:

	Year Ended December 31,
	1999	2000	2001

Net income (loss) attributable to common stock (in thousands):
As reported	$104	$(104,477)	$(45,221)
Pro forma	(223)	(105,352)	(46,269)
Net income (loss) per share:
Basic as reported	$0.01	$(7.64)	$(3.11)
Basic pro forma	(0.02)	(7.70)	(3.18)
Diluted as reported	0.01	(7.64)	(3.11)
Diluted pro forma	(0.02)	(7.70)	(3.18)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable year: dividend yield of 0.00% for the years ended December 31, 2001, 2000 and 1999; expected volatility of 30% for each of the years ended December 31, 2001, 2000 and 1999; risk-free interest rates of 4.64% to 4.93% for options granted during the year ended December 31, 2001, 6.38% to 6.47% for options granted during the year ended December 31, 2000, and 6.47% to 6.53% for options granted during the year ended December 31, 1999, and a weighted average expected option term of four years for all three years.

Employee stock purchase plan

Under the 1996 Employee Stock Purchase Plan (“Employee Plan”), we are authorized to issue up to 250,000 shares of common stock to our employees who have completed one year of service. The Employee Plan is intended to provide a method whereby employees have an opportunity to acquire shares of our common stock.

Under the terms of the Employee Plan, an employee may authorize a payroll deduction of a specified dollar amount per pay period. The proceeds of that deduction are used to acquire shares of our common stock on the offering date. The number of shares acquired is determined based on 85% of the closing price of PlanVista’s common stock on the New York Stock Exchange on the offering date.

We sold 16,143 shares in 1999, 12,708 shares in 2000, and 2,051 shares in 2001, to employees under the Employee Plan.

16.    QUARTERLY FINANCIAL INFORMATION (Unaudited; In Thousands Except Per Share Data)

The following quarterly statements have revised to give effect of the discontinued operations.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2000:
Operating revenues	$6,953	$7,127	$6,730	$6,154
Loss from continuing operations before minority interest, discontinued operations, loss on sale of assets, extraordinary item, and cumulative effect of change in accounting principle	(2,346)	(495)	(1,687)	(600)
Net loss	(66,760)	(35,483)	(2,029)	(205)
Basic and diluted loss from continuing operations per common share	$(0.17)	$(0.04)	$(0.12)	$(0.04)
Basic and diluted net loss (earnings) per common share	$(4.88)	$(2.60)	$(0.15)	$(0.01)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2001:
Operating revenues	$8,125	$7,886	$8,924	$7,983
Income (loss) from continuing operations before minority interest, discontinued operations, loss on sale of assets, and cumulative effect of change in accounting principle	179	(33,086)	(1,338)	(268)
Net loss	(5,693)	(34,912)	(3,957)	(659)
Basic and diluted (loss) income from continuing operations per common share	$0.01	$(2.27)	$(0.09)	$(0.02)
Basic and diluted net loss per common share	$(0.39)	$(2.40)	$(0.27)	$(0.05)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
and Shareholders of
PlanVista Corporation

Our audits of the consolidated financial statements referred to in our report dated April 15, 2002 appearing on page F-2 of this Form S-1 of PlanVista Corporation also included an audit of the Financial Statement Schedule listed in Item 16 of this Form S-1. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
April 15, 2002

PLANVISTA CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
Description	Beginning Balance	Bad Debt Expense	Sales Allowances	Deductions(1)	Ending Balance
Allowance for Doubtful Accounts
December 31, 1999(2)	$1,689	$2,146	$1,081	$1,705	$3,211
Allowance for Doubtful Accounts
December 31, 2000(2)	3,211	1,199	425	1,535	3,300
Allowance for Doubtful Accounts
December 31, 2001	3,300	3,348	1,131	1,543	6,236

(1)	Reflects direct write-off of accounts, net of recoveries.
(2)	Amounts have not been revised to reflect the impact of discontinued operations.

             Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated (other than underwriting discounts and commissions) to be as follows:

SEC registration fee		$5,520
NASD filing fee		$6,500
Accountants’ fees and expenses	$	*
Legal fees and expenses	$	*
NYSE additional listing fee	$	*
Printer fees	$	*
Miscellaneous	$	*

Total	$

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The Registrant’s certificate of incorporation contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Registrant has entered into indemnity agreements with certain of its directors and officers which provide the maximum indemnification allowed by Section 145. The Registrant’s officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors for some liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

Item 15.    Recent Sales of Unregistered Securities

1.
On June 18, 2001, we issued 709,757 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the sale of our third party administration and managing general underwriter business.

2.
On July 2, 2001, we issued 75,000 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HPS.

3.
On July 2, 2001, we sold 480,000 shares of our common stock to the following investment accounts: NCR Pension Trust, Raytheon Master Pension Trust, Georgia Pacific Corporation and Halliburton, all of which are managed by DePrince, Race & Zollo, Inc., in a private placement transaction pursuant to Section 4(2) of the Securities Act, in exchange for $3,300,000 cash, representing a discount of 15% from the trading price of our common stock on the New York Stock Exchange for the ten days preceding the sale.

4.
On July 3, 2001, we issued 74,998 shares to First Union National Bank (n/k/a Wachovia Bank, National Association), as administrative agent for our senior lenders, for distribution on a pro rata basis among the lenders, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in exchange for the lenders’ consent to the transactions contemplated by a post-closing letter agreement between us and HealthPlan Holdings, Inc. dated July 2, 2001.

5.
On July 6, 2001, we issued 12,500 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

6.
On July 9, 2001, we sold 73,500 shares of our common stock to Iceplate & Co., an investment account managed by DePrince, Race & Zollo, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, in exchange for $500,000 cash, representing a discount of 15% from the average trading price of our common stock on the New York Stock Exchange for the ten days preceding the sale.

7.
On July 16, 2001, we issued 10,844 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

8.
On July 24, 2001, we issued 3,625 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with HealthPlan Holdings’ coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

9.
On March 18, 2002 we issued 27,726 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act, in lieu of interest under a $5 million convertible subordinated promissory note which had been delivered to HealthPlan Holdings, Inc. in connection with the sale to them of our third party administration and managing general underwriter businesses in 2001.

10.
On March 27, 2002, we issued 274,369 shares to New England Financial in a private placement transaction pursuant to Section 4(2) of the Securities Act, which, along with an agreement to perform certain services, were paid by us as consideration for the forgiveness of a debt to New England Financial totaling $2,470,003, representing a promissory note in the principal amount of $1,000,000 and accrued but unpaid interest through the date of forgiveness.

11.
On April 12, 2002, we issued 813,273 shares to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act upon conversion of a $5 million convertible subordinated promissory note which had been delivered to HealthPlan Holdings, Inc. in connection with the sale to them of our third party administration and managing general underwriter businesses in 2001.

12.
On April 12, 2002, we issued an aggregate of 75,002 shares to our senior lenders for distribution on a pro rata basis among the lenders, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the closing of the restructuring of our senior credit facility.

13.
On April 12, 2002 we issued an aggregate of 29,000 shares of our Series C convertible preferred stock to our senior lenders, on a pro rata basis, in a private placement transaction pursuant to Section 4(2) of the Securities Act, in connection with the restructuring of our senior credit facility.

14.
We have issued an additional 200,000 shares to HealthPlan Holdings, Inc. as penalty shares under the registration and redemption provisions of the registration rights agreement between us and HealthPlan Holdings, Inc., dated June 18, 2001. These shares were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act in increments from time to time since December 2001 through May 15, 2002, in accordance with the terms of the registration rights agreement.

15.
On April 12, 2002, we issued warrants for the purchase of an aggregate of 200,000 shares to Centra Benefits Services, Inc. at an exercise price of $6.398 per share, in connection with the restructure of certain promissory notes to them for the purpose of extending the maturity date.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement.*
2.1
Stock Purchase Agreement dated as of December 18, 1996, by and among Noel Group, Inc., Automatic Data Processing, Inc. and HealthPlan Services Corporation (incorporated by reference to the Noel Group, Inc.’s Current Report on Form 8-K dated February 7, 1997).

2.2
Subscription and Asset Contribution Agreement dated June 16, 1998, by and between CENTRA HealthPlan LLC, and its prospective members: HealthPlan Services, Inc., and CENTRA Benefit Services, Inc. (incorporated by reference to Exhibit 2.8 to the HealthPlan Services Corporation 1998 Annual Report and Form 10-K filed on March 30, 1999).

2.3
Amended and Restated Acquisition Agreement dated May 15, 1998, by and among HealthPlan Services Corporation, National Preferred Provider Network, Inc., and other parties named therein (incorporated by reference to Exhibit 2.8 to the HealthPlan Services Corporation Annual Report on Form 10-K filed on March 30, 1999).

2.4
Asset Purchase Agreement effective July 5, 2000, by and between HealthPlan Services, Inc. and Sheakley-Uniservice, Inc. (incorporated by reference to Exhibit 2.12 to the PlanVista Corporation Annual Report on Form 10-K/A. filed on April 20, 2001).

2.4
Asset Purchase Agreement dated as of August 28, 2000, by and between Trewit, Inc., HealthPlan Services, Inc., Montgomery Management Corporation, and HealthPlan Services Corporation; Amendment to Asset Purchase Agreement effective as of October 25, 2000, by and between HealthPlan Services, Inc., Montgomery Management Corporation, HealthPlan Services Corporation, Trewit, Inc., and Harrington Benefit Services, Inc.; Post-Closing Amendment to Asset Purchase Agreement and Escrow Agreement dated as of January 12, 2001, by and between HealthPlan Services, Inc., HealthPlan Services Corporation, Trewit, Inc., and Harrington Benefit Services, Inc., and for purposes of the Escrow Agreement Amendment, Wells Fargo Bank Minnesota (incorporated by reference to Exhibit 2.13 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001).

2.5
Asset Purchase Agreement dated September 15, 2000, by and among ProHealth, Inc., Sheakley Unicomp, Inc., and HealthPlan Services, Inc. (incorporated by reference to Exhibit 2.14 to the PlanVista Corporation Annual Report on Form 10-K/A, filed on April 20, 2001).

2.6
Stock Purchase Agreement dated as of April 1, 2001, by and between HealthPlan Holdings, Inc. and HealthPlan Services Corporation (incorporated by reference to Exhibit 2.15 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001); First Amendment to Stock Purchase Agreement dated as of June 18, 2001.**

2.7
Certificate of Ownership and Merger merging PlanVista Corporation and HealthPlan Services Corporation effective April 13, 2001 (incorporated by reference to Exhibit 99.2 to the HealthPlan Services Corporation Form 8-K Current Report filed on April 20, 2001).

3.1	Certificate of Incorporation, as amended.
3.2	By-laws, as amended.
4.1
Registration rights granted to Automatic Data Processing, Inc. under the Stock Purchase Agreement dated as of December 18, 1996, by and among Noel Group, Inc., Automatic Data Processing, Inc. and HealthPlan Services Corporation. (included in Exhibit 2.1).

4.2	Registration Rights Agreement dated as of June 18, 2001, by and between Plan Vista Corporation and HealthPlan Holdings, Inc.**

Exhibit No.	Description
4.3	Registration Rights Agreement dated as of July 2, 2001, by and between PlanVista Corporation, First Union National Bank and the Holders listed on the signature pages thereof.**
4.4	Registration rights granted under the Stockholders Agreement dated as of April 12, 2002, by and among PlanVista Corporation and the Series C Stockholders named therein (included in Exhibit 10.8(k)).
4.5	Stock Purchase and Registration Rights Agreement dated as of July 5, 2001, by and between PlanVista Corporation and DePrince Race & Zollo, Inc. on behalf of the Purchasers named therein.**
4.6
Letter Agreement dated as of March 8, 2002, by and between New England Financial and PlanVista Corporation; Clarification of Letter Agreement dated as of March 18, 2002, by and between New England Financial and PlanVista Corporation.

4.7	Letter Agreement dated as of May , 2002, by and between HealthPlan Holdings, Inc. and PlanVista Corporation.*
4.8
Letter Agreement dated as of May     , 2002, by and between PlanVista Corporation, Wachovia Bank, National Association, as administrative agent, and the other lenders listed on the signature pages thereto.*

4.9	Excerpts from the Certificate of Incorporation, as amended (included in Exhibit 3.1).
4.10	Excerpts from the By-laws, as amended (included in Exhibit 3.2).
4.11	Specimen stock certificate.*
5.1	Opinion of counsel to the registrant*.
10.1
Amended and Restated HealthPlan Services Corporation 1996 Employee Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-31913, filed on July 23, 1997).

10.2
HealthPlan Services Corporation 1996 Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-07641 filed on July 3, 1996).

10.3	Amendment of the Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit A to the PlanVista Corporation 2001 Proxy Statement on Form DEF14A filed on April 25, 2001).
10.4
HealthPlan Services Corporation 1995 Incentive Equity Plan (compensatory plan) (incorporated by reference to Exhibit 10.7 to the HealthPlan Services Corporation Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

10.5
1995 HealthPlan Services Corporation Directors Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 10.10 to the HealthPlan Services Corporation Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

10.6
Amended and Restated HealthPlan Services Corporation 1997 Directors Equity Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration Statement #333-31915, filed on July 23, 1997).

10.7
HealthPlan Services Corporation 1998 Officer Bonus Plan Summary (compensatory plan) (substantially similar to 1999 and 2000 Plans) (incorporated by reference to the PlanVista Corporation Annual Report on Form 10-K/A, filed on April 17, 2002).

Exhibit No.		Description
10.8	(a)
Amended and Restated Credit Agreement dated as of May 1, 1998, by and among HealthPlan Services Corporation, First Union National Bank, and other lenders named therein, as amended by: the First Amendment thereto dated June 23, 1998, and Second Amendment and Waiver dated December 15, 1998 (incorporated by reference to Exhibit 10.12 to the HealthPlan Services Corporation Annual Report on Form 10-K, filed March 30, 1999).

(b)
Third Amendment and Waiver dated November 15, 1999; Nonwaiver and Standstill Agreements dated February 11, 2000; and Waiver and Consent dated March 1, 2000 (incorporated by reference to Exhibit 10.12(b) to the HealthPlan Services Corporation Annual Report on Form 10-K, filed on April 14, 2000).

(c)
Second Extension of Nonwaiver and Standstill Agreement, dated April 13, 2000 (incorporated by reference to Exhibit 10.12(c) to the HealthPlan Services Corporation Amended Annual Report on Form 10-K, filed on April 14, 2000).

(d)
Second Amended and Restated Credit Agreement dated as of June 8, 2000, by and among HealthPlan Services Corporation, First Union National Bank, and the other lenders named therein; Security and Second Amended and Restated Pledge Agreement dated as of June 8, 2000, by and among HealthPlan Services Corporation and its subsidiaries named therein, and First Union National Bank; Limited Waiver and Consent dated June 29, 2000; Limited Waiver and Consent dated as of September 12, 2000; Limited Waiver dated September 19, 2000; Limited Waiver and Consent dated as of September 19, 2000; Limited Waiver and Consent dated as of October 19, 2000; Limited Waiver dated as of December 8, 2000; First Amendment and Limited Waiver and Consent dated as of March 29, 2001(incorporated by reference to Exhibit 2.15 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K/A, filed on April 20, 2001).

(e)
Second Amended and Limited Waiver and Consent by and among HealthPlan Services Corporation, First Union National Bank, and the other lenders named therein dated as of April 16, 2001; Limited Waiver and Consent by and among HealthPlan Services Corporation, First Union National Bank, and the other lenders named therein, dated as of April 30, 2001; Limited Waiver and Consent by and among HealthPlan Services Corporation, First Union National Bank, and the other lenders named therein, dated as of May 4, 2001; Limited Waiver and Extension by and among PlanVista Corporation (f/k/a HealthPlan Services Corporation), First Union National Bank, and the other lenders named therein, dated as of June 15, 2001; Third Amendment and Limited Waiver by and among PlanVista Corporation (f/k/a HealthPlan Services Corporation), First Union National Bank, and the other lenders named therein, dated as of July 2, 2001 (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(f)
Forbearance Agreement dated as of September 1, 2001, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein (incorporated by reference to the PlanVista Corporation Form 8-K, filed on September 17, 2001).

(g)
First Amendment to Forbearance Agreement dated as of September 30, 2001, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein; Second Amendment and Limited Waiver to Forbearance Agreement dated as of October 19, 2001, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein; Third Amendment and Limited Waiver to Forbearance Agreement dated as of November 11, 2001, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein (incorporated by reference to Exhibit (a) to the PlanVista Corporation Quarterly Report on Form 10-QA, filed on November 14, 2001).

Exhibit No.		Description
(h)
Fourth Amendment and Limited Waiver to Forbearance Agreement dated as of December 14, 2001, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein; Fifth Amendment and Limited Waiver to Forbearance Agreement dated as of January 31, 2002, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein; Sixth Amendment to Forbearance Agreement dated as of March 15, 2002, by and among PlanVista Corporation, First Union National Bank, and the other lenders named therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(i)
Third Amended and Restated Credit Agreement dated as of April 12, 2002, by and among PlanVista Corporation, Wachovia National Association (f/k/a First Union National Bank), and the other lenders named therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(j)
Series C Convertible Preferred Stock Issuance and Restructuring Agreement dated as of April 12, 2002, by and among PlanVista Corporation, Wachovia National Association, as administrative agent, and the other lenders named therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(k)
Stockholders Agreement dated as of April 12, 2002, by and among PlanVista Corporation and the Series C Stockholders named therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

(l)
Certificate of Designation of Series and Determination of Rights and Preferences of Series C Convertible Preferred Stock of PlanVista Corporation as filed with the Secretary of State of Delaware on April 8, 2002 (included in Exhibit 3.1).

(m)
Letter Agreement dated April 12, 2002, by and among PlanVista Corporation, Wachovia National Association, as administrative agent, and the other lenders named therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002), as amended and restated by the Letter Agreement dated as of May     , 2002, by and among PlanVista Corporation, Wachovia National Association, as administrative agent, and the other lenders named therein (included in Exhibit 4.6).

(n)
Promissory note dated April 12, 2002, by and among PlanVista Corporation, Wachovia National Association, as administrative agent, and the other lenders noted therein (incorporated by reference to the PlanVista Corporation 2001 Annual Report on Form 10-K/A, filed on April 17, 2002).

10.9	(a)
Employment and Noncompetition Agreement dated as of June 1, 2000, by and between HealthPlan Services Corporation and Phillip S. Dingle, including Amendment thereto dated January 30, 2001 (Management Contract) (incorporated by reference to Exhibit 10.24 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001).

	(b)	Form of Amendment to Employment and Noncompetition Agreement.*
10.10		Employment and Noncompetition Agreement dated as of June 1, 2001, by and between PlanVista Corporation and Jeffrey L. Markle.**
10.11		Letter Agreement dated as of June 28, 2001, by and between PlanVista Corporation and Arthur Andersen LLP.**
10.12		Letter Agreement dated as of July 17, 2001, by and between PlanVista Corporation and William Blair & Company, L.L.C.**
10.13		Sublease Agreement dated as of June 18, 2001, by and between HealthPlan Services, Inc. and PlanVista Corporation.**

Exhibit No.	Description
10.14
Lease Agreement dated as of July 14, 1994, by and between D.K. Third Party Administrators, Inc. (n/k/a PlanVista Corporation) and Wisener Professional Building, Inc., as amended on December 7, 1995, April 3, 1997, and February 5, 1998, by Addendum to Lease between Wisener Professional Building, Inc. and D.K. Third Party Administrators, Inc. (n/k/a PlanVista Corporation).**

10.15	Lease Agreement dated as of January 9, 2002, by and between PlanVista Corporation and Metropolitan Life Insurance Company.
11.1	Statement re Computation of Per Share Earnings.*
21.1	Subsidiaries of the registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Fowler White Boggs Banker P.A. (included in 5.1).
24.1	Power of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.
**	Previously filed

(b)    Financial Statement Schedule

Schedule	II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida, on the 24th day of May, 2002.

PLANVISTA CORPORATION

By:	/s/ PHILLIP S. DINGLE
Phillip S. Dingle Chairman of the Board and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Phillip S. Dingle his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments or registrations of additional securities pursuant to Rule 462(b) or otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agents, acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 24, 2002.

Signature	Title

/s/ PHILLIP S. DINGLE Phillip S. Dingle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DONALD W. SCHMELING Donald W. Schmeling	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ WILLIAM L. BENNETT William L. Bennett	Director
/s/ DAVID J. FERRARI David J. Ferrari	Director
/s/ CHRISTOPHER J. GARCIA Christopher J. Garcia	Director
/s/ MARTIN L. GARCIA Martin L. Garcia	Director
/s/ JOHN D. RACE John D. Race	Director
/s/ RANDY SUGARMAN Randy Sugarman	Director

Exhibit Index

Exhibit No.	Description

3.1	Certificate of Incorporation, as amended

3.2	By-laws, as amended

4.6
Letter Agreement dated as of March 8, 2002, by and between New England Financial and PlanVista Corporation; Clarification of Letter Agreement dated as of March 18, 2002, by and between New England Financial and PlanVista Corporation.

10.15	Lease Agreement dated as of January 9, 2002, by and between PlanVista Corporation and Metropolitan Life Insurance Company.

21.1	Subsidiaries of the registrant.

23.1	Consent of PricewaterhouseCoopers LLP.